CAPSTEAD

Annual Report 2007


08042930



Capstead Mortgage Corporation, formed in 1985 and based in Dallas, Texas, is a self-managed real estate investment trust for federal income tax purposes. Our core strategy is managing a leveraged portfolio of residential mortgage securities consisting almost exclusively of adjustable-rate mortgage, or ARM, securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae. Agency-guaranteed residential mortgage securities carry an implied AAA credit rating with limited, if any, credit risk. We may also augment our core portfolio with investments in credit-sensitive commercial real estate-related assets.

TABLE OF CONTENTS:


Total Assets
(in millions)
$2,554
$3,688
$4,464
$5,348
$7,209
'03
'04
'05
'06
'07


Long-Term
Investment Capital
(in millions)
$277
$333
$420
$440
$661
$97
$180
$153
$180
$165
$180
$75
$160
$180
$100
$381
$180
$100
'03
'04
'05
'06
'07
Trust Preferred
Perpetual Preferred
Common

RESIDENTIAL MORTGAGE SECURITIES:

The objective of investing in agency-guaranteed ARM securities is to create a leveraged portfolio that can earn attractive returns over the long term, while virtually eliminating credit risk and reducing, but not eliminating, sensitivity to changes to interest rates.

- Over 99% are agency-guaranteed ARM securities backed by mortgage loans with coupon interest rates that reset at least annually or begin doing so after an initial fixed-rate period of typically five years or less.
- Financed with a blend of relatively short maturity borrowings.
- Agency-guaranteed residential mortgage securities carry an implied AAA rating and therefore limited, if any, credit risk.

COMMERCIAL REAL ESTATE-RELATED ASSETS:

The objective of investing in commercial real estate-related assets is to create a portfolio that can earn attractive risk adjusted returns and provide earnings support during periods of rising short term interest rates.

- Currently represents only 3% of long-term investment capital.
- Monitoring developments in commercial real estate markets that are experiencing widening credit spreads and significant liquidity constraints.



Pictured from left to right, Anthony R. Page, Director of Commercial Mortgage Investments; Phillip A. Reinsch, CFO; Andrew F. Jacobs, President and CEO; Robert R. Spears, Jr., Director of Residential Mortgage Investments and Michael W. Brown, Treasurer

TO OUR STOCKHOLDERS:

The turbulent credit markets during the latter part of 2007 represented one of the most difficult operating environments ever experienced by participants in the residential mortgage industry. In August, increasing subprime residential mortgage delinquencies heightened investor concerns regarding credit risks associated with securities backed by residential mortgage loans not guaranteed by government-sponsored entities or by an agency of the federal government (i.e. Fannie Mae, Freddie Mac or Ginnie Mae). Values of nearly all non-agency-guaranteed residential mortgage securities and related financing structures declined significantly, regardless of credit ratings originally assigned to these securities, as selling pressures mounted and investor demand declined. Many participants in the so-called subprime and Alt-A mortgage sectors failed, while many others incurred significant asset impairments or losses on asset sales.

Over 99% of Capstead's residential mortgage investments are agency-guaranteed mortgage securities, which have an implied AAA credit rating and therefore limited, if any, credit risk. While the securities in our portfolio were not at the center of this market turmoil, we did experience downward pressure on market values due in part to selling of agency-guaranteed collateral by some investors to free up capital to support their non-agency holdings. In light of these credit market conditions, we proactively reduced our portfolio leverage from 11.5 to 1 to about 10 to 1 primarily through the sale of some of our lower-yielding, faster prepaying agency-guaranteed mortgage securities. We also worked to expand the number of lending counterparties with which we routinely do business.

Throughout this period, agency-guaranteed mortgage securities traded at realistic, albeit lower, prices compared to the distressed pricing experienced in the trading in almost all types of non-agency-guaranteed securities. In our view, this validated the soundness of our core strategy of investing in a large portfolio of adjustable-rate mortgage ("ARM") securities issued and guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. By remaining focused on this core strategy, we were able to successfully navigate through this environment and access the capital markets, raising $206 million in new common equity during the fourth quarter. This new capital has greatly strengthened our capital structure and allowed us to significantly grow our holdings of agency-guaranteed ARM securities at some of the best pricing levels seen in years. Having taken these steps, we are confident in our ability to withstand periods of contracting market liquidity and even more confident that our core strategy can produce attractive risk-adjusted returns over the long term.



Paul M. Low, Chairman of the Board / Andrew F. Jacobs, President and CEO

^50%

Capstead increased its long-term investment capital by 50% in 2007

"We anticipate that 2008 is going to be an exceptional year. Having increased our long-term investment capital and total assets in 2007 by 50% and 35%, respectively, we are well positioned to benefit from a lower interest rate environment in 2008."

We reported net income of $24.7 million for 2007, $15.9 million of which was earned during the fourth quarter. Our financing spreads improved throughout the year, increasing from 17 basis points for the fourth quarter of 2006 to 93 basis points for the fourth quarter of 2007. Average portfolio yields increased 70 basis points year over year to 5.64%, benefiting from higher yields on acquisitions as well as higher coupon interest rate resets on the underlying mortgage loans. During the fourth quarter of 2007, our financing spreads began benefiting from lower borrowing rates as a result of actions taken by the Federal Reserve Open Market Committee beginning in September to lower its target for the federal funds rate a total of 100 basis points to 4.25% by year-end. Our net interest margins also benefited from higher average portfolio balances, reflecting portfolio acquisitions made with proceeds from the fourth quarter common equity offerings.

We anticipate that 2008 is going to be an exceptional year. Having increased our long-term investment capital and total assets in 2007 by 50% and 35%, respectively, we are well positioned to benefit from a lower interest rate environment in 2008. Financing spreads are expected to improve significantly as the benefit of reductions in the federal funds target rate totaling 225 basis points through January 2008 are realized in our borrowing rates.

In February 2008 we completed our third public offering in four months, raising an additional $127 million in new common equity. Like the previous offerings, the capital from this offering is being deployed into additional holdings of agency-guaranteed ARM securities and can be expected to be accretive to our book value, earnings and dividends. We will continue to be opportunistic in raising additional capital during the year ahead, provided we can invest the proceeds at attractive returns. As we do, our long-term investment capital and book value per common share should continue to increase, along with our market capitalization and average trading volume, which serves to improve the liquidity of an investment in our common shares.

On behalf of our board and employees, we thank you for your continued support and investment.

Paul M. Low
Chairman of the Board

Andrew F. Jacobs
President and CEO

February 28, 2008

CAPSTEAD

Financial Information

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31		
	2007	2006	2005
Mortgage securities and similar investments:			
Interest income	$ 310,698	$ 242,859	$ 130,333
Interest expense	(266,901)	(228,379)	(105,937)
	43,797	14,480	24,396
Other revenue (expense):			
Loss from portfolio restructuring	(7,683)	–	–
Other revenue	2,234	591	1,082
Interest expense on unsecured borrowings	(8,747)	(7,142)	(972)
Other operating expense	(6,671)	(6,454)	(7,301)
	(20,867)	(13,005)	(7,191)
Income before equity in earnings (loss) of unconsolidated affiliates and discontinued operation	22,930	1,475	17,205
Equity in earnings (loss) of unconsolidated affiliates	1,783	2,368	(10)
Income from continuing operations	24,713	3,843	17,195
Income from discontinued operation, net of taxes	–	–	39,997
Net income	$ 24,713	$ 3,843	$ 57,192
Net income available (loss attributable) to common stockholders:			
Net income	$ 24,713	$ 3,843	$ 57,192
Less cash dividends paid on preferred shares	(20,256)	(20,256)	(20,256)
	$ 4,457	$ (16,413)	$ 36,936
Basic and diluted earnings (loss) per common share:			
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	–	–	2.12
	$0.19	$(0.87)	$1.96

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31 2007	December 31 2006
Assets:		
Mortgage securities and similar investments ($6.7 billion pledged under repurchase arrangements)	$7,108,719	$5,252,399
Investments in unconsolidated affiliates	3,117	20,073
Receivables and other assets	90,437	69,869
Cash and cash equivalents	6,653	5,661
	$7,208,926	$5,348,002
Liabilities:		
Repurchase arrangements and similar borrowings	$6,500,362	$4,876,134
Unsecured borrowings	103,095	103,095
Interest rate swap agreements at fair value	2,384	–
Common stock dividend payable	9,786	385
Accounts payable and accrued expenses	32,382	28,426
	6,648,009	5,008,040
Stockholders' equity:		
Preferred stock - $0.10 par value; 100,000 shares authorized:		
$1.60 Cumulative Preferred Stock, Series A, 202 shares issued and outstanding at December 31, 2007 and December 31, 2006 ($3,317 aggregate liquidation preference)	2,828	2,828
$1.26 Cumulative Convertible Preferred Stock, Series B, 15,819 shares issued and outstanding at December 31, 2007 and December 31, 2006 ($180,025 aggregate liquidation preference)	176,705	176,705
Common stock - $0.01 par value; 100,000 shares authorized; 40,819 and 19,253 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	408	192
Paid-in capital	702,170	497,418
Accumulated deficit	(358,155)	(354,617)
Accumulated other comprehensive income	36,961	17,436
	560,917	339,962
	$7,208,926	$5,348,002

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share amounts)

	Preferred Stock	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2005	$179,533	$188	$516,704	$(387,718)	$ 23,832	$332,539
Net income	–	–	–	57,192	–	57,192
Other comprehensive income:						
Amounts related to cash flow hedges, net	–	–	–	–	403	403
Change in unrealized gain on mortgage securities, net	–	–	–	–	(19,239)	(19,239)
Comprehensive income						38,356
Cash dividends:						
Common – $0.32 per share	–	–	(2,217)	(3,846)	–	(6,063)
Preferred	–	–	(1,825)	(18,431)	–	(20,256)
Additions to capital	–	2	271	–	–	273
Balance at December 31, 2005	179,533	190	512,933	(352,803)	4,996	344,849
Net income	–	–	–	3,843	–	3,843
Other comprehensive income:						
Amounts related to cash flow hedges, net	–	–	–	–	(55)	(55)
Change in unrealized gain on mortgage securities, net	–	–	–	–	12,495	12,495
Comprehensive income						16,283
Cash dividends:						
Common – $0.08 per share	–	–	(1,527)	–	–	(1,527)
Preferred	–	–	(14,599)	(5,657)	–	(20,256)
Additions to capital	–	2	611	–	–	613
Balance at December 31, 2006	179,533	192	497,418	(354,617)	17,436	339,962
Net income	–	–	–	24,713	–	24,713
Other comprehensive income:						
Amounts related to cash flow hedges, net	–	–	–	–	(2,608)	(2,608)
Change in unrealized gain on mortgage securities, net	–	–	–	–	22,133	22,133
Comprehensive income						44,238
Cash dividends:						
Common – $0.34 per share	–	–	(1,152)	(10,571)	–	(11,723)
Preferred	–	–	(2,576)	(17,680)	–	(20,256)
Additions to capital	–	216	208,480	–	–	208,696
Balance at December 31, 2007	$179,533	$408	$702,170	$(358,155)	$ 36,961	$560,917

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31		
	2007	2006	2005
Operating activities:			
Net income	$ 24,713	$ 3,843	$ 57,192
Noncash items:			
Amortization of investment premiums	24,091	23,108	21,813
Depreciation and other amortization	225	183	119
Equity-based compensation costs	921	529	249
Undistributed earnings of unconsolidated affiliates	–	(116)	18
Amounts related to interest rate swap agreements	(121)	–	–
Loss on portfolio restructuring	7,683	–	–
Gain on redemption of structured financing	–	–	(156)
Gain on sale of discontinued operation (real estate held for lease)	–	–	(38,196)
Net change in receivables, other assets, accounts payable and accrued expenses	(663)	6,442	(3,749)
Net cash provided by operating activities of continuing operations	56,849	33,989	37,290
Net cash provided by operating activities of discontinued operation	–	–	3,104
Net cash provided by operating activities	56,849	33,989	40,394
Investing activities:			
Purchases of mortgage securities and similar investments	(4,447,054)	(2,628,826)	(2,474,812)
Proceeds from sales of mortgage securities and similar investments	845,151	–	–
Principal collections on mortgage securities and similar investments	1,751,046	1,724,316	1,494,220
Investments in unconsolidated affiliates:			
Investment in statutory trusts formed to issue unsecured borrowings	–	(774)	(2,321)
Investment in commercial real estate loan limited partnership	(5,892)	(12,749)	(6,943)
Return of investment in real estate loan limited partnership	9,519	2,812	–
Net cash used in investing activities of continuing operations	(1,847,230)	(915,221)	(989,856)
Net cash (used in) provided by investing activities of discontinued operation including net proceeds from its sale	–	(2,884)	56,759
Net cash used in investing activities	(1,847,230)	(918,105)	(933,097)
Financing activities:			
Proceeds from repurchase arrangements and similar borrowings	46,208,141	40,818,254	31,196,605
Principal payments on repurchase arrangements and similar borrowings	(44,599,642)	(39,965,780)	(30,393,738)
Early termination payment on repurchase arrangements	(2,335)	–	–
Unsecured borrowings, net of issue costs	–	25,061	75,038
Release of restricted cash	–	–	5,996
Capital stock transactions	207,787	84	24
Dividends paid	(22,578)	(21,779)	(30,089)
Net cash provided by financing activities of continuing operations	1,791,373	855,840	853,836
Net cash used in financing activities of discontinued operation	–	–	(226)
Net cash provided by financing activities	1,791,373	855,840	853,610
Net change in cash and cash equivalents	992	(28,276)	(39,093)
Cash and cash equivalents at beginning of year	5,661	33,937	73,030
Cash and cash equivalents at end of year	$ 6,653	$ 5,661	$ 33,937

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

NOTE 1 — BUSINESS

Capstead Mortgage Corporation operates as a self-managed real estate investment trust for federal income tax purposes (a "REIT") and is based in Dallas, Texas. Unless the context otherwise indicates, Capstead Mortgage Corporation, together with its subsidiaries, is referred to as "Capstead" or the "Company." Capstead earns income from investing in real estate-related assets on a leveraged basis. These investments currently consist primarily of a core portfolio of residential adjustable-rate mortgage ("ARM") securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, "Agency Securities"). Capstead may also invest a portion of its investment capital in credit-sensitive commercial real estate-related assets, including subordinate commercial real estate loans.

NOTE 2 — ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Capstead Mortgage Corporation and its wholly-owned and majority-owned subsidiaries over which it exercises control. Capstead also considers the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46 "Consolidation of Variable Interest Entities," ("FIN46") in determining whether consolidation is appropriate for any variable interest entities in which the Company holds an interest. The Company's commercial real estate loans are secured by interests in mortgages on, or entities that own, commercial real estate and are subordinate to prior liens on these assets. Although these loans are considered variable interests in the entities that own the underlying real estate, Capstead is not considered the primary beneficiary and therefore these entities are not consolidated. The common securities held by Capstead statutory trusts organized by the Company under Delaware law to issue long-term unsecured borrowings are not considered variable interests at risk pursuant to the provisions of FIN46. Capstead accounts for these investments under the equity method of accounting. Investments in unconsolidated affiliates are initially recorded at cost and subsequently adjusted for Capstead's equity in earnings and losses and cash contributions and distributions. All significant intercompany balances and transactions have been eliminated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting for Seller-financed Acquisitions of Mortgage Securities

Capstead generally pledges its *Mortgage securities and similar investments* as collateral under repurchase arrangements and a portion of the Company's acquisitions may initially be financed with sellers. Consistent with prevailing industry practice, the Company records such assets and the related borrowings gross on its balance sheet, and the corresponding interest income and interest expense gross on its income statement. In addition, the asset is typically a security held available-for-sale, and any change in fair value of the asset is recorded as a component of *Accumulated other comprehensive income.*

In February 2008 the FASB issued Staff Position 140-3 "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP140-3"). Under FSP140-3, certain seller-financed acquisitions entered into after December 31, 2008 may not qualify as sales from the sellers' perspective and the sellers may be required to continue to consolidate the assets sold. As a result, investors such as Capstead may be precluded from presenting these seller-financed acquisitions gross on their balance sheets and required to report these assets net of the related financings at fair value with related changes in fair value reported in earnings until such time as the assets are no longer financed with the sellers. FSP140-3 requires consideration as to whether this accounting should be followed in situations where acquisitions and subsequent financing by a seller are sufficiently linked. Management does not believe implementing FSP140-3 will have a material effect on Capstead's results of operations, taxable income or financial condition. Also, it is not expected to affect the Company's status as a REIT or cause it to fail to qualify for its exemption under Investment Company Act of 1940 which requires that the Company must, among other things, maintain at least 55% of its assets directly in qualifying real estate interests.

Fair Value Accounting Rule Changes

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS157"). SFAS157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2007 the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115"* ("SFAS159"). This statement permits, but does not require, entities to measure many financial instruments, including liabilities and certain other items, at fair value with resulting changes in fair value reported in earnings. In adopting SFAS157 and SFAS159 on January 1, 2008 the Company determined that it will not report changes in fair value of any of its financial assets or liabilities in earnings. Therefore, the Company does not anticipate any impact on its consolidated financial statements from the adoption of these standards.

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN48") on January 1, 2007. The Company did not recognize any liabilities for unrecognized tax benefits in implementing FIN48 at adoption or during 2007. Accordingly, FIN48 has had no impact on the Company's financial condition or results of operations. If applicable in future periods, the Company will record interest and penalties accrued related to unrecognized tax benefits in *Other revenue (expense).* No such accruals were necessary as of December 31, 2007.

Equity-based Compensation

On January 1, 2006, Capstead adopted the provisions of SFAS No. 123(R) "Share-Based Payment" ("SFAS123R"). SFAS123R establishes accounting for equity-based awards to directors and employees. Under the provisions of SFAS123R, equity-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the related requisite service period. Through December 31, 2005 Capstead accounted for equity-based awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB25") and provided the required pro forma disclosures of SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS123").

The Company used the modified prospective method of adopting SFAS123R. Accordingly, the Company recognized in *Other operating expense* compensation expense totaling $171,000 and $153,000 during 2007 and 2006, respectively, relating to option awards granted since January 1, 2006 and the unvested portion of option awards granted in prior years that were previously not given accounting recognition in earnings. Additionally, $750,000 and $376,000 was expensed during 2007 and 2006, respectively, related to stock awards. The Company recognizes compensation cost for option awards on a straightline basis over the requisite service period for each portion of the award that vests separately. Compensation cost for stock awards is recognized on a straightline basis over the requisite service period for the entire award. Equity-based compensation expense recognized for the year ended December 31, 2005 under APB25 totaled $249,000 and would have been $89,000 higher under the fair value provisions of SFAS123, which would have reduced reported earnings (loss) per share by one cent.

Use of Estimates

The use of estimates is inherent in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. The amortization of investment premiums on financial assets is based on estimates of future prepayments on underlying mortgage loans, which are impacted by future changes in interest rates and other factors beyond the control of management. Actual results could differ from those estimates, which could adversely affect earnings. Estimated fair values of financial assets held in the form of securities have been determined using available market information and appropriate valuation methodologies; however, considerable judgment is required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis and are influenced by changes in, and market expectations for changes in, interest rates, market liquidity conditions, and levels of mortgage prepayments as well as other factors beyond the control of management. Accordingly, estimates of fair value are as of the balance sheet dates and are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair values, which would affect the *Accumulated other comprehensive income* component of *Stockholders' equity.*

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on hand and highly liquid investments with original maturities of three months or less when purchased.

Financial Assets

Most of Capstead's financial assets are mortgage securities classified as available-for-sale and carried at fair value with unrealized gains and losses reported as a separate component of *Accumulated other comprehensive income.* A small portion of the Company's mortgage investments that were originally acquired as collateral for structured financings are either classified as held-to-maturity or held as whole loans and are carried at amortized cost (unpaid principal balance, adjusted for unamortized investment premiums and discounts). Financial assets held in the form of whole loans are generally held for investment and recorded at amortized cost on an individual basis. Any whole loans held for sale are carried at the lower of amortized cost or fair value on an aggregate basis. Any transfers from loans held for sale to loans held for investment are recorded at the lower of amortized cost or fair value on the date of transfer. Financial assets are reviewed for potential impairment at each balance sheet date. Other-than-temporary impairments of investments in mortgage securities can occur with adverse changes in the financial condition of the issuer and changes in the Company's intent and ability to hold the security until any declines in fair value are recovered. The amount of any such other-than-temporary impairment is measured by comparing the recorded amount of the security to its fair value. An investment in a whole loan is considered impaired if it becomes probable that the Company will be unable to collect all amounts due according to the loan's contractual terms and the amount of any impairment is measured by comparing the recorded amount of the loan to the present value of expected cash flows or the fair value of related collateral. Any impairment charges would be recorded in *Other revenue (expense).* No impairment charges on financial assets have been recorded during the three years ended December 31, 2007. Interest is recorded as income when earned. Investment premiums and discounts are recognized as adjustments to *Interest income* by the interest method over the expected life of the related financial assets. Realized gains and losses from sales are included in *Other revenue (expense).* The cost of financial assets sold is based on the specific identification method.

Borrowings

Borrowings are carried at their unpaid principal balances, net of unamortized discounts and premiums, when present. Discounts and premiums, as well as debt issue costs, which are recorded in *Receivables and other assets*, are recognized as adjustments to *Interest expense* by the interest method over the term of the related borrowings.

Dividend Classification

Capstead records common and preferred share dividends in the *Accumulated deficit* component of *Stockholders' equity* only to the extent of available earnings for the related quarterly or monthly period. Any dividends declared in excess of available earnings are deemed returns of capital and are recorded as reductions of *Paid-in capital.* The classification of dividends for tax and financial reporting purposes will typically differ as a result of differences between taxable income and *Net income,* differences with how income is allocated to dividends paid, and timing considerations in the distribution of taxable income.

Derivative Financial Instruments ("Derivatives")

Derivatives used by Capstead from time to time for risk management purposes are recorded as assets or liabilities and carried at fair value. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as a hedge for accounting purposes, as well as the type of hedging relationship identified. Capstead will typically designate any Derivatives held as cash flow hedges. To qualify as a cash flow hedge, at the inception of the hedge relationship the Company must anticipate and document that the hedge relationship will be highly effective and monitor ongoing effectiveness on at least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in *Accumulated other comprehensive income* and the ineffective portion is recorded in earnings. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is deemed to no longer be highly effective, are recorded in earnings as a component of *Other revenue (expense).*

Holding Derivatives creates exposure to credit risk related to the potential for failure on the part of counterparties to honor their commitments. In addition, the Company may be required to post collateral based on the market value of the Derivatives. In the event of default by a counterparty, the Company may have difficulty recovering its collateral and may not receive payments provided for under the terms of the Derivative. To mitigate this risk, The Company uses only well-established investment banking firms as counterparties.

For most of the three years ended December 31, 2007, Capstead made limited use of Derivatives. Late in 2007 the Company began using interest rate swap agreements in cash flow hedge relationships in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate related to a designated portion of its current and anticipated future 30-day borrowings. Variable-rate swap payments to be received and any measured hedge ineffectiveness are recorded in *Interest expense* as an offset to interest owed on the hedged borrowings that reset to market rates generally on a monthly basis. Fixed-rate swap payments to be made are also recorded in *Interest expense* resulting in an effectively fixed borrowing rate on these borrowings, subject to certain adjustments.

Income Taxes

Capstead Mortgage Corporation and its qualified REIT subsidiaries ("Capstead REIT") have elected to be taxed as a REIT. As a result, Capstead REIT is not taxed on taxable income distributed to stockholders if certain REIT qualification tests are met. Capstead's policy is to distribute 100% of the taxable income of the REIT, after application of available tax attributes, within the time limits prescribed by the Internal Revenue Code, which may extend into the subsequent taxable year. Capstead may find it advantageous from time to time to elect taxable REIT subsidiary status for certain of its subsidiaries. Taxable income of any taxable REIT subsidiaries is subject to federal and, where applicable, state income taxes. Income taxes are accounted for using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Incentive Compensation

The compensation committee of Capstead's board of directors administers all incentive compensation programs. At the beginning of each year, the committee adopts an incentive formula to provide for the creation of an incentive pool for the payment of incentive compensation to employees. While the adoption of the incentive formula provides a mechanism for determining amounts to be included in the incentive pool, the committee has the discretion to administer incentive programs in a manner it deems appropriate in order to recognize and reward performance. The incentive formula followed during the two years ended December 31, 2006 was based on a 10% participation in the "modified total return" of Capstead in excess of a 10% benchmark return, multiplied by the Company's beginning "modified common book value." Modified total return was measured as the change in modified common book value per share during the year, excluding the effects of raising equity capital, together with common dividends per share. Modified common book value was determined by excluding from total *Stockholders' equity* the recorded value of preferred equity and adjusting for unrealized gains and losses on investments not included in *Accumulated other comprehensive income* and for incentive pool accruals.

In December 2006 at the recommendation of the compensation committee, the board adopted a new incentive formula for years beginning January 1, 2007, which provides for the creation of an incentive pool equal to a 10% participation in the "earnings" of Capstead in excess of "benchmark earnings." For formula purposes, earnings equal net income available to common stockholders excluding incentive fee accruals and any gains or losses from portfolio restructurings. Benchmark earnings is determined by multiplying the average 10-year U.S. Treasury Rate plus 200 basis points by average common stockholders' equity calculated excluding the recorded value of preferred equity, *Accumulated other comprehensive income*, incentive fee accruals and any gains or losses from portfolio restructurings. For 2007 and 2006 no incentive compensation was awarded. For 2005 incentive compensation totaling $1,261,000 was awarded in excess of amounts prescribed by the incentive formula in recognition of accomplishments during that year.

NOTE 3 — EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net income (loss), after deducting preferred share dividends, by the weighted average number of common shares outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss), after deducting dividends on convertible preferred shares when such shares are antidilutive, by the weighted average number of common shares and common share equivalents outstanding, giving effect to equity awards and convertible preferred shares, when such awards and shares are dilutive. For calculation purposes the Series A and B preferred shares are considered dilutive whenever basic earnings per common share exceeds each Series' dividend divided by the conversion rate applicable for that period. Components of the computation of basic and diluted earnings (loss) per common share were as follows (in thousands, except per share amounts):

	Year Ended December 31		
	2007	*2006*	*2005*
Numerators for basic earnings (loss) per common share:			
Income from continuing operations	$ 24,713	$ 3,843	$ 17,195
Less Series A and B preferred share dividends	(20,256)	(20,256)	(20,256)
Income from continuing operations available (loss attributable) to common stockholders	4,457	(16,413)	(3,061)
Income from discontinued operation	–	–	39,997
	$ 4,457	$(16,413)	$ 36,936
Weighted average common shares outstanding	22,947	18,902	18,868
Basic earnings (loss) per common share:			
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	–	–	2.12
	$0.19	$(0.87)	$1.96
Numerators for diluted earnings (loss) per common share:			
Income from continuing operations	$ 24,713	$ 3,843	$ 17,195
Less dividends on antidilutive convertible preferred shares	(20,256)	(20,256)	(20,256)
Income from continuing operations available (loss attributable) to common stockholders	4,457	(16,413)	(3,061)
Income from discontinued operation	–	–	39,997
	$ 4,457	$(16,413)	$ 36,936
Denominator for diluted earnings (loss) per common share:			
Weighted average common shares outstanding	22,947	18,902	18,868
Net effect of dilutive equity awards	247	–	–
Net effect of dilutive convertible preferred shares	–	–	–
	23,194	18,902	18,868
Diluted earnings (loss) per common share:			
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)
Income from discontinued operation	–	–	2.12
	$0.19	$(0.87)	$1.96

Potentially dilutive securities excluded from the calculation of diluted earnings (loss) per common share were as follows (in thousands):

	Year Ended December 31		
	2007	2006	2005
Equity awards:			
Shares issuable under option awards	363	856	778
Nonvested stock awards	–	322	173
Convertible preferred shares:			
Series A shares	202	202	202
Series B shares	15,819	15,819	15,819

NOTE 4 — MORTGAGE SECURITIES AND SIMILAR INVESTMENTS

Mortgage securities and similar investments and related weighted average rates classified by collateral type and interest rate characteristics were as follows (dollars in thousands):

	Principal Balance	Investment Premiums (Discounts)	Basis	Carrying Amount [(a)]	Net WAC [(b)]	Average Yield [(b)]
December 31, 2007						
Agency Securities:						
Fannie Mae/Freddie Mac:						
Fixed-rate	$ 13,079	$ 36	$ 13,115	$ 13,138	6.63%	6.39%
ARMs	6,382,773	89,017	6,471,790	6,507,447	6.36	5.63
Ginnie Mae ARMs	515,091	2,465	517,556	521,288	5.87	5.50
	6,910,943	91,518	7,002,461	7,041,873	6.33	5.61
Residential mortgage loans:						
Fixed-rate	7,412	(3)	7,409	7,409	7.05	6.98
ARMs	11,097	96	11,193	11,193	7.18	6.82
	18,509	93	18,602	18,602	7.13	6.88
Commercial real estate loans	43,435	(439)	42,996	42,996	10.46	13.88
Collateral for structured financings	5,162	86	5,248	5,248	8.14	7.97
	$6,978,049	$91,258	$7,069,307	$7,108,719	6.36	5.64
December 31, 2006						
Agency Securities:						
Fannie Mae/Freddie Mac:						
Fixed-rate	$ 16,819	$ 52	$ 16,871	$ 16,895	6.63	6.30
ARMs	4,343,740	61,381	4,405,121	4,418,446	6.14	4.94
Ginnie Mae ARMs	752,301	2,757	755,058	758,660	5.23	4.78
	5,112,860	64,190	5,177,050	5,194,001	6.01	4.92
Non-agency Securities:						
Fixed-rate	17,734	41	17,775	17,804	7.19	6.57
ARMs	31,562	303	31,865	32,164	6.99	6.00
	49,296	344	49,640	49,968	7.06	6.21
Commercial real estate loans	2,635	–	2,635	2,635	18.00	18.00
Collateral for structured financings	5,705	90	5,795	5,795	8.06	7.36
	$5,170,496	$64,624	$5,235,120	$5,252,399	6.03	4.94

(a) Includes mark-to-market for securities classified as available-for-sale, if applicable (see NOTE 9).

(b) Net WAC, or weighted average coupon, is presented net of servicing and other fees as of the indicated balance sheet date. Average Yield is presented for the year then ended, calculated including the amortization of investment premiums and mortgage insurance costs on Non-agency Securities and excluding unrealized gains and losses.

Agency Securities carry an implied AAA rating and therefore limited, if any, credit risk. Private residential mortgage pass-through securities formed prior to 1995 when Capstead operated a mortgage conduit are referred to as "Non-agency Securities." Residential mortgage loans were formerly held as Non-agency Securities that are now carried as whole loans on the Company's balance sheet with the related credit risk borne by the Company. Commercial real estate loans are subordinate loans that carry credit risk associated with specific commercial real estate collateral. Collateral for structured financings consists of Non-agency Securities pledged to secure these securitizations. The related credit risk is borne by bondholders of the securitization to which the collateral is pledged. The maturity of mortgage securities is directly affected by the rate of principal prepayments on the underlying mortgage loans.

Fixed-rate investments are either Agency Securities, Non-Agency Securities or residential mortgage loans formerly held as Non-Agency Securities backed by mortgage loans that have fixed rates of interest over the contractual term of the loans. Adjustable-rate investments generally are ARM Agency Securities backed by residential mortgage loans that have coupon interest rates that adjust at least annually to more current interest rates or begin doing so after an initial fixed-rate period. After the initial fixed-rate period, if applicable, mortgage loans underlying ARM securities either (i) adjust annually based on specified margins over the one-year Constant Maturity U.S. Treasury Note Rate ("CMT") or the one-year London Interbank Offered Rate ("LIBOR"), (ii) adjust semiannually based on specified margins over six-month LIBOR, or (iii) adjust monthly based on specified margins over indexes such as one-month LIBOR or the Eleventh District Federal Reserve Bank Cost of Funds Index, or over a rolling twelve month average of the one-year CMT index, usually subject to periodic and lifetime limits on the amount of such adjustments during any single interest rate adjustment period and over the contractual term of the loans.

As of December 31, 2007, commercial real estate loans consist of several subordinated loans totaling $5.0 million accruing interest at 18% and scheduled to pay off in 2008 through townhome and land sales, and $38.0 million in subordinated loans accruing interest at a margin over one-month LIBOR on a luxury hotel property in the Caribbean, also scheduled to pay off in 2008.

NOTE 5 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

To facilitate the issuance of *Unsecured borrowings*, in September and December 2005 and in September 2006 Capstead formed and capitalized a series of three Delaware statutory trusts through the issuance to the Company of the trusts' common securities totaling $3.1 million (see NOTE 8). The Company's equity in the earnings of the trusts (consisting solely of the common trust securities' pro rata share in interest accruing on *Unsecured borrowings* issued to the trusts) totaled $259,000, $212,000 and $30,000 during the three years ended December 31, 2007, respectively.

On November 9, 2007 Capstead acquired for $4.0 million the remaining 25% outside interest in Redtail Capital Partners, L.P., a commercial real estate loan limited partnership. Beginning November 10, 2007, the Company ceased accounting for the venture as an unconsolidated affiliate and consolidated its assets and liabilities which consisted primarily of an existing $38.0 million in commercial real estate loans and a related $21.0 million in secured borrowings. The Company's equity in this venture's earnings (losses) while accounted for as an unconsolidated affiliate totaled $1.5 million, $2.2 million and ($40,000) during the three years ended December 31, 2007, respectively.

NOTE 6 — SALE OF DISCONTINUED OPERATION

On December 30, 2005 Capstead sold a portfolio of senior living facilities to an affiliate of Brookdale Senior Living Inc. (NYSE: BKD), an affiliate of Fortress Investment Group LLC (NYSE: FIG), which provided management services to Capstead from April 2000 through July 2003. BKD had operated the properties under a net-lease arrangement since Capstead acquired the portfolio in 2002. The sale generated net cash proceeds to Capstead of $54.5 million and resulted in a gain of $38.2 million, net of $2.8 million in taxes. Through the utilization of available tax attributes, including a capital loss carryforward expiring December 31, 2005, Capstead retained the resulting gain.

NOTE 7 — REPURCHASE ARRANGEMENTS AND SIMILAR BORROWINGS, INCLUDING RELATED HEDGING ACTIVITY

Capstead generally pledges its *Mortgage securities and similar investments* as collateral under uncommitted repurchase arrangements with well-established investment banking firms, the terms and conditions of which are negotiated on a transaction-by-transaction basis. Interest rates on these borrowings are generally based on a margin over the federal funds rate or a corresponding interest rate for longer-term borrowings and amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries. In response to declines in fair value of pledged securities, lenders may require the Company to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as margin calls. The commercial real estate loan borrowing accrues interest at a margin over one-month LIBOR and matures in three equal installments on February 1, May 1, and August 1, 2008. The maturity of outstanding structured financings is directly affected by the rate of principal prepayments on the related Non-agency Securities pledged as collateral and are currently subject to redemption by the residual bondholders. *Repurchase arrangements and similar borrowings*, classified by type of collateral and maturities, and related weighted average interest rates were as follows (dollars in thousands):

	December 31, 2007		*December 31, 2006*	
Collateral Type	*Borrowings Outstanding*	*Average Rate **	*Borrowings Outstanding*	*Average Rate **
Borrowings with maturities of 30 days or less:				
Agency Securities	$4,963,674	4.93%	$2,048,151	5.30%
Residential mortgage loans	14,352	6.12	45,764	5.85
	4,978,026	4.93	2,093,915	5.32
Borrowings with maturities greater than 30 days:				
Agency Securities (31 to 90 days)	–	–	1,741,751	5.16
Agency Securities (91 to 360 days)	368,694	4.92	–	–
Agency Securities (greater than 360 days)	1,127,420	5.05	1,034,673	4.98
	1,496,114	5.02	2,776,424	5.09
Similar borrowings:				
Commercial real estate loans	20,974	6.88	–	–
Collateral for structured financings	5,248	8.14	5,795	7.58
	$6,500,362	4.96	$4,876,134	5.19

* *Average rate is presented as of the indicated balance sheet date and does not include the effects of interest rate swap agreements held as cash flow hedges on a designated portion of 30-day borrowings (see below). After giving effect to these cash flow hedges, the Average rate was 4.47% at December 31, 2007.*

Prior to changes in market conditions during the fall of 2007, Capstead made use of longer-dated repurchase arrangements to effectively lock in financing spreads on a portion of its investments in longer-to-reset ARM Agency Securities for a significant portion of the fixed-rate terms of these investments. As of December 31, 2007, these longer-term committed borrowings consisted of a series of repurchase arrangements totaling $1.50 billion with remaining terms of from nine to 20 months and an average maturity of 15 months. Capstead had $82 million of its capital at risk with its largest single counterparty (Cantor Fitzgerald & Company) related to $1.42 billion of these borrowings.

Late in 2007 the Company began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements for this purpose. By December 31, 2007 the Company had entered into five swap agreements with an aggregate notional amount of $900 million, an average remaining term of 23 months and an average fixed-rate of 4.03%.

The interest rate swap agreements have been designated as cash flow hedges of the variability of the underlying benchmark interest rate of certain current and forecasted 30-day repurchase arrangements. This hedge relationship in effect establishes a relatively stable fixed borrowing rate on the designated borrowings with the variable-rate payments to be received on the swap agreements generally offsetting the interest owed on the designated borrowings that reset monthly to market rates, leaving the fixed-rate payments to be paid on the swap agreements as the Company's effective borrowing rate, subject to certain adjustments.

As of December 31, 2007, a liability for $2,384,000 was recorded on the balance sheet representing the fair value of the swap agreements at year-end. Included in *Other revenue (expense)* is a holding gain of $119,000 realized prior to designating certain of these agreements as cash flow hedges and included in *Accumulated other comprehensive income* are gross unrealized losses of $2,748,000 and gross unrealized gains of $243,000 incurred while the swap agreements were designated as cash flow hedges. During 2007 the Company's swap agreements reduced *Interest expense* by $903,000 consisting of net accrued cash flows of $901,000 and measured hedge ineffectiveness of $2,000.

The weighted average effective interest rate on *Repurchase arrangements and similar borrowings* was 5.12% and 4.92% during 2007 and 2006, respectively including the effects of the swap agreements. The weighted average maturity of these borrowings was 4.2 months at December 31, 2007, with an average effective repricing period of 6.3 months including the effects of the interest rate swap agreements. Related interest paid totaled $264.1 million, $214.9 million, and $101.1 million during 2007, 2006 and 2005, respectively.

NOTE 8 — UNSECURED BORROWINGS

Unsecured borrowings consist of 30-year junior subordinated notes issued in September 2005, December 2005 and September 2006 by Capstead to Capstead Mortgage Trust I, Trust II and Trust III, respectively. These unconsolidated affiliates of the Company were formed to issue $3.1 million of the trusts' common securities to Capstead and to privately place $100 million of preferred securities with unrelated third party investors. Included in *Receivables and other assets* are $2.8 million in remaining issue costs associated with these transactions.

Note balances and related weighted average interest rates as of December 31, 2007 and 2006 (calculated including issue cost amortization) were as follows (dollars in thousands):

	Borrowings Outstanding	*Average Rate*
Junior subordinated notes:		
Capstead Mortgage Trust I	$ 36,083	8.31%
Capstead Mortgage Trust II	41,238	8.46
Capstead Mortgage Trust III	25,774	8.78
	$103,095	8.49

The junior subordinated notes pay interest to the trusts quarterly calculated at fixed rates of 8.19% to 8.685% for ten years from issuance and subsequently at prevailing three-month LIBOR rates plus 3.30% to 3.50% for 20 years, reset quarterly. The trusts remit dividends pro rata to the common and preferred trust securities based on the same terms as the subordinated notes provided that payments on the trusts' common securities are subordinate to payments on the related preferred securities. The Capstead Mortgage Trust I notes and trust securities mature in October 2035 and are redeemable, in whole or in part, without penalty, at the Company's option anytime on or after October 30, 2010. The Capstead Mortgage Trust II notes and trust securities mature in December 2035 and are redeemable, in whole or in part, without penalty, at the Company's option anytime on or after December 15, 2015. The Capstead Mortgage Trust III notes and trust securities mature in September 2036 and are redeemable, in whole or in part, without penalty, at the Company's option anytime on or after September 15, 2016.

The weighted average effective interest rate for *Unsecured borrowings* (calculated including issue cost amortization) was 8.49% and 8.38% for the periods outstanding during 2007 and 2006, respectively. Related interest paid totaled $8,641,000, $6,987,000 and $279,000 during 2007, 2006 and 2005, respectively.

NOTE 9 — DISCLOSURES REGARDING FAIR VALUES OF FINANCIAL INSTRUMENTS

The following tables and related discussion provide fair value disclosures as of the indicated balance sheet dates for Capstead's financial assets and liabilities, most of which are influenced by changes in, and market expectations for changes in, interest rates and market liquidity conditions, as well as other factors beyond the control of management. Excluded from these disclosures are financial instruments for which the Company's cost basis is deemed to approximate fair value due primarily to the short duration of these instruments, including *Cash and cash equivalents*, receivables, payables and repurchase arrangements with initial terms of less than 60 days. Also excluded from these disclosures are borrowings under structured financings because the Company holds no economic interest in these securitizations.

Fair values of *Mortgage securities and similar investments* were estimated considering recent trading activity for similar investments and pricing levels indicated by lenders in connection with designating collateral for repurchase arrangements, provided such pricing levels are considered indicative of actual market clearing transactions. Fair values of borrowings under repurchase arrangements with initial terms of greater than 60 days, commercial real estate loan borrowings, *Unsecured borrowings*, and interest rate swap agreements were estimated based on offer prices for similar financial instruments or market positions.

Fair value disclosures related to financial instruments other than mortgage securities classified as available-for-sale or held-to-maturity were as follows (in thousands):

	December 31, 2007		*December 31, 2006*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Financial Assets:				
Residential mortgage loans	$ 18,602	$ 18,860	$ –	$ –
Commercial real estate loans	42,996	42,248	2,635	2,635
Financial Liabilities:				
Repurchase arrangements with initial terms of greater than 60 days	1,496,114	1,514,143	1,244,744	1,241,775
Commercial real estate loan borrowing	20,974	21,364	–	–
Unsecured borrowings	103,095	91,404	103,095	102,485
Interest rate swap agreements	2,384	2,384	–	–

Fair value disclosures for mortgage securities classified as available-for-sale were as follows (in thousands):

	Basis	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Fair Value*
As of December 31, 2007				
Agency Securities	$6,989,619	$42,023	$2,611	$7,029,031
As of December 31, 2006				
Agency Securities	$5,160,508	$25,160	$8,209	$5,177,459
Non-agency Securities	25,292	334	6	25,620
	$5,185,800	$25,494	$8,215	$5,203,079

Fair value disclosures for mortgage securities classified as held-to-maturity were as follows (in thousands):

	Basis	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Fair Value*
As of December 31, 2007				
Collateral released from structured financings:				
Agency Securities	$12,842	$340	$ –	$13,182
Collateral for structured financings	5,248	–	–	5,248
	$18,090	$340	$ –	$18,430
As of December 31, 2006				
Collateral released from structured financings:				
Agency Securities	$16,542	$306	$ 1	$16,847
Non-agency Securities	24,348	328	15	24,661
Collateral for structured financings	5,795	–	–	5,795
	$46,685	$634	$16	$47,303

In connection with the portfolio restructuring described below, during 2007 Capstead sold a total of $850.5 million in *Mortgage securities and similar investments* for a net realized loss of over $5.3 million and incurred an additional loss of $2.3 million from terminating related longer-dated repurchase arrangements. These sales included (i) $832.0 million in ARM Agency Securities classified as available-for-sale for gross realized losses of

$6.2 million and gross realized gains of $492,000, (ii) $9.3 million in residential mortgage loans underlying Non-agency Securities classified as available-for-sale for gross realized gains of $186,000, and (iii) $9.1 million in loans underlying Non-agency Securities classified as held-to-maturity for gross realized gains of $151,000. In connection with these sales, the remaining Non-agency Securities held by the Company were dissolved and the underlying residential mortgage loans were classified as whole loans on the Company's balance sheet. The loans previously held as Non-agency Securities classified as held-to-maturity were originally collateral released from structured financings that had paid down to within 10% of the securitizations' original issuance amounts. No securities were sold in 2006 or 2005.

Additional required disclosures for *Mortgage securities and similar investments* in an unrealized loss position were as follows (in thousands):

	December 31, 2007		*December 31, 2006*	
	Fair Value	*Unrealized Loss*	*Fair Value*	*Unrealized Loss*
Securities in an unrealized loss position:				
One year or greater	$323,751	$1,856	$ 837,123	$6,392
Less than one year	382,482	755	487,144	1,839
	$706,233	$2,611	$1,324,267	$8,231
Commercial and residential loans in an unrealized loss position:				
One year or greater	$ –	$ –	$ –	$ –
Less than one year	42,248	748	–	–
	$ 42,248	$ 748	$ –	$ –

Managing a large portfolio of primarily ARM Agency Securities remains the core focus of Capstead's investment strategy and management expects these securities will be held to maturity absent a major shift in the Company's investment focus. By focusing on investing in relatively short-duration and highly liquid ARM Agency Securities, declines in fair value caused by increases in interest rates are typically relatively modest compared to investments in longer-duration assets. These declines can be recovered in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment or prepay. Consequently, any such declines in value generally would not constitute other-than-temporary impairments in value necessitating impairment charges. From a credit risk and market liquidity perspective, the real or implied United States government guarantee associated with Agency Securities helps ensure that fluctuations in value due to perceived credit risk will be relatively modest and financing will remain available via repurchase arrangements.

During the sharp contraction in market liquidity that began in August 2007, the Company experienced greater than anticipated margin calls due to declines in market value of pledged assets that were exacerbated by perceptions on the part of some lenders that values had declined even further. While the Company met all margin calls during this period, management was concerned with the possibility that lenders would require higher margin requirements on future 30-day borrowings. In response, the Company proactively reduced its balance sheet leverage by selling a portion of its portfolio in order to improve its liquidity position. Although the imposition of higher margin requirements on future borrowings have not materialized and conditions in the credit markets have since improved, management anticipates continuing to operate with less leverage in the year to come and has taken other steps to lessen the Company's exposure to another period of severe market illiquidity including increasing the number of lending counterparties that the Company routinely does business with and significantly bolstering the Company's investment capital through common equity offerings.

Commercial real estate loans held by Capstead also declined in value with the contraction in market liquidity that began in August 2007. These loans are well collateralized and are all scheduled to pay off during 2008. The Company has more than adequate resources to make scheduled retirements of the related commercial borrowings.

NOTE 10 — INCOME TAXES

Capstead REIT and any subsidiaries for which the Company has elected taxable REIT subsidiary status file separate federal and state income tax returns, where applicable. Provided Capstead REIT remains qualified as a REIT and all its taxable income is distributed to stockholders within time limits prescribed by the Internal Revenue Code, no income taxes are due on this income. Accordingly, no provision has been made for income taxes for Capstead REIT on income from continuing operations. Taxable income of any taxable REIT subsidiaries is fully taxable and provision is made for any resulting income taxes as necessary. Capstead's effective tax rate differs substantially from statutory federal income tax rates primarily due to the benefit of Capstead REIT's status as a REIT, as illustrated below, along with other items affecting the Company's effective tax rate (in thousands):

	Year Ended December 31		
	2007	***2006***	***2005***
Income taxes computed at the federal statutory rate on income from continuing operations	$ 8,650	$ 1,345	$ 6,018
Benefit of REIT status	(8,038)	(1,205)	(5,925)
Income taxes computed on income of taxable REIT subsidiaries	612	140	93
Change in net deferred income tax assets	(421)	(191)	(74)
Other	(6)	51	(19)
Income tax provision of taxable REIT subsidiaries	$ 185	$ –	$ –

Included in *Other revenue (expense)* in 2007 is a $185,000 provision for income taxes recorded by a taxable REIT subsidiary of the Company. This provision consists of state income taxes and federal alternative minimum taxes payable totaling $32,000 as well as $153,000 of federal income tax provision recorded as an increase to *Additional paid-in capital.* Operating loss carryforwards totaling $1.4 million, including $436,000 in operating loss carryforwards that arose through the issuance of stock compensation, were utilized during 2007 by this subsidiary to reduce its actual taxes payable to $32,000. With the 2005 sale of its real estate held for lease, Capstead REIT utilized $32.0 million of capital loss carryforwards scheduled to expire that year which eliminated the resulting gain on sale from 2005 distributable income. Income from discontinued operations for 2005 included a provision for $2.8 million in federal and state income taxes that were paid in 2006. No income taxes were paid during 2007 and 2005, respectively.

The Company or its subsidiaries file income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before 2004. The Company adopted the provisions of FIN48 on January 1, 2007. The Company determined that no material unrecognized deferred tax assets or liabilities existed at January 2007 and that none arose during 2007. Accordingly, FIN48 has had no impact on the Company's financial condition or results of operations.

At December 31, 2007, the Company had one taxable REIT subsidiary with available tax attributes. Significant components of the taxable REIT subsidiary's deferred income tax assets and liabilities were as follows (in thousands):

	December 31	
	2007	*2006*
Deferred income tax assets:		
Alternative minimum tax credit [(a)]	$1,963	$1,921
Net operating loss carryforwards [(b)]	–	354
Other	39	150
	2,002	2,425
Deferred income tax liabilities	–	–
Net deferred tax assets	$2,002	$2,425
Valuation allowance [(c)]	$2,002	$2,425

(a) *Alternative tax credit carryforwards can be utilized to offset payment of federal income taxes on future taxable income, if any, earned by this subsidiary subject to certain limitations.*

(b) *Excludes $3.4 million in remaining net operating loss carryforwards that arose through the issuance of stock compensation which expire after 2019*

(c) *Because this subsidiary is not currently expected to earn significant amounts of taxable income, related net deferred tax assets are fully reserved at December 31, 2007.*

NOTE 11 — STOCKHOLDERS' EQUITY

As of December 31, 2007 Capstead had two series of convertible preferred stock outstanding ranking on parity with each other and ahead of the common shares in the event of liquidation. These shares are currently redeemable at the Company's option. Dividends are payable quarterly for the Series A shares and monthly for the Series B shares. Under the terms of the governing Articles Supplementary, common dividend distributions in excess of available quarterly net income result in adjustments to the conversion ratios of the preferred shares. Capstead's preferred shares are each entitled to cumulative fixed dividends with conversion rates in effect January 1, 2008 for the Series A shares and December 31, 2007 for the Series B shares and redemption prices and liquidation preferences as indicated below:

Preferred Series	*Annual Dividend*	*Conversion Rate **	*Redemption Price*	*Liquidation Preference*
A	$1.60	1.5579	$16.40	$16.40
B	1.26	0.6007	12.50	11.38

* *Reflects the number of common shares to be received for each preferred share converted.*

In October 2007, Capstead completed a public offering for 11.5 million common shares at a price of $9.75 per share, and in November 2007, the Company completed a second public offering for 9.2 million common shares at a price of $10.73 per share. Together, these offerings raised $199.1 million in net proceeds after underwriting discounts and offering expenses. Also during 2007 the Company raised $8.3 million in new common equity through the issuance of 685,900 common shares into the open market on a limited basis, at an average price of $12.13 per share, after expenses. Additions to capital related to equity awards to directors and employees totaled $910,000, $613,000 and $273,000 during the three years ended December 31, 2007, respectively, including proceeds from the exercise of option awards of $257,000 and $98,000 during 2007 and 2006, respectively. See NOTE 12 for further information pertaining to long-term incentive plans.

Subsequent to year-end, Capstead completed a third public offering for an additional 8.6 million common shares at a price of $15.50 per share, raising $127 million in net proceeds, after underwriting discounts and offering expenses. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares.

Comprehensive income is net income plus other comprehensive income (loss). Other comprehensive income (loss) currently consists of the change in unrealized gain on mortgage securities classified as available-for-sale and amounts related to Derivatives held as cash flow hedges. As of December 31, 2007, the *Accumulated other comprehensive income* component of *Stockholders' equity* consisted of $39.4 million in net unrealized gains on mortgage securities held available-for-sale, $2.5 million in net unrealized losses on Derivatives held as cash flow hedges and $54,000 in amounts related to terminated cash flow hedges. The following provides information regarding the components of comprehensive income (in thousands):

	Year Ended December 31		
	2007	*2006*	*2005*
Net income	$24,713	$ 3,843	$ 57,192
Other comprehensive income (loss):			
Amounts related to cash flow hedges:			
Change in net unrealized losses	(2,505)	–	–
Reclassification adjustment for amounts included in net income	(103)	(55)	(118)
Amounts related to discontinued operation	–	–	521
Amounts related to available-for-sale securities:			
Reclassification adjustments for amounts included in net income	5,348	–	–
Change in net unrealized gains	16,785	12,495	(19,239)
Other comprehensive income (loss)	19,525	12,440	18,836)
Comprehensive income	$44,238	$16,283	$ 38,356

Capstead's Charter provides that if the board of directors determines in good faith that the direct or indirect ownership of the common shares has become concentrated to an extent which would cause Capstead REIT to fail to qualify as a REIT, the Company may redeem or repurchase, at fair market value, any number of common or preferred shares sufficient to maintain or bring such ownership into conformity with the Code. In addition, the Company may refuse to transfer or issue common or preferred shares to any person whose ownership of the shares would result in Capstead REIT being unable to comply with the requirements of the Internal Revenue Code. Finally, the Charter provides that the Company may redeem or refuse to transfer any shares of Capstead to prevent the imposition of a penalty tax as a result of ownership of such shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income.

NOTE 12 — LONG-TERM INCENTIVE AND OTHER PLANS

The Company sponsors long-term incentive plans to provide for the issuance of stock awards, option awards and other incentive-based equity awards to directors and employees (collectively, the "Plans"). As of December 31, 2007, the Plans had 1,757,957 common shares remaining available for future issuance.

The Company also sponsors a qualified defined contribution retirement plan for all employees and a nonqualified deferred compensation plan for certain of its officers. In general the Company matches up to 50% of a participant's voluntary contribution up to a maximum of 6% of a participant's compensation and discretionary contributions of up to another 3% of compensation regardless of participation in the plans. All Company contributions are subject to certain vesting requirements. Contribution expenses were $81,000, $113,000 and $236,000 in 2007, 2006 and 2005, respectively.

In May and June 2005 stock awards for a total of 172,600 common shares were issued to directors and employees (average grant date fair value: $7.86 per share) that vest in four annual installments, subject to certain restrictions, including continuous service. In December 2006 stock awards for a total of 197,500 common shares were issued to employees (grant date fair value: $8.19 per share) that vest in four annual installments beginning January 2, 2008, subject to similar restrictions. Also during 2006, stock awards for 21,457 common shares were issued to a new employee and certain directors (average grant date fair value: $6.86 per share), 6,457 shares of which were vested at grant with the remaining shares vesting proportionally over three years, subject to similar restrictions. Stock award activity during the year ended December 31, 2007 is summarized below:

	Number of Shares	*Weighted Average Grant Date Fair Value*
Stock awards outstanding as of December 31, 2006	321,550	$ 8.02
Grants *	156,000	12.93
Forfeitures	(6,250)	7.97
Vested	(40,100)	7.74
Stock awards outstanding as of December 31, 2007	431,200	9.82

* *In May 2007, stock awards totaling 6,000 common shares were issued to directors that vest April 15, 2008 (grant date fair value $9.81). In December 2007, stock awards totaling 150,000 common shares were issued to employees that vest in six annual installments beginning January 2, 2009 (grant date fair value $13.05). These grants are subject to certain restrictions, including continuous service.*

Option awards currently outstanding have contractual terms and vesting requirements at the grant date of up to ten years and generally have been issued with strike prices equal to the quoted market prices of the Company's common shares on the date of grant. The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model. The Company estimates option exercises, expected holding periods and forfeitures based on past experience and current expectations for option performance and employee/director attrition. The risk-free rate is based on market rates for the expected life of the option. Expected dividends are based on historical experience and expectations for future performance. In measuring volatility factors in recent years, the Company considered volatilities experienced by certain other companies in the mortgage REIT industry in addition to historical volatilities of Capstead shares given past circumstances affecting the trading of Capstead shares not expected to reoccur.

During 2005 option awards granted to directors and employees totaled 430,000 shares with an average price of $7.85 and an average fair value of $0.61 per share, which was determined using average expected terms of four years, volatility factors of 27%, dividend yields of 10% and risk-free rates of 3.76%. During 2006 option awards granted to directors and employees totaled 258,000 shares with an average price of $7.43 and an average fair value of $0.78 per share, which was determined using average expected terms of four years, volatility factors of 31%, dividend yields of 10% and risk-free rates of 4.91%.

Option award activity during the year ended December 31, 2007 is summarized below:

	Number of Shares	*Weighted Average Exercise Price*
Option awards outstanding as of December 31, 2006	855,552	$13.02
Grants (average fair value $0.89) *	220,500	10.46
Forfeitures	(42,944)	13.31
Expirations	(53,520)	33.77
Exercises	(30,932)	6.05
Option awards outstanding as of December 31, 2007	948,656	$11.47

* *Option awards granted during 2007 to directors and employees were valued with average expected terms of four years, volatility factors of 27%, dividend yields of 10% and risk-free rates of 4.60%.*

The weighted average remaining contractual term, average exercise price and aggregate intrinsic value for the 438,906 exercisable option awards outstanding as of December 31, 2007 was five years, $14.52 and $1.7 million, respectively. The total intrinsic value of option awards exercised during 2007 and 2006 was $133,000 and $5,000, respectively. There were no exercises of option awards in 2005. Unrecognized compensation costs for all unvested equity awards totaled $3.9 million as of December 31, 2007, to be expensed over a weighted average period of three years.

NOTE 13 — NET INTEREST INCOME ANALYSIS (UNAUDITED)

The following summarizes interest income, interest expense and weighted average interest rates related to *Mortgage securities and similar investments* (dollars in thousands):

	2007		*2006*		*2005*	
	Amount	*Average Effective Rate*	*Amount*	*Average Effective Rate*	*Amount*	*Average Effective Rate*
Interest income	$ 310,698	5.64%	$ 242,859	4.94%	$ 130,333	3.68%
Interest expense	(266,901)	5.12	(228,379)	4.92	(105,937)	3.17
	$ 43,797	0.52	$ 14,480	0.02	$ 24,396	0.51

Related changes in interest income and interest expense due to changes in interest rates versus changes in volume were as follows (in thousands):

	*Rate **	*Volume **	*Total **
2007/2006			
Interest income	$ 36,660	$31,178	$ 67,838
Interest expense	9,437	29,084	38,521
	$ 27,223	$ 2,094	$ 29,317
2006/2005			
Interest income	$ 52,702	$59,824	$112,526
Interest expense	70,768	51,674	122,442
	$(18,066)	$ 8,150	$ (9,916)

* *The change in interest income and interest expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.*

NOTE 14 — MARKET AND DIVIDEND INFORMATION (UNAUDITED)

The New York Stock Exchange trading symbol for Capstead's common shares is CMO. As of December 31, 2007, the Company had 1,659 common stockholders of record and depository companies held common shares for 16,550 beneficial owners. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2007			*Year Ended December 31, 2006*		
	Sales Prices		*Dividends*	*Sales Prices*		*Dividends*
	High	*Low*	*Declared*	*High*	*Low*	*Declared*
First quarter	$10.02	$ 7.75	$0.02	$7.66	$6.30	$0.02
Second quarter	10.73	9.01	0.04	8.10	6.56	0.02
Third quarter	10.68	8.01	0.04	8.75	6.77	0.02
Fourth quarter	13.84	10.06	0.24	8.70	7.82	0.02

NOTE 15 — QUARTERLY RESULTS (UNAUDITED)

Summarized quarterly results of operations were as follows (in thousands, except per share amounts).

	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Year Ended December 31, 2007				
Mortgage securities and similar investments:				
Interest income	$ 72,142	$ 75,795	$ 74,949	$ 87,812
Interest expense	(63,589)	(67,107)	(66,478)	(69,727)
	8,553	8,688	8,471	18,085
Gain (loss) from portfolio restructuring	–	–	(8,276)	593
Interest expense on unsecured borrowings	(2,187)	(2,187)	(2,186)	(2,187)
Other revenue (expense)	(803)	(1,302)	(1,404)	(928)
Equity in earnings of unconsolidated affiliates	664	575	247	297
Net income (loss)	$ 6,227	$ 5,774	$ (3,148)	$ 15,860
Basic and diluted income (loss) per common share	$0.06	$0.04	$(0.43)	$0.31
Year Ended December 31, 2006				
Mortgage securities and similar investments:				
Interest income	$ 52,926	$ 57,349	$ 62,230	$ 70,354
Interest expense	(47,543)	(54,685)	(61,066)	(65,085)
	5,383	2,664	1,164	5,269
Interest expense on unsecured borrowings	(1,587)	(1,621)	(1,747)	(2,187)
Other revenue (expense)	(1,507)	(1,376)	(1,564)	(1,416)
Equity in earnings of unconsolidated affiliates	422	608	654	684
Net income (loss)	$ 2,711	$ 275	$ (1,493)	$ 2,350
Basic and diluted loss per common share	$(0.12)	$(0.25)	$(0.35)	$(0.14)

SELECTED FINANCIAL DATA
AND
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

	Year Ended December 31				
	2007	2006	2005	2004	2003
Selected statement of income and per share data:					
Mortgage securities and similar investments:					
Interest income	$ 310,698	$ 242,859	$ 130,333	$ 91,121	$ 119,444
Interest expense	(266,901)	(228,379)	(105,937)	(44,939)	(58,924)
	43,797	14,480	24,396	46,182	60,520
Loss from portfolio restructuring [(a)]	(7,683)	–	–	–	–
Gain on asset sales	–	–	–	–	4,560
Interest expense on unsecured borrowings	(8,747)	(7,142)	(972)	–	–
Other revenue (expense) items, net	(4,437)	(5,863)	(6,219)	(6,313)	(6,414)
Equity in earnings (losses) of unconsolidated affiliates	1,783	2,368	(10)	–	–
Income from continuing operations	24,713	3,843	17,195	39,869	58,666
Income from discontinued operation, net of taxes [(b)]	–	–	39,997	1,936	1,993
Net income	$ 24,713	$ 3,843	$ 57,192	$ 41,805	$ 60,659
Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$ 4,457	$ (16,413)	$ 36,936	$ 21,546	$ 40,386
Basic earnings (loss) per common share:					
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)	$1.22	$2.75
Income from discontinued operation	–	–	2.12	0.12	0.14
	$0.19	$(0.87)	$ 1.96	$1.34	$2.89
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations	$0.19	$(0.87)	$(0.16)	$1.21	$2.51
Income from discontinued operation	–	–	2.12	0.12	0.09
	$0.19	$(0.87)	$ 1.96	$1.33	$2.60
Cash dividends per common share	$0.34	$0.08	$0.32	$1.58	$3.10
Book value per common share	9.25	8.13	8.48	7.91	6.67
Average number of common shares outstanding: [(c)]					
Basic	22,947	18,902	18,868	16,100	13,977
Diluted	23,194	18,902	18,868	16,437	23,295
Selected balance sheet data:					
Mortgage securities and similar investments	$7,108,719	$5,252,399	$4,368,025	$3,438,559	$2,362,688
Assets of discontinued operation [(b)]	–	–	–	141,037	150,317
Total assets	7,208,926	5,348,002	4,464,248	3,687,982	2,554,322
Repurchase arrangements and similar borrowings	6,500,362	4,876,134	4,023,686	3,221,794	2,141,985
Long-term investment capital: [(c)]					
Unsecured borrowings, net of related statutory trusts accounted for as unconsolidated affiliates	99,978	99,978	74,980	–	–
Stockholders' equity	560,917	339,962	344,849	332,539	277,038

NOTE: This table summarizes selected financial information. For additional information, refer to the audited financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(a) *In response to contracting market liquidity conditions, during the latter part of 2007 Capstead reduced its balance sheet leverage through asset sales.*

(b) *In December 2005 the Company sold its real estate held for lease resulting in discontinued operation accounting treatment for this investment.*

(c) *Long-term investment capital consists of long-term unsecured borrowings, net of related investments in statutory trusts accounted for as unconsolidated affiliates, along with preferred and common stockholders' equity. During the fourth quarter of 2007, the Company raised $206 million in common equity capital. At December 31, 2007 there were 40,819,493 common shares issued and outstanding.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

Overview

Capstead Mortgage Corporation (together with its subsidiaries, "Capstead" or the "Company") operates as a self-managed real estate investment trust for federal income tax purposes (a "REIT") and is based in Dallas, Texas. Capstead earns income from investing its long-term investment capital in real estate-related assets on a leveraged basis.

Capstead significantly increased its long-term investment capital during the fourth quarter of 2007 by raising $206 million in new common equity capital through two underwritten public offerings and its continuous offering program. Together with $180 million of perpetual preferred stockholders' equity and $100 million of long-term unsecured borrowings (net of related investments in statutory trusts) Capstead ended the year with $661 million of long-term investment capital, up 50% from $440 million at the end of 2006. Subsequent to year-end, the Company further increased its long-term investment capital by $127 million with the closing of a third public offering for an additional 8.6 million common shares. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares.

Capstead's core investment strategy is to conservatively manage a leveraged portfolio of residential adjustable-rate mortgage ("ARM") securities issued and guaranteed by government-sponsored entities, either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae (collectively, "Agency Securities"). Agency Securities carry an implied AAA rating with limited, if any, credit risk. Management believes this strategy can produce attractive risk-adjusted returns over the long term while virtually eliminating credit risk and reducing but not eliminating sensitivity to changes in interest rates.

In response to sharply contracting credit market liquidity conditions that began in August 2007, Capstead proactively reduced its portfolio leverage (secured borrowings divided by long-term investment capital) from 11.5 to 1 at June 30, 2007 to approximately 10 to 1 through the sale of $832 million of its lower-yielding, faster prepaying Agency Securities and $18 million of its modest holdings of Non-agency-guaranteed residential mortgage investments. Additionally, the Company has expanded the number of lending counterparties it routinely does business with. Together with bolstering its long-term investment capital through common equity offerings, these steps have improved the Company's ability to withstand periods of contracting market liquidity.

By December 31, 2007 the Company had deployed the capital from the fourth quarter common equity offerings into additional holdings of ARM Agency Securities bringing total mortgage securities and similar investments to $7.11 billion from $5.25 billion a year earlier, an increase of 35%. Additionally, financing spreads (the difference between yields on the Company's investments and rates on related borrowings) for the fourth quarter more than doubled over the third quarter of 2007 to 93 basis points due largely to lower borrowing rates which benefited from actions taken by the Federal Reserve Open Market Committee beginning in mid-September to lower its target for the federal funds rate a total of 100 basis points to 4.25% by year-end. With the federal funds target rate reduced by an additional 125 basis points in January 2008, the Company's borrowing rates are declining further and financing spreads and net interest margins are improving significantly.

Capstead may also invest a portion of its long-term investment capital in commercial real estate-related assets, including subordinate commercial real estate loans. Management believes such investments can provide earnings support during periods of rising short-term interest rates. As of December 31, 2007, the Company had committed $22 million, or approximately 3% of its long-term investment capital to investments totaling $43 million, which are all scheduled to payoff during 2008. This reflects management's cautious approach to investing in this sector. In the near term management intends to focus its efforts on growing the Company's holdings of ARM Agency securities while continuing to monitor developments in the commercial real estate markets that are currently experiencing widening credit spreads and significant liquidity constraints.

The size and composition of Capstead's investment portfolios depend on investment strategies being implemented by management, the availability of investment capital and overall market conditions, including the availability of attractively priced investments and suitable financing to appropriately leverage the Company's investment capital. Market conditions are influenced by, among other things, current levels of, and expectations for future levels of, short-term interest rates, mortgage prepayments and market liquidity.

Risk Factors and Critical Accounting Policies

Under the captions "Risk Factors" and "Critical Accounting Policies" are discussions of risk factors and critical accounting policies affecting Capstead's financial condition and results of operations that are an integral part of this discussion and analysis. Readers are strongly urged to consider the potential impact of these factors and accounting policies on the Company while reading this document.

Residential Mortgage Investments

Managing a large portfolio of residential mortgage investments consisting primarily of ARM Agency Securities is the core focus of Capstead's investment strategy. As of December 31, 2007, the portfolio totaled $7.07 billion, up substantially from $5.25 billion a year earlier, and consisted of over 99% ARM Agency Securities. Agency Securities carry an implied AAA-rating with limited credit risk. By focusing on investing in relatively short-duration and highly liquid ARM Agency Securities, declines in fair value caused by increases in interest rates are typically relatively modest compared to investments in longer-duration, fixed-rate assets. These declines can be recovered in a relatively short period of time as the coupon interest rates on the underlying mortgage loans reset to rates more reflective of the then current interest rate environment. Additionally, mortgage coupon resets tend to allow for the recovery of financing spreads diminished during periods of rising interest rates. From a credit risk and market liquidity perspective, the real or implied United States government guarantee associated with Agency Securities helps ensure that fluctuations in value due to perceived credit risk will be relatively modest and financing will remain available via repurchase arrangements.

Residential mortgage investments held by Capstead that are not agency-guaranteed were limited to less than $24 million as of December 31, 2007 and are the remnants of a mortgage loan conduit operation operated by the Company in the early 1990's. The Company holds the related credit risk associated with $19 million of these loans, and the rest of these investments are held as collateral for structured financings whereby the related credit risk is borne by the securitizations' bondholders. Delinquencies are of little consequence for these investments given the underlying collateral values associated with these extremely well seasoned mortgages. Given the modest size of this legacy portfolio, further discussion and analysis of the residential mortgage investment portfolio may ignore any distinction between these loans and securities and Agency Securities.

During the sharp contraction in market liquidity that began in August 2007, the Company experienced greater than anticipated margin calls due to declines in market value of pledged assets that were exacerbated by perceptions on the part of some lenders that values had declined even further. While the Company met all margin calls during this period, management was concerned with the possibility that lenders would require higher margin requirements on future 30-day borrowings. In response, the Company proactively reduced its portfolio leverage from 11.5 to 1 at June 30, 2007 to approximately 10 to 1 by selling a portion of its portfolio at a relatively modest loss in order to improve its liquidity position. These sales included $832 million of the Company's lower-yielding, faster prepaying ARM Agency Securities and $18 million of its non-agency-guaranteed residential mortgage investments. In connection with these sales, the Company also terminated related longer-dated repurchase agreements. Total restructuring charges incurred were less than $8 million.

Although the imposition of higher margin requirements on borrowings have not materialized and conditions in the credit markets have since improved, management anticipates continuing to operate with less leverage in the year to come and has taken other steps to lessen the Company's exposure to another period of severe market illiquidity including increasing the number of lending counterparties the Company routinely does business with and significantly bolstering the Company's investment capital through common equity offerings.

ARM securities are backed by residential mortgage loans that have coupon interest rates that adjust at least annually to a margin over a current short-term interest rate index or begin doing so after an initial fixed-rate period subject to periodic and lifetime limits, referred to as caps. See "NOTE 4" to the accompanying consolidated financial statements for additional information regarding interest rate resets on the Company's investments. The Company classifies its ARM securities based on each security's average number of months until coupon reset ("months-to-roll"). Current-reset ARM securities have a months-to-roll of 18 months or less while longer-to-reset ARM securities have a months-to-roll of greater than 18 months. As of December 31, 2007, the Company's ARM securities featured the following average current and fully-indexed weighted average coupon rates, net of servicing and other fees ("WAC"), net margins, periodic and lifetime caps, and months-to-roll (dollars in thousands):

ARM Type	*Basis **	*Net WAC*	*Fully Indexed WAC*	*Average Net Margins*	*Average Periodic Caps*	*Average Lifetime Caps*	*Months To Roll*
Current-reset ARMs:							
Agency Securities:							
Fannie Mae/Freddie Mac	$3,035,857	6.49%	5.50%	1.82%	4.55%	10.35%	3.4
Ginnie Mae	517,556	5.87	4.91	1.53	1.00	9.91	5.7
Residential mortgage loans	11,193	7.18	6.62	2.05	1.55	11.23	5.0
	3,564,606	6.40	5.41	1.78	4.02	10.29	3.7
Longer-to-reset ARMs:							
Agency Securities:							
Fannie Mae/Freddie Mac	3,435,933	6.25	5.99	1.69	2.81	11.71	47.5
	$7,000,539	6.33	5.69	1.74	3.43	10.99	25.2

* *Basis represents the Company's investment before unrealized gains and losses. As of December 31, 2007, the ratio of basis to related unpaid principal balance for the Company's ARM securities was 101.33. This table excludes $7 million in fixed-rate residential mortgage loans, $13 million in fixed-rate Agency Securities and $5 million in non-agency securities held as collateral for structured financings.*

By the end of 2007, the Capstead had largely deployed the $206 million in common equity capital raised during the fourth quarter of 2007 into a roughly 25%/75% mix of current-reset and longer-to-reset ARM Agency Securities at attractive yields by taking advantage of weak pricing for ARM Agency Securities during a period of heightened uncertainty over market liquidity. The Company ended the year with an overall portfolio composition split roughly 50/50 between the two asset categories financed at a leverage ratio of approximately 9.8 to 1.

Capstead typically finances its current-reset ARM securities using 30-day borrowings that reset monthly at a margin over the federal funds rate. Prior to the credit market turmoil in August, the Company used longer-dated repurchase arrangements to effectively lock in financing spreads on investments in longer-to-reset ARM securities for a significant portion of the fixed-rate terms of these investments. As of December 31, 2007, these longer-term committed borrowings consisted of a series of repurchase arrangements totaling $1.50 billion with remaining terms of from nine to 20 months and an average maturity of 15 months. Borrowings under repurchase arrangements supporting the residential mortgage investments portfolio totaled $6.47 billion at December 31, 2007.

In late November 2007 the Company began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements to effectively lock in fixed rates on a portion of its 30-day borrowings because longer-term committed borrowings were no longer available at attractive terms. As of December 31, 2007 these swap agreements had notional amounts totaling $900 million and were designated as cash flow hedges for accounting purposes of a like amount of the Company's 30-day borrowings. The Company intends to continue to manage interest rate risk associated with holdings of longer-to-reset ARM securities by utilizing suitable derivative financial instruments ("Derivatives") such as interest rate swap agreements.

Annualized portfolio runoff rates declined to 28% during 2007 compared to 30% during 2006. Mortgage prepayments declined considerably during the fourth quarter of 2007 to an annualized runoff rate of 24% compared to 30% during the third quarter of 2007. This decline can be attributed to seasonal factors, larger holdings of longer-to-reset ARM securities and a generally less favorable mortgage lending environment, reflecting national trends toward declining home values and tighter mortgage loan underwriting standards. These factors are expected to continue to plague homeowners seeking to sell their homes or refinance their mortgages in the coming year which may allow the Company to experience more favorable runoff trends than would otherwise occur in a declining interest rate environment. Since Capstead typically purchases investments at a premium to the asset's unpaid principal balance, high levels of mortgage prepayments can put downward pressure on ARM security yields because the level of mortgage prepayments impacts how quickly these investment premiums are written off against earnings as portfolio yield adjustments.

Commercial Real Estate-related Assets

Since the spring of 2000 when Capstead adopted its core strategy of managing a leveraged portfolio of primarily ARM Agency Securities, the Company has had the goal of augmenting this core portfolio with investments in credit-sensitive commercial real estate-related assets that can earn attractive risk-adjusted returns. Management believes such investments can provide an additional earnings stream to help support overall earnings during periods of rising short-term interest rates. Over the years these alternative investments have included a portfolio of net-leased senior living centers as well as commercial mortgage securities and subordinated loans supported by interests in commercial real estate. In all instances the overall level of capital committed to these investments was relatively modest, primarily because the related risk-adjusted returns on additional investments were not compelling.

While in the near term management is focusing its efforts on growing Capstead's core portfolio of ARM Agency Securities, over the coming year management intends to continue to monitor developments in the commercial real estate markets that are currently experiencing widening credit spreads and significant liquidity constraints.

As of December 31, 2007, Capstead's investments in commercial real estate-related assets consisted of several subordinated loans totaling $5 million to a Dallas, Texas-based developer scheduled to be repaid during 2008 through townhome and land sales and $38 million in subordinated loans on a luxury hotel property in the Caribbean that is also scheduled to be repaid in 2008. The latter investment is financed using a committed master repurchase agreement. Amounts borrowed under this facility ($21 million at year-end) are repayable in three equal installments on February 1, May 1 and August 1, 2008. This investment and related financing were the primary assets and liabilities held in the Company's 75%-owned commercial real estate loan joint venture with Crescent Real Estate Equities Company, a real estate operator that was acquired by an affiliate of Morgan Stanley (NYSE: MS) in August 2007. In November, Capstead acquired Crescent's 25% interest for $4 million and began consolidating the joint venture, which was previously reported as an unconsolidated affiliate.

Recent Common Equity Offerings

In October 2007, Capstead completed a public offering for 11.5 million common shares at a price of $9.75 per share, and in November 2007, the Company completed a second public offering for 9.2 million common shares at a price of $10.73 per share. Together, these offerings raised $199 million in net proceeds after underwriting discounts and offering expenses. Also during 2007 the Company raised $8 million of new common equity capital through the issuance of 685,900 common shares into the open market on a limited basis, at an average price of $12.13 per share, after expenses. The proceeds from these offerings were invested in additional ARM Agency Securities.

Subsequent to year-end, Capstead completed a third public offering for an additional 8.6 million common shares at a price of $15.50 per share, raising $127 million in net proceeds after underwriting discounts and offering expenses. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares.

Book Value per Common Share

As of December 31, 2007, Capstead's book value per common share (total stockholders' equity less liquidation preferences of the Company's Series A and B preferred shares divided by shares outstanding) was $9.25, an improvement of $1.12 from December 31, 2006, largely attributable to accretion from the common equity offerings that closed prior to year-end and improvements in the value of the residential mortgage securities portfolio, nearly all of which is reflected at fair value on the Company's balance sheet. The year-end book value excludes accretion from the February 2008 common equity offering and further improvements in portfolio values since year-end. Unlike the Company's interest rate swap positions, which are reflected on the balance sheet at fair value and therefore included in the calculation of book value per common share, unrealized gains or losses on the Company's longer-term committed borrowings supporting longer-to-reset ARM securities are not reflected in book value. As of December 31, 2007, these longer-term borrowings consisted of a series of relatively high rate borrowings with remaining terms of from nine to 20 months and unrealized losses totaling $18.0 million. As these borrowings approach maturity, related unrealized losses will decline and ultimately be eliminated.

Utilization of Long-term Investment Capital and Potential Liquidity

Capstead finances a majority of its holdings of residential mortgage securities with well-established investment banking firms using repurchase arrangements with the balance, or margin, supported by the Company's long-term investment capital. Long-term investment capital includes preferred and common equity capital as well as unsecured borrowings, net of Capstead's investment in related statutory trusts accounted for as unconsolidated affiliates. Assuming potential liquidity is available, borrowings can be increased or decreased on a daily basis to meet cash flow requirements and otherwise manage capital resources efficiently. Consequently, the actual level of cash and cash equivalents carried on Capstead's balance sheet is significantly less important than the potential liquidity inherent in the Company's investment portfolios. Potential liquidity is affected by, among other things, real (or perceived) changes in market value of assets pledged; principal prepayments; collateral requirements of our lenders; and general conditions in the investment banking, mortgage finance and real estate industries. Future levels of portfolio leverage will be dependent upon many factors, including the size and composition of the Company's investment portfolios (see "Liquidity and Capital Resources"). Capstead's utilization of long-term investment capital and its estimated potential liquidity were as follows as of December 31, 2007 in comparison with December 31, 2006 (in thousands):

	Investments [(a)]	*Related Borrowings*	*Capital Employed* [(a)]	*Potential Liquidity* [(a)]
Residential mortgage securities	$7,065,723	$6,479,388	$586,335	$381,320
Commercial real estate-related assets	42,996	20,974	22,022	(6,991)
	$7,108,719	$6,500,362	608,357	374,329
Other assets, net of other liabilities			62,324	6,653
Fourth quarter common dividend			(9,786)	(9,786) [(b)]
			$660,895	$371,196
Balances as of December 31, 2006	$5,269,355	$4,876,134	$439,940	$226,330

(a) *Investments are stated at carrying amounts on the Company's balance sheet. Potential liquidity is based on maximum amounts of borrowings available under existing uncommitted repurchase arrangements considering management's estimate of the fair value of related collateral as of the indicated dates adjusted for other sources (uses) of liquidity such as near-term scheduled payments on related borrowings not expected to be immediately replaced, unrestricted cash and cash equivalents, and dividends payable.*

(b) *The fourth quarter 2007 common dividend was declared December 13, 2007 and paid January 18, 2008 to stockholders of record as of December 31, 2007.*

In order to prudently and efficiently manage its liquidity and capital resources, Capstead attempts to maintain sufficient liquidity reserves to fund margin calls (requirements to pledge additional collateral or pay down borrowings) required by monthly principal payments (that are not remitted to the Company for 20 to 45 days after any given month-end) and anticipated declines in the market value of pledged assets under stressed market conditions.

During the largely unprecedented contraction in market liquidity that began in August 2007, the Company experienced greater than anticipated margin calls due to declines in the market value of pledged assets that were exacerbated by perceptions on the part of some lenders that values had declined even further. While the Company met all margin calls during this period, management was also concerned with the possibility that lenders would require higher margin requirements on future 30-day borrowings. The Company responded to this rapidly unfolding situation by proactively reducing its portfolio leverage from 11.5 to 1 at June 30, 2007 to 10.3 to 1 by September 30, 2007 in order to improve its liquidity position. Although the imposition of higher margin requirements on borrowings have not materialized and conditions in the credit markets have since improved, management anticipates that it will continue to maintain the Company's portfolio leverage at approximately 10 to 1 in the coming year to lessen Capstead's exposure to another period of severe market illiquidity.

Off-balance Sheet Arrangements and Contractual Obligations

As of December 31, 2007, Capstead did not have any off-balance sheet arrangements. The Company's contractual obligations as of December 31, 2007, including an interest component based on contractual rates in effect on that date, were as follows (in thousands):

	Payments Due by Period				
	Total	*12 Months or Less*	*13 – 36 Months*	*37 – 60 Months*	*>Than 60 Months*
Repurchase arrangements and similar borrowings	$6,637,275	$5,475,147	$1,160,925	$ 795	$ 408
Unsecured borrowings	235,604	8,382	16,765	16,765	193,692
Corporate office lease	578	289	289	–	–
	$6,873,457	$5,483,818	$1,177,979	$17,560	$194,100

Obligations related to unsecured borrowings are presented excluding amounts to be returned to Capstead through its ownership of the related trusts' common securities. This presentation excludes acquisitions of investments committed to subsequent to year-end and any other contractual obligations entered into after year-end.

Accounting for Seller-financed Acquisitions of Mortgage Securities

Capstead generally pledges its residential mortgage investments as collateral under repurchase arrangements and a portion of the Company's acquisitions may initially be financed with sellers. In February 2008 the Financial Accounting Standards Board issued Staff Position 140-3 "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP140-3"). Under FSP140-3 certain seller-financed acquisitions entered into after December 31, 2008 may not qualify as sales from the sellers' perspective and the sellers may be required to continue to consolidate the assets sold. As a result, buyers such as Capstead may be precluded from presenting these seller-financed acquisitions gross on their balance sheets and required to report the assets net of related liabilities at fair value with related changes in fair value reported in earnings until such time as the assets are no longer financed with the sellers. FSP140-3 requires consideration as to whether the accounting described above should be followed in situations where acquisitions and subsequent financing by a seller are sufficiently linked. Management does not believe implementing FSP140-3 will have a material effect on Capstead's results of operations, taxable income or financial condition. Also, it is not expected to affect the Company's status as a REIT or cause it to fail to qualify for its exemption under Investment Company Act of 1940 which requires that the Company must, among other things, maintain at least 55% of its assets directly in qualifying real estate interests.

Tax Considerations of Dividends Paid on Capstead Common and Preferred Shares

Capstead operates as a REIT for federal income tax purposes. Common and preferred dividends are characterized as ordinary taxable income, taxable capital gain, or non-taxable return of capital based on the relative amounts of taxable income to total distributions. Taxable income is allocated first to preferred share distributions, with any remaining taxable income allocated to common distributions. Distributions in excess of Capstead's taxable income are characterized as return of capital. Stockholders who do not hold their shares in tax-deferred accounts such as individual retirement accounts should reduce the tax cost basis of their shares by the amount of any return of capital distributions received. Return of capital distributions received in excess of tax cost basis should be reported as capital gain. In some years, capital gain distributions may be made by the Company. Any such capital gain distributions would be reported as long-term capital gains and would generally be taxed at lower rates than distributions of ordinary income. In some years, a component of ordinary income distributions may be reported as qualified dividend income which, subject to certain holding period requirements, would be taxed at capital gain rates. In 2007, 4.87% of ordinary income distributions to common stockholders and 3.89% of ordinary income distributions to preferred stockholders were reported as qualified dividend income. No qualified dividend income distributions were made in 2006 and 2005. Due to the complex nature of the applicable tax rules, it is recommended that stockholders consult their tax advisors to ensure proper tax treatment of dividends received. Dividend characterization for income tax purposes for the three years ended December 31, 2007 is as follows:

	Dividends	*Capital Gain* *	*Ordinary Income* *	*Return of Capital* *
2007:				
Common	$0.34	–%	79.85%	20.15%
Preferred A	1.60	–	100.00	–
Preferred B	1.26	–	100.00	–
2006:				
Common	0.08	–	–	100.00
Preferred A	1.60	–	16.00	84.00
Preferred B	1.26	–	16.19	83.81
2005:				
Common	0.32	–	100.00	–
Preferred A	1.60	–	100.00	–
Preferred B	1.26	–	100.00	–

* *The indicated characterization percentage is applicable to each dividend received with respect to a given tax year. This includes fourth quarter dividends declared prior to year-end with a December record date and paid in January of the following year in accordance with the Internal Revenue Code spillover distribution provision (IRC Section 875(b)(9)). Dividend characterization information for tax years prior to 2005 is available in the investor relations section of our website at www.capstead.com.*

RESULTS OF OPERATIONS

Comparative income statement data (dollars in thousands, except per share data) and key portfolio statistics (dollars in millions) were as follows:

	Year Ended December 31		
	2007	*2006*	*2005*
Income statement data:			
Mortgage securities and similar investments:			
Residential mortgage investments	$42,755	$ 14,298	$23,850
Commercial real estate investments	1,042	182	546
	43,797	14,480	24,396
Other revenue (expense):			
Loss on portfolio restructuring	(7,683)	–	–
Other revenue	2,234	591	1,082
Interest on unsecured borrowings	(8,747)	(7,142)	(972)
Other operating expense	(6,671)	(6,454)	(7,301)
Equity in earnings (losses) of unconsolidated affiliates	1,783	2,368	(10)
Income from continuing operations	24,713	3,843	17,195
Income from discontinued operation, net of taxes	–	–	39,997
Net income	$24,713	$ 3,843	$57,192
Net income available (loss attributable) to common stockholders, after payment of preferred share dividends	$ 4,457	$(16,413)	$36,936
Diluted earnings (loss) per common share:			
Income (loss) from continuing operations	$0.19	$(0.87)	$ (0.16)
Income from discontinued operation	–	–	2.12
	$0.19	$(0.87)	$ 1.96
Key portfolio statistics:			
Average yields:			
Residential mortgage investments	5.62%	4.94%	3.67%
Commercial real estate investments	13.88	18.00	4.27
Total average yields	5.64	4.94	3.68
Average rate of related borrowings	5.12	4.92	3.17
Average financing spread	0.52	0.02	0.51
Average portfolio balances:			
Residential mortgage investments	$5,501	$4,916	$3,490
Commercial real estate investments	9	1	48
	5,510	4,917	3,538
Related average borrowings	5,140	4,579	3,290
Average capital deployed	$ 370	$ 338	$ 248
Average portfolio runoff rate	28%	30%	33%

2007 Compared to 2006

Net margins on Capstead's mortgage securities and similar investments for the year ended December 31, 2007 improved over levels achieved during the prior year primarily reflecting higher financing spreads and larger average holdings of residential mortgage securities. A 50 basis point increase in average financing spreads during 2007 over the prior year contributed most of the improvement in net margins, with portfolio yields averaging 70 basis points higher during 2007 while related average borrowing rates increased 20 basis points.

As a result of a prolonged Federal Reserve rate tightening effort that increased the federal funds rate 425 basis points over a two-year period to 5.25% by June 2006, financing spreads fell to a negative 16 basis points by the third quarter of 2006 before beginning to recover and averaged only 2 basis points during 2006. Financing spreads continued improving over the course of 2007 with portfolio yields peaking at an average of 5.80% during the fourth quarter. Borrowing rates averaged 5.21% through the second quarter of 2007, before increasing to an average of 5.25% during the third quarter in reaction to the sharply contracting liquidity in the credit markets that began in August 2007. Borrowing rates declined considerably during the fourth quarter of 2007 to an average of 4.87% as liquidity concerns lessened and the Federal Reserve reduced its target for the federal funds rate by 100 basis points between mid-September and year-end. This illustrates how the Company is impacted immediately when short-term interest rates rise (and fall) while yields on ARM securities held by the Company change slowly in comparison because coupon interest rates on the underlying mortgage loans may only reset once a year or begin resetting after an initial fixed-rate period of up to five years, and the amount of each reset can be limited or capped.

In response to this fall's credit market turmoil, Capstead proactively reduced its portfolio leverage to approximately 10 to 1 by selling $832 million of ARM Agency Securities and $18 million of its modest portfolio of non-agency-guaranteed residential mortgage investments by year-end, incurring a loss on sale of $5,348,000 and a loss of $2,335,000 from terminating related longer-dated repurchase arrangements. Even with this portfolio restructuring, average outstanding balances of residential mortgage investments during the year ended December 31, 2007 were higher by $586 million over the prior year primarily as a result of the Company fully deploying $206 million in common equity capital raised during the fourth quarter of 2007 into additional holdings of ARM Agency Securities totaling over $2.2 billion.

Earnings from commercial real estate investments benefited during 2007 from $3 million in subordinated loans made to a Dallas, Texas-based developer during the third quarter of 2006, a follow-on $2 million loan extended to the same developer in July 2007, and the consolidation in November 2007 of a $38 million loan and related borrowings after acquiring full ownership of a commercial real estate loan joint venture previously accounted for as an unconsolidated affiliate (see below).

The increase in other revenue reflects higher overnight investment earnings, the release of over $1 million in funds held in trust related to the Company's holdings of residential mortgage loans that were previously designated as collateral for structured financings, a $119,000 gain on interest rate swap agreements held prior to designation as cash flow hedges, and certain other items of a nonrecurring nature.

The increase in interest on unsecured borrowings reflects interest charges associated with an additional $26 million in 10-year fixed, 20-year floating rate junior subordinated notes issued in September 2006 to a statutory trust formed by the Company. Since September 2005 the Company has issued $103 million in subordinated notes to statutory trusts. Concurrently, these trusts issued $3 million of trust common securities to the Company and $100 million in trust preferred securities to unrelated third parties. Capstead's investments in the trust common securities are accounted for as unconsolidated affiliates in accordance with the applicable provisions of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN46") and the subordinated notes are reflected as unsecured borrowings. These borrowings have 30-year terms, are callable by the Company in five to ten years from issuance, and pay interest quarterly at fixed rates of 8.19% to 8.685% for ten years from issuance and subsequently at prevailing three-month LIBOR rates plus 330 to 350 basis points for 20 years. The Company considers the $100 million in trust preferred securities issued to unrelated third parties a component of its long-term investment capital.

Equity in earnings of unconsolidated affiliates includes equity in earnings of Capstead's 75%-owned commercial real estate loan joint venture totaling $1,524,000 during 2007 compared to $2,156,000 during 2006. The decline reflects the payoff in June 2007 of one of the venture's two remaining investments and the November 2007 acquisition by Capstead of the remaining 25% of this venture. With this acquisition, the venture was consolidated with its remaining $38 million investment and related borrowing reflected with commercial mortgage investments and related borrowings. The Company's equity in earnings of its statutory trusts totaled $259,000 during 2007, compared to $212,000 during 2006 (consisting solely of the trust common securities' pro rata share in interest on the Company's junior subordinated notes discussed above).

2006 Compared to 2005

Net margins and related financing spreads on Capstead's mortgage securities and similar investments for the year ended December 31, 2006 were down considerably from levels achieved during 2005 reflecting the negative effects of the prolonged Federal Reserve rate tightening effort that concluded in June 2006. Short-term interest rates began increasing in June 2004 in response to increases in the federal funds rate, which increased 425 basis points to 5.25% by June 2006. These higher rates led to significantly higher borrowing rates and lower financing spreads for the Company despite increasing portfolio yields and portfolio balances.

Despite an increase of $1.43 billion in the average outstanding balances of residential mortgage investments during 2006 over the prior year, lower financing spreads led to further declines in related operating results. During the third quarter of 2006 the Company funded several relatively small subordinated commercial real estate loans to a local developer (the Company's last commercial mortgage securities position paid off in December 2005).

Interest on unsecured borrowings reflects the issuance of $77 million of junior subordinated notes issued in September and December 2005 and another $26 million issued in September 2006 to statutory trusts formed by the Company. The statutory trusts issued $3 million of trust common securities to the Company and $100 million in trust preferred securities to unrelated third parties. Capstead's investments in the trust common securities are accounted for as unconsolidated affiliates in accordance with the applicable provisions of FIN46.

Other revenue was lower in 2006 because 2005 benefited from a greater amount of recoveries on previously written off loans and a $156,000 gain on the redemption of a structured financing. Other operating expense declined primarily because no incentive compensation was awarded to employees in 2006 under the Company's incentive compensation program.

Equity in earnings (losses) of unconsolidated affiliates includes equity in earnings of the Company's 75%-owned commercial real estate loan joint venture totaling $2,156,000 during 2006 compared to a loss of $40,000 during its initial startup period in 2005. The Company's equity in earnings of its statutory trusts totaled $212,000 during 2006 (consisting solely of the trust common securities' pro rata share in interest on the Company's junior subordinated notes discussed above) compared to $30,000 the prior year.

Interest Rate Sensitivity on Operating Results

Capstead performs earnings sensitivity analysis using an income simulation model to estimate the effects that specific interest rate changes can reasonably be expected to have on future earnings. All investments, borrowings and any Derivatives held are included in this analysis. The sensitivity of components of other revenue (expense) to changes in interest rates is included as well, although no asset sales are assumed. The model incorporates management's assumptions regarding the level of mortgage prepayments for a given interest rate change using market-based estimates of prepayment speeds for the purpose of amortizing investment premiums. These assumptions are developed through a combination of historical analysis and expectations for future pricing behavior under normal market conditions unaffected by changes in market liquidity.

Capstead had the following estimated earnings sensitivity profile as of December 31, 2007 and December 31, 2006, respectively (dollars in thousands):

	Federal Funds Rate	***10-year U.S. Treasury Rate***	***Immediate Change In: ****				
30-day to one-year rates			Down 1.00%	Down 1.00%	Flat	Up 1.00%	Up 1.00%
10-year U.S. Treasury rate			Down 1.00%	Flat	Down 1.00%	Flat	Up 1.00%
Projected 12-month earnings change:							
December 31, 2007	4.25%	4.60%	$10,800	$15,600	$(9,800)	$(17,300)	$(12,400)
December 31, 2006	5.25	4.70	11,900	14,300	(5,500)	(24,700)	(21,700)

* *Sensitivity of earnings to changes in interest rates is determined relative to the actual rates at the applicable date. Note that the projected 12-month earnings change is predicated on acquisitions of similar assets sufficient to replace runoff. There can be no assurance that suitable investments will be available for purchase at attractive prices or if investments made will behave in the same fashion as assets currently held.*

Income simulation modeling is the primary tool used by management to assess the direction and magnitude of changes in net margins on investments resulting solely from changes in interest rates. Key assumptions in the model include mortgage prepayment rates, adequate levels of market liquidity, changes in market conditions, portfolio leverage levels, and management's investment capital plans. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net margins or precisely predict the impact of higher or lower interest rates on net margins. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and other changes in market conditions, management strategies and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Capstead's primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on its investments. Other sources of funds may include proceeds from debt and equity offerings and asset sales. The Company generally uses its liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage its long-term investment capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than the Company's potential liquidity available under its borrowing arrangements. The table included under "Financial Condition – Utilization of Long-term Investment Capital and Potential Liquidity" and accompanying discussion illustrates management's estimate of additional funds potentially available to the Company as of December 31, 2007. The Company currently believes that it has sufficient liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings and the payment of cash dividends as required for Capstead's continued qualification as a REIT. It is the Company's policy to remain strongly capitalized and conservatively leveraged.

Borrowings under repurchase arrangements secured by residential mortgage investments totaled $6.47 billion with 14 lending counterparties at December 31, 2007. Capstead had uncommitted repurchase facilities with over 20 investment banking firms to finance its investments in residential mortgage securities, subject to certain conditions as of December 31, 2007. Borrowings supporting current-reset ARM securities routinely have maturities of 30 days or less, and prior to the contraction in credit market liquidity that began in August 2007, the Company financed a significant portion of its investments in longer-to-reset ARM securities with longer-term arrangements. As of December 31, 2007, these longer-term committed borrowings consisted of a series of repurchase arrangements totaling $1.50 billion with remaining terms of from nine to 20 months and an average maturity of 15 months. Interest rates on borrowings under repurchase arrangements are generally based on a margin over the federal funds rate (or a corresponding benchmark rate for longer-term arrangements) and related terms and conditions are negotiated on a transaction-by-transaction basis. Amounts available to be borrowed under these arrangements are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries.

Late in 2007 Capstead began using two-year term, one- and three-month LIBOR-indexed, pay-fixed, receive-variable, interest rate swap agreements to effectively lock in fixed rates on a portion of its 30-day borrowings because longer-term committed borrowings were no longer available at attractive terms. As of December 31, 2007 these swap agreements had notional amounts totaling $900 million and were designated as cash flow hedges for accounting purposes of a like amount of the Company's 30-day borrowings. The Company intends to continue to manage interest rate risk associated with holdings of longer-to-reset ARM securities by utilizing suitable Derivatives such as interest rate swap agreements.

As of December 31, 2007, Capstead's commercial lending subsidiary had outstanding $21 million under a committed master repurchase agreement with a major investment bank which is repayable in three equal installments on February 1, May 1 and August 1, 2008. The related collateral for this borrowing is scheduled to mature early in the fourth quarter.

During 2006 and 2005 the Company increased its long-term investment capital through the issuance of long-term unsecured borrowings for net proceeds aggregating $97 million. Additional borrowings using these trust preferred structures are currently not available at attractive rates because of the recent credit market turmoil. Should conditions improve in future periods, the Company may further augment its long-term investment capital with similar borrowings.

In October 2007, Capstead completed a public offering for 11.5 million common shares at a price of $9.75 per share and in November 2007, the Company completed a second public offering for 9.2 million common shares at a price of $10.73 per share. Together these offerings raised $199 million in net proceeds after underwriting discounts and offering expenses. The proceeds from these offerings were invested in additional ARM Agency Securities.

In addition, Capstead raised over $8 million of new common equity capital, primarily in December of 2007 through limited open market sales under the Company's continuous offering program. Under this program the Company issued 685,900 common shares at an average price of $12.13, after expenses. The proceeds from these sales were invested in additional ARM Agency Securities. Such sales may resume during 2008, subject to public offering lockout periods and Company news release blackout dates.

Subsequent to year-end, Capstead completed a third public offering for an additional 8.6 million common shares at a price of $15.50 per share, raising $127 million in net proceeds after underwriting discounts and offering expenses. The accompanying December 31, 2007 financial statements and related disclosures do not reflect this latest offering of shares. The Company may pursue additional public offerings during 2008.

RISK FACTORS

An investment in debt or equity securities issued by Capstead involves various risks. An investor should carefully consider the following risk factors in conjunction with the other information contained in this document before purchasing the Company's debt or equity securities. The risks discussed herein can adversely affect the Company's business, liquidity, operating results, prospects and financial condition, causing the market price of the Company's debt or equity securities to decline, which could cause an investor to lose all or part of his/her investment. The risk factors described below are not the only risks that may affect the Company. Additional risks and uncertainties not presently known to the Company also may adversely affect its business, liquidity, operating results, prospects and financial condition.

Risks Related to Capstead's Business

Loss of the implied AAA rating of Agency Securities could negatively affect Capstead's financial condition and earnings. Agency Securities have an implied AAA rating because payments of principal and interest on these securities are guaranteed by government-sponsored entities ("GSEs"), either Fannie Mae or Freddie Mac, or by an agency of the federal government, Ginnie Mae. Only the guarantees by Ginnie Mae are backed by the full faith and credit of the United States. The recent turmoil in the residential housing and mortgage markets has affected the financial results of the GSEs, both of which have reported substantial losses in recent quarters. If the GSEs continue to suffer significant losses, their ability to honor guarantees may be adversely affected absent raising additional capital. Further, any actual or perceived financial challenges at either of the GSEs could cause the rating agencies to downgrade their securities. Failure to honor guarantees by the GSEs or any rating agency downgrade of securities issued by these firms could cause a significant decline in the market value of the Company's holdings of Agency Securities.

Similarly, the actual or perceived credit quality of Agency Securities could be negatively affected by market uncertainty over any legislative or regulatory initiatives that impact the relationship between the GSEs and the federal government or otherwise reduce the amount of mortgage securities the GSEs own or guarantee.

Periods of illiquidity in the mortgage markets may reduce amounts available to be borrowed under Capstead's repurchase arrangements, which could negatively impact the Company's financial condition and earnings. Capstead generally finances its mortgage securities and similar investments by pledging them as collateral under uncommitted repurchase arrangements, the terms and conditions of which are negotiated on a transaction-by-transaction basis. The amount borrowed under a repurchase arrangement is limited to a percentage of the estimated market value of the pledged collateral and is specified at the inception of the transaction. The portion of the pledged collateral held by the lender that is not advanced under the repurchase arrangement is referred to as margin collateral and the resulting margin percentage is required to be maintained throughout the term of the borrowing. If the market value of the pledged collateral as determined by the Company's lenders declines, the Company may be subject to margin calls wherein the lender requires the Company to pledge additional collateral to reestablish the agreed-upon margin percentage. Because market illiquidity tends to put downward pressure on asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company's lenders can liquidate the Company's collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine that it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.

Periods of rising interest rates may reduce amounts available to be borrowed under Capstead's repurchase arrangements, which could negatively impact the Company's financial condition and earnings. Because rising interest rates tend to put downward pressure on asset prices, Capstead may be presented with substantial margin calls during such periods. If the Company is unable or unwilling to pledge additional collateral, the Company's lenders can liquidate the Company's collateral, potentially under adverse market conditions, resulting in losses. At such times the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.

If Capstead is unable to negotiate favorable terms and conditions on future repurchase arrangements with one or more of the Company's counterparties, the Company's financial condition and earnings could be negatively impacted. The terms and conditions of each repurchase arrangement are negotiated on a transaction-by-transaction basis, and these borrowings generally are renewed, or "rolled," at maturity. Key terms and conditions of each transaction include interest rates, maturity dates, asset pricing procedures and margin requirements. The Company cannot assure investors that it will be able to continue to negotiate favorable terms and conditions on its future repurchase arrangements. Also, during periods of market illiquidity or due to perceived credit quality deterioration of the collateral pledged, a lender may require that less favorable asset pricing procedures be employed or the margin requirement be increased. Under these conditions, the Company may determine it is prudent to sell assets to improve its ability to pledge sufficient collateral to support its remaining borrowings, which could result in losses.

Most of Capstead's borrowings under repurchase arrangements routinely have maturities of 30 days or less. Interest rates on these borrowings are generally based on a margin over the federal funds rate. The Company's ability to achieve its investment objectives depends on its ability to renew or replace maturing borrowings on a continuous basis. If the Company is not able to renew or replace maturing borrowings, it would be forced to sell some of its assets under possibly adverse market conditions, which may adversely affect its profitability.

This risk is increased if Capstead relies significantly on any single counterparty for a significant portion of its repurchase arrangements. As of December 31, 2007, the Company's largest single counterparty (Cantor Fitzgerald & Company) accounted for $1.42 billion in repurchase arrangements that had an average maturity of 16 months.

Capstead's use of repurchase arrangements to borrow money may give the Company's lenders greater rights in the event of bankruptcy. Borrowings made under repurchase arrangements may qualify for special treatment under the U.S. Bankruptcy Code. This may make it difficult for the Company to recover its pledged assets if a lender files for bankruptcy. In addition, if the Company ever files for bankruptcy, lenders under the Company's repurchase arrangements may be able to avoid the automatic stay provisions of the U.S. Bankruptcy Code and take possession of, and liquidate, the Company's collateral under these arrangements without delay.

Capstead may sell assets for various reasons, including a change in the Company's investment focus, which could increase earnings volatility. Capstead may periodically sell assets to enhance its liquidity during periods of market illiquidity or rising interest rates. Additionally the Company may change its investment focus requiring it to sell some portion of its existing investments. Transactional gains or losses resulting from any such asset sales, or from terminating any related longer-dated repurchase arrangements, will likely increase the Company's earnings volatility.

Changes in interest rates, whether increases or decreases, may adversely affect Capstead's earnings. Capstead's earnings currently depend primarily on the difference between the interest received on its mortgage securities and similar investments and the interest paid on its related borrowings. The Company typically finances all of its current-reset ARM securities and a portion of its longer-to-reset ARM securities at 30-day interest rates that are based on a margin over the federal funds rate. Because only a portion of the ARM loans underlying the Company securities reset each month and the term of these ARM loans generally limit the amount of any increases during any single interest rate adjustment period and over the life of a loan, in a rising short-term interest rate environment, interest rates on related borrowings can rise to levels that may exceed yields on these securities, contributing to lower or even negative financing spreads and adversely affecting earnings. At other times, during periods of relatively low short-term interest rates, declines in the indices used to reset ARM loans may negatively affect yields on the Company's ARM securities as the underlying ARM loans reset at lower rates. If declines in these indices exceed declines in the Company's borrowing rates, its earnings would be adversely affected.

The average life of Capstead's longer-to-reset ARM securities could outstrip related fixed-rate borrowings. Longer-to-reset ARM securities held by Capstead consist almost exclusively of a combination of well-seasoned and relatively newly issued hybrid ARMs with initial coupon interest rates that are fixed for five years. As of December 31, 2007 the weighted average months-to-roll for this portion of our portfolio was 47.5 months with a significantly shorter average expected life based on mortgage prepayment expectations. Prior to changes in market conditions during the fall of 2007, Capstead made use of longer-dated repurchase arrangements to effectively lock in financing spreads on a portion of its investments in longer-to-reset ARM Agency Securities for a significant portion of the fixed-rate terms of these investments. Late in 2007 the Company began using two-year term interest rate swap agreements for this purpose. In a rising interest rate environment, the weighted average life of the Company's longer-to-reset ARM securities could extend beyond the terms of related longer-dated borrowings and swap positions more than originally anticipated. This could have a negative impact on financing spreads and earnings as related borrowing costs would no longer be fixed during the remaining fixed-rate term of these investments and may also cause a decline in fair value of these assets without a corresponding increase in value from related longer-dated borrowings or swap positions.

An increase in prepayments may adversely affect Capstead's earnings. When short- and long-term interest rates are at nearly the same levels (i.e., a "flat yield curve" environment), or when long-term interest rates decrease, the rate of principal prepayments on mortgage loans underlying mortgage securities and similar investments generally increases. Prolonged periods of high mortgage prepayments can significantly reduce the expected life of these investments; therefore, the actual yields the Company realizes can be lower due to faster amortization of investment premiums.

The lack of availability of suitable investments at attractive pricing may adversely affect Capstead's earnings. Pricing of investments is determined by a number of factors including interest rate levels and expectations, market liquidity conditions, and competition among investors for these investments, many of whom have greater financial resources and lower return requirements than Capstead. To the extent the proceeds from prepayments on Capstead's mortgage securities and similar investments are not reinvested or cannot be reinvested at a rate of return at least equal to the rate previously earned on those investments, the Company's earnings may be adversely affected. Capstead cannot assure investors that the Company will be able to acquire suitable investments at attractive pricing and in a timely manner to replace portfolio runoff as it occurs or that the Company will maintain the current composition of its investments, consisting primarily of ARM Agency Securities.

Capstead may invest in Derivatives such as interest rate swap agreements to mitigate or hedge the Company's interest rate risk on its longer-to-reset ARM securities, which may negatively affect the Company's liquidity, financial condition or earnings. The Company may invest in such instruments from time to time with the goal of achieving more stable financing spreads on the longer-to-reset ARM securities component of its mortgage securities and similar investment portfolio. However, these activities may not have the desired beneficial impact on the Company's liquidity, financial condition or earnings. For instance, the pricing of longer-to-reset ARM securities and the pricing of the related Derivatives may deteriorate at the same time leading to margin calls on both the longer-to-reset ARM securities and the Derivatives, negatively impacting the Company's liquidity and stockholders' equity. In addition, counterparties could fail to honor their commitments under the terms of the Derivatives or have their credit quality downgraded impairing the value of the Derivatives. Should Capstead be required to sell its Derivatives under such circumstances, the Company may incur losses. No such hedging activity can completely insulate the Company from the risks associated with changes in interest rates and prepayment rates.

Derivatives held may fail to qualify for hedge accounting introducing potential volatility to Capstead's earnings. The Company typically qualifies Derivatives held as cash flow hedges for accounting purposes in order to record the effective portion of the change in fair value of Derivatives as a component of stockholders' equity rather than in earnings. If the hedging relationship for any Derivative held ceases to qualify for hedge accounting treatment for any reason, including failing documentation and ongoing hedge effectiveness requirements, the Company would be required to record in earnings the total change in fair value of any such Derivative. This could introduce a potentially significant amount of volatility to earnings reported by the Company.

Capstead may be unable to invest the net proceeds raised in a debt or equity securities offering on acceptable terms, which could affect the Company's earnings. Capstead will have broad authority to use the net proceeds from any sale of its debt or equity securities to either invest in additional mortgage securities and similar investments on a leveraged basis or provide additional liquidity to the Company for paying any margin calls that may be made by its repurchase arrangement counterparties. Capstead cannot assure investors that the Company will be able to use any such proceeds to invest in additional mortgage securities and similar investments or that other investments that meet its investment criteria will be available for the Company to purchase at attractive prices.

Capstead is dependent on its executives and employees and the loss of one or more of its executive officers could harm the Company's business and its prospects. As a self-managed REIT, Capstead is dependent on the efforts of its key officers and employees, most of whom have significant experience in the mortgage industry. Although most of the Company's named executive officers and many of its other employees are parties to severance agreements, the Company's key officers and employees are not subject to employment agreements with non-compete clauses, nor has Capstead acquired key man life insurance policies on any of these individuals. The loss of any of their services could have an adverse effect on the Company's operations.

Commercial real estate-related assets may expose investors to greater risks of loss than residential mortgage investments. The repayment of a loan secured by an income-producing property is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. The repayment of loans secured by development properties is typically dependent upon the successful development of the property for its intended use and (a) the subsequent lease-up such that the development becomes a successful income-producing property or (b) the subsequent sale of some or all of the property for adequate consideration. In the event cash flows from operating or developing a commercial property are insufficient to cover all debt service requirements, junior liens generally absorb the shortfall. As a result, declines in current or anticipated cash flows, among other factors, can lead to declines in value of the underlying real estate large enough that the aggregate outstanding balances of senior and junior liens could exceed the value of the real estate. In the event of default, the junior lienholder may need to make payments on the senior loans to preserve its rights to the underlying real estate and prevent foreclosure. Because the senior lienholders generally have priority on proceeds from liquidating the underlying real estate, junior lienholders may not recover all or any of their investment.

Additionally, Capstead may leverage its commercial real estate-related assets through the use of secured borrowing arrangements, the availability of which may be predicated on the fair value of the underlying collateral. Similar to residential mortgage investments financed with repurchase arrangements, declines in the value of commercial real estate collateral could lead to increased margin calls, or loss of financing altogether, reducing the Company's liquidity and potentially leading to losses from the sale of such investments under adverse market conditions.

Risks Related to Capstead's Status as a REIT and Other Tax Matters

If Capstead does not qualify as a REIT, the Company will be subject to tax as a regular corporation and face substantial tax liability. Capstead has elected to be taxed as a REIT for federal income purposes and intends to continue to so qualify. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize the Company's REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Company to qualify as a REIT. If Capstead fails to qualify as a REIT in any tax year, then:

- The Company would be taxed as a regular domestic corporation, which, among other things, means that the Company would be unable to deduct dividends paid to its stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates.
- Any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders, and Capstead would not be required to make distributions of the Company's income.
- Unless Capstead were entitled to relief under applicable statutory provisions, the Company would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which the Company lost its qualification, and, thus, the Company's cash available for distribution to stockholders would be reduced for each of the years during which the Company did not qualify as a REIT.

Even if Capstead remains qualified as a REIT, the Company may face other tax liabilities that reduce its earnings. Even if Capstead remains qualified for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and assets. For example:

- The Company will be required to pay tax on any undistributed REIT taxable income.
- The Company may be required to pay the "alternative minimum tax" on any items of tax preference.
- The Company may operate taxable REIT subsidiaries that are required to pay taxes on any taxable income earned.

Complying with REIT requirements may cause Capstead to forego otherwise attractive opportunities. To qualify as a REIT for federal income tax purposes, Capstead must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts that it distributes to its stockholders, and the ownership of its stock. The Company may be required to make distributions to stockholders at disadvantageous times or when it does not have funds readily available for distribution. As a result, compliance with the REIT requirements may hinder the Company's ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit Capstead's ability to hedge effectively. The REIT provisions of the Internal Revenue Code may limit Capstead's ability to hedge mortgage securities and related borrowings by requiring it to limit its income in each year from qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of the Company's gross income. In addition, the Company must limit its aggregate income from nonqualified hedging transactions, from providing certain services, and from other non-qualifying sources to not more than 5% of its annual gross income. As a result, the Company may have to limit its use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than the Company would otherwise incur. If the Company were to violate the 25% or 5% limitations, it may have to pay a penalty tax equal to the amount of gross income in excess of those limitations, multiplied by a fraction intended to reflect its profitability. If the Company fails to satisfy the REIT gross income tests, unless its failure was due to reasonable cause and not due to willful neglect, the Company could lose its REIT status for federal income tax purposes.

Complying with REIT requirements may force Capstead to liquidate otherwise attractive investments. To qualify as a REIT, Capstead must also ensure that at the end of each calendar quarter at least 75% of the value of its assets consists of cash, cash items, United States government securities and qualified REIT real estate assets. The remainder of the Company's investments in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the Company's assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of its total securities can be represented by securities of one or more taxable REIT subsidiaries. If the Company fails to comply with these requirements at the end of any calendar quarter, it must correct such failure within 30 days after the end of the calendar quarter to avoid losing its REIT status and suffering adverse tax consequences. As a result, the Company may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force Capstead to borrow to make distributions to stockholders. As a REIT, Capstead must distribute at least 90% of its annual taxable income (subject to certain adjustments) to its stockholders. To the extent that the Company satisfies the distribution requirement, but distributes less than 100% of its taxable income, the Company will be subject to federal corporate income tax on its undistributed taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its stockholders in a calendar year is less than a minimum amount specified under the federal tax laws. From time to time, the Company may generate taxable income greater than its net income for financial reporting purposes or its taxable income may be greater than the Company's cash flow available for distribution to stockholders. If the Company does not have other funds available in these situations, it could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable it to pay out enough of its taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase the Company's costs or reduce its long-term investment capital.

Capstead may be subject to adverse legislative or regulatory tax changes that could reduce the market price of the Company's securities. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may change. Any such changes in laws or interpretations thereof may apply retroactively and could adversely affect Capstead or its stockholders. For example, the Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum rate of tax applicable to individuals on dividend income from regular C corporations from 38.6% to 15.0%. This reduced substantially the so-called "double taxation" (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs will not qualify for the dividend tax reduction. As such, investors may view stocks of non-REIT dividend paying corporations as more attractive relative to shares of REITs than was the case previously. Capstead cannot predict any impact on the value of its securities from adverse legislative or regulatory tax changes such as the Jobs and Growth Tax Act of 2003.

An investment in Capstead's securities has various federal, state and local income tax risks that could affect the value of an investor's investment. The Company strongly urges investors to consult their own tax advisor concerning the effects of federal, state and local income tax law on an investment in the Company's securities, because of the complex nature of the tax rules applicable to REITs and their stockholders.

Risk Factors Related to Capstead's Corporate Structure

There are no assurances of Capstead's ability to pay dividends in the future. Capstead intends to continue paying quarterly dividends and to make distributions to its stockholders in amounts such that all or substantially all of the Company's taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable the Company to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. However, the Company's ability to pay dividends may be adversely affected by the risk factors described in this filing. All distributions will be made at the discretion of the Company's board of directors and will depend upon its earnings, its financial condition, maintenance of its REIT status and such other factors as the board may deem relevant from time to time. There are no assurances of the Company's ability to pay dividends in the future. In addition, some of the Company's distributions may include a return of capital.

Failure to maintain an exemption from the Investment Company Act of 1940 would adversely affect Capstead's results of operations. The Investment Company Act of 1940 exempts from regulation as an investment company any entity that is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Capstead believes that it conducts its business in a manner that allows the Company to avoid registration as an investment company under the Investment Company Act of 1940. If the Company were to be regulated as an investment company, its ability to use leverage would be substantially reduced and it would be unable to conduct business as described in this filing.

The Securities and Exchange Commission, or SEC, staff's position generally requires Capstead to maintain at least 55% of its assets directly in qualifying real estate interests to be able to be exempted from regulation as an investment company. To constitute a qualifying real estate interest under this 55% requirement, a real estate interest must meet various criteria. In satisfying this 55% requirement, the Company may treat mortgage securities issued with respect to an underlying pool to which it holds all issued certificates as qualifying real estate interests. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. If the SEC or its staff adopts a contrary interpretation of its current treatment, the Company could be required to sell a substantial amount of its securities or other non-qualified assets under potentially adverse market conditions.

Pursuant to Capstead's charter, its board of directors has the ability to limit ownership of the Company's capital stock, to the extent necessary to preserve its REIT qualification. For the purpose of preserving Capstead's REIT qualification, its charter gives the board the ability to repurchase outstanding shares of the Company's capital stock from existing stockholders if the directors determine in good faith that the concentration of ownership by such individuals, directly or indirectly, would cause the Company to fail to qualify or be disqualified as a REIT. Constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of outstanding stock by an individual or entity could cause that individual or entity to own constructively a greater concentration of the Company's outstanding stock than is acceptable for REIT purposes, thereby giving the board the ability to repurchase any excess shares.

Because provisions contained in Maryland law and Capstead's charter may have an anti-takeover effect, investors may be prevented from receiving a "control premium" for their shares. Provisions contained in Capstead's charter and Maryland general corporation law may have effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for the Company's common stock or purchases of large blocks of the Company's common stock, thereby limiting the opportunities for its stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

- Repurchase Rights: The repurchase rights granted to Capstead's board of directors in the Company's charter limits related investors, including, among other things, any voting group, from owning common stock if the concentration owned would jeopardize the Company's REIT status.
- Classification of preferred stock: Capstead's charter authorizes the board to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of the Company, even if a change in control were in its stockholders' best interests.

Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of a Maryland corporation are not required to act in takeover situations under the same standards as apply in Delaware and other corporate jurisdictions.

Capstead may change its policies without stockholder approval. Capstead's board of directors and management determine all of its policies, including its investment, financing and distribution policies and may amend or revise these policies at any time without a vote of the Company's stockholders. Policy changes could adversely affect the Company's financial condition, results of operations, the market price of its common stock and/or preferred stock or the Company's ability to pay dividends or distributions.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon Capstead's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that can affect the reported amounts of assets, liabilities (including contingencies), revenues and expenses, as well as related disclosures. These estimates are based on available internal and market information and appropriate valuation methodologies believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the expected useful lives and carrying values of assets and liabilities which can materially affect the determination of net income (loss) and book value per common share. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following are critical accounting policies in the preparation of Capstead's consolidated financial statements that involve the use of estimates requiring considerable judgment:

- *Amortization of Investment Premiums on Financial Assets* – Investment premiums on financial assets are recognized in earnings as adjustments to interest income by the interest method over the estimated lives of the related assets. For most of Capstead's financial assets, estimates and judgments related to future levels of mortgage prepayments are critical to this determination. Mortgage prepayment expectations can vary considerably from period to period based on current and projected changes in interest rates and other factors such as portfolio composition. Management estimates mortgage prepayments based on past experiences with specific investments within the portfolio, and current market expectations for changes in the interest rate environment. Should actual runoff rates differ materially from these estimates, investment premiums would be expensed at a different pace.
- *Fair Value and Impairment Accounting for Financial Assets* – Most of Capstead's investments are financial assets held in the form of mortgage securities that are classified as held available-for-sale and recorded at fair value on the balance sheet with unrealized gains and losses recorded in *Stockholders' equity* as a component of *Accumulated other comprehensive income.* As such, these unrealized gains and losses enter into the calculation of book value per common share, a key financial metric used by investors in evaluating the Company. Fair values fluctuate with current and projected changes in interest rates, prepayment expectations and other factors such as market liquidity conditions. Considerable judgment is required interpreting market data to develop estimated fair values, particularly in circumstances of deteriorating credit quality and market liquidity (see "NOTE 9" to the accompanying consolidated financial statements for discussion of how Capstead values its financial assets). Generally, gains or losses are recognized in earnings only if sold; however, if a decline in fair value of an individual asset below its amortized cost occurs that is determined to be other than temporary, the difference between amortized cost and fair value would be included in *Other revenue (expense)* as an impairment charge.
- *Derivatives Accounting* – The Company uses Derivatives from time to time for risk management purposes. When held, Derivatives are recorded as assets or liabilities and carried at fair value. The accounting for changes in fair value of each Derivative held depends on whether it has been designated as an accounting hedge, as well as the type of hedging relationship identified. To qualify as cash flow hedges for accounting purposes, at the inception of the hedge relationship the Company must anticipate and document that the hedge relationship will be highly effective and monitor ongoing effectiveness on at least a quarterly basis. As long as the hedge relationship remains effective, the effective portion of changes in fair value of the Derivative are recorded in *Accumulated other comprehensive income* and the ineffective portion is recorded in earnings. Changes in fair value of Derivatives not held as accounting hedges, or for which the hedge relationship is deemed to no longer be highly effective, are recorded in earnings as a component of *Other revenue (expense).*

Until late in 2007, Capstead made limited use of Derivatives during the three years ended December 31, 2007. Late in 2007 the Company began using interest rate swap agreements in hedge relationships accounted for as cash flow hedges in order to hedge variability in borrowing rates due to changes in the underlying benchmark interest rate related to a designated portion of its current and anticipated future 30-day borrowings. Variable-rate payments to be received on the swap agreements and any measured hedge ineffectiveness are recorded in *Interest expense* as an offset to interest owed on the hedged borrowings that reset to market rates generally on a monthly basis while fixed-rate swap payments to be made are also recorded in *Interest expense* resulting in an effectively fixed borrowing rate on these borrowings, subject to certain adjustments. See "NOTE 2" and "NOTE 7" to the accompanying consolidated financial statements and "Financial Conditions–Residential Mortgage Investments" for additional information regarding the Company's use of Derivatives and its related risk management policies.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Capstead's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and other factors. These factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments from both an investment return and regulatory perspective, the availability of new investment capital, fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. In addition to the above considerations, actual results and liquidity related to investments in loans secured by commercial real estate are affected by borrower performance under operating or development plans, lessee performance under lease agreements, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs, among other factors.

PERFORMANCE GRAPH

Set forth below is a graph comparing the yearly percentage change in the cumulative total stockholder return on Capstead common shares, with the cumulative total return of the S&P 500 Stock Index and the NAREIT Mortgage Index for the five years ended December 31, 2007, assuming the investment of $100 on December 31, 2002 and the reinvestment of dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.


Compound
Annual Growth
Rate
200
150
100
50
0
Q4 02
Q2
Q4 03
Q2
Q4 04
Q2
Q4 05
Q2
Q4 06
Q2
Q4 07
S&P 500
12.79%
Capstead
6.64%
NAREIT
Mtg
-10.17%
Capstead
S&P 500
NAREIT Mtg

	Cumulative Total Stockholder Return as of December 31					
	2002	*2003*	*2004*	*2005*	*2006*	*2007*
Capstead	$100.00	$145.27	$102.03	$ 58.49	$ 84.41	$137.95
S&P 500	100.00	128.63	142.58	149.57	173.14	182.63
NAREIT Mortgage	100.00	138.19	149.13	103.10	111.78	58.48

REPORTS ON CORPORATE GOVERNANCE AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Management on Effectiveness of Internal Control Over Financial Reporting

Management of Capstead Mortgage Corporation ("Capstead" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a – 15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the COSO framework, it is management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2007.

Report of Management on Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the CEO and CFO, an evaluation of Capstead's disclosure controls and procedures as defined under Exchange Act Rule 13a-15(e) was conducted. Based on this evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Related Certifications by Management

Certifications by the CEO and CFO pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 pertaining to the completeness and fairness of the information contained in Capstead's annual report on Form 10-K for the year ended December 31, 2007 and the Company's system of internal controls over financial reporting and disclosure controls and procedures are included as exhibits to the annual report on Form 10-K. This report, as well as the Company's other filings with the Securities and Exchange Commission, are available free of charge on the Company's website at www.capstead.com.

On May 8, 2007 Capstead's CEO certified, pursuant to Section 303A.12(a) of the New York Stock Exchange ("NYSE") Listed Company Manual, that he was not aware of any violation by the Company of NYSE corporate governance listing standards. This certification is made annually with the NYSE within thirty days after the Company's annual meeting of stockholders.

Report of Independent Registered Public Accounting Firm on Audit of Internal Control Over Financial Reporting

Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited Capstead Mortgage Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management of Capstead Mortgage Corporation (the "Company") is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of the Company, and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Dallas, Texas
February 28, 2008

Ernst + Young LLP

Report of Independent Registered Public Accounting Firm on Audit of the Consolidated Financial Statements

Stockholders and Board of Directors
Capstead Mortgage Corporation

We have audited the accompanying consolidated balance sheets of Capstead Mortgage Corporation (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2007 the Company changed its method of accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 28, 2008

Directors

Jack Biegler
President,
Ellison Management, LLC

Member: Audit, Compensation and Real Estate Investment Committees

Andrew F. Jacobs
President and Chief Executive Officer

Member: Executive Committee

Gary Keiser
Private Investments

Chairman: Audit Committee
Member: Compensation Committee

Paul M. Low
Private Investments

Chairman of the Board
Chairman: Executive Committee
Member: Governance & Nomination Committee

Christopher W. Mahowald
President,
EFO Realty and RSF Partners

Chairman: Real Estate Investment Committee
Member: Governance & Nomination Committee

Michael G. O'Neil
Private Investments

Chairman: Governance & Nomination Committee
Member: Audit and Executive Committees

Mark S. Whiting
Managing Partner,
Drawbridge Partners, LLC

Chairman: Compensation Committee
Member: Real Estate Investment Committee

OFFICERS

Andrew F. Jacobs
President and Chief Executive Officer

EXECUTIVE VICE PRESIDENTS

Phillip A. Reinsch
Chief Financial Officer and Secretary

Robert R. Spears, Jr.
Director of Residential Mortgage Investments

SENIOR VICE PRESIDENTS

Michael W. Brown
Asset and Liability Management and Treasurer

Anthony R. Page
Director of Commercial Mortgage Investments

D. Christopher Sieber
Financial Accounting and Reporting

VICE PRESIDENTS

Bethany L. Siggins
Stockholder Relations

Richard A. Wolf
Asset and Liability Management

CAPSTEAD

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 1, 2008

To the stockholders of
CAPSTEAD MORTGAGE CORPORATION:

The annual meeting of stockholders of Capstead Mortgage Corporation, a Maryland corporation, will be held at The Crescent Club, 200 Crescent Court, 17th floor, Dallas, Texas on Thursday, May 1, 2008 beginning at 9:00 a.m., Central time, for the following purposes:

(i) To elect seven directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualified;

(ii) To authorize an amendment to our Articles of Incorporation to increase our authorized shares of common stock from 100 million shares to 250 million shares;

(iii) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

(iv) To transact any other business that may properly come before the annual meeting of stockholders or any adjournment of the annual meeting.

** PLEASE VOTE NOW ** **YOUR VOTE IS IMPORTANT** ** PLEASE VOTE NOW **

Stockholders of record at the close of business on February 20, 2008 will be entitled to notice of and to vote at the annual meeting of stockholders. **It is important your shares are represented at the meeting regardless of the size of your holdings.** Whether or not you plan to attend the annual meeting of stockholders in person, please vote your shares as promptly as possible by telephone, via the internet, or by signing, dating and returning your proxy card. Voting promptly saves us the expense of a second mailing or telephone campaign, and voting by the internet or telephone helps reduce postage and proxy tabulation costs. See the "Voting" section of this proxy statement for a description of voting methods.

PLEASE DO NOT MAIL YOUR PROXY CARD IF YOU VOTE BY INTERNET OR TELEPHONE.

By order of the board of directors,



Phillip A. Reinsch
Secretary

8401 North Central Expressway, Suite 800
Dallas, Texas 75225-4410
March 21, 2008

CAPSTEAD MORTGAGE CORPORATION

8401 North Central Expressway, Suite 800
Dallas, Texas 75225-4410

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 1, 2008

This proxy statement, together with the proxy, is solicited by and on behalf of the board of directors of Capstead Mortgage Corporation, a Maryland corporation, for use at the annual meeting of stockholders to be held on May 1, 2008 at The Crescent Club, 200 Crescent Court, 17th floor, Dallas, Texas beginning at 9:00 a.m., Central time. The board is requesting you to allow your shares to be represented and voted at the annual meeting by the proxies named on the proxy card. "We," "our," "us," and "Capstead" each refers to Capstead Mortgage Corporation. A notice regarding the internet availability of this proxy statement and 2007 annual report will first be mailed to stockholders, and this proxy statement will be available on the internet, on or about March 21, 2008. See the "Notice of Electronic Availability of Proxy Materials" section of this proxy statement for more information.

At the annual meeting of stockholders, action will be taken to (i) elect seven directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualified; (ii) authorize an amendment to our Articles of Incorporation to increase our authorized shares of common stock from 100 million shares to 250 million shares; (iii) ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and (iv) transact any other business that may properly come before the annual meeting of stockholders or any adjournment of the annual meeting.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. Our actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of our investments and other factors. As discussed in our filings with the Securities and Exchange Commission (the "SEC"), these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable qualifying investments from both an investment return and regulatory perspective, the availability of new investment capital, fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors. In addition to the above considerations, actual results and liquidity related to investments in loans secured by commercial real estate are affected by borrower performance under operating and/or development plans, lessee performance under lease agreements, changes in general as well as local economic conditions and real estate markets, increases in competition and inflationary pressures, changes in the tax and regulatory environment including zoning and environmental laws, uninsured losses or losses in excess of insurance limits and the availability of adequate insurance coverage at reasonable costs, among other factors.

GENERAL INFORMATION ABOUT VOTING

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of our board. We will bear the expense of soliciting proxies for the annual meeting of stockholders, including the mailing cost. In addition to solicitation by mail, our officers or a company of our designation may solicit proxies from stockholders by telephone, e-mail, facsimile or personal interview. Our officers receive no additional compensation for such services. We intend to request persons holding common shares in their name or custody, or in the name of a nominee, to send a notice of internet availability of proxy materials to their principals and request authority for the execution of the proxies, and we will reimburse such persons for their expense in doing so. We will also use the proxy solicitation services of Georgeson Inc. For such services, we will pay a fee that is not expected to exceed $6,000 plus out-of-pocket expenses.

Voting Securities

Our only voting equity securities are our common shares. Each common share entitles the holder to one vote. As of February 20, 2008, there were 49,531,507 common shares outstanding and entitled to vote. Only stockholders of record at the close of business on February 20, 2008 are entitled to vote at the annual meeting of stockholders or any adjournment of the meeting.

Voting

If you hold our common shares in your own name as a holder of record, you may instruct the proxies to vote your shares through any of the following methods:

- using the internet, log on to www.eproxy.com/cmo to gain access to the voting site to authorize the proxies to vote your shares;
- calling our transfer agent Wells Fargo at 1-800-560-1965 and following the prompts; or
- signing, dating and mailing the proxy card in the postage-paid envelope provided.

Our counsel has advised us that these three voting methods are permitted under the corporate law of Maryland, the state in which we are incorporated.

The deadline for internet and telephone voting is 12:00 p.m. (noon), Central time, on April 30, 2008. If you prefer, you may bring your proxy to the annual meeting of stockholders to vote your shares in person.

If a broker, bank or other nominee holds our common shares on your behalf, they will instruct you in casting your vote.

Counting of Votes

A quorum will be present if the holders of a majority of the outstanding shares entitled to vote are present, in person or by proxy, at the annual meeting of stockholders. If you have returned valid proxy instructions or if you hold your shares in your own name as a holder of record and attend the annual meeting of stockholders in person with your proxy, your shares will be counted for the purpose of determining whether there is a quorum. If a quorum is not present, the annual meeting of stockholders may be adjourned by the vote of a majority of the shares represented at the meeting until a quorum has been obtained.

The affirmative vote of a plurality of the common shares cast at the annual meeting of stockholders is required to elect each nominee to our board. The affirmative vote of a majority of all the votes cast is required to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2008, and a majority of all common shares entitled to vote is required to authorize an amendment to our Articles of Incorporation to increase our authorized shares of common stock from 100 million shares to 250 million shares. For any other matter, unless otherwise required by Maryland or other applicable law, the affirmative vote of a majority of all the votes cast at the annual meeting of stockholders is required to approve the matter.

Abstentions, broker non-votes and withheld votes will have no effect on the outcome in electing each nominee to our board and ratifying the appointment of our independent registered public accounting firm and will have the effect of votes against the proposal to authorize an amendment to our Articles of Incorporation.

Broker non-votes occur when a broker, bank or other nominee holding common shares on your behalf votes the shares on some matters but not others. We will treat broker non-votes as (i) common shares present and voting for quorum purposes, (ii) votes not cast in electing nominees to our board and ratifying the appointment of our independent registered public accounting firm, and (iii) votes against authorizing an amendment to our Articles of Incorporation.

If you sign and return your proxy card without giving specific voting instructions, your shares will be voted FOR the nominees to our board, an amendment to our Articles of Incorporation and the appointment of our independent registered public accounting firm.

Right To Revoke Proxy

You must meet the same deadline when revoking your proxy as when voting your proxy. See the "Voting" section of this proxy statement for more information. If you hold our common shares in your own name as a holder of record, you may revoke your proxy instructions through any of the following methods:

- notifying our secretary in writing before your shares have been voted that you are revoking your proxy;
- signing, dating and mailing a new proxy card to Wells Fargo;
- calling Wells Fargo at 1-800-560-1965 and following the prompts;
- using the internet, logging on to www.eproxy.com/cmo/ and following the prompts; or
- attending the annual meeting of stockholders with your proxy and voting your shares in person.

If our common shares are held on your behalf by a broker, bank or other nominee, you must contact them to receive information on revoking your proxy.

Notice of Electronic Availability of Proxy Materials

As permitted by rules recently adopted by the SEC, we are making this proxy statement and our 2007 annual report available to stockholders on the internet. On or about March 21, 2008, we mailed our stockholders a notice containing instructions on accessing this proxy statement and our 2007 annual report and voting online. If you received a notice by mail, you will not receive a printed copy of the proxy materials unless you request them. If you would like to receive a printed copy of our proxy materials, follow the instructions included in the notice.

Multiple Stockholders Sharing the Same Address

The SEC rules allow for householding, which is the delivery of a single copy of an annual report and proxy statement, or notice of electronic availability, to any household at which two or more stockholders reside if it is believed the stockholders are members of the same family. Duplicate mailings will be eliminated by allowing stockholders to consent to such elimination or through implied consent if a stockholder does not request continuation of duplicate mailings. Depending upon the practices of your broker, bank or other nominee, you may be required to contact them directly to discontinue duplicate mailings to your household. If you wish to revoke your consent to householding, you must contact your broker, bank or other nominee. If you hold our common shares in your own name as a holder of record, householding will not apply to you.

Extra copies of any annual report, proxy statement or information statement may be obtained free of charge by sending a request to Capstead Mortgage Corporation, Attention: Stockholder Relations, 8401 North Central Expressway, Suite 800, Dallas, Texas, 75225-4410. You can also obtain copies from our website at www.capstead.com or by calling us toll-free at (800) 358-2323, extension 2354.

Voting Results

Voting results will be announced at the annual meeting of stockholders, and a detail of the voting results will be published in our Form 10-Q for the quarter ending March 31, 2008.

PROPOSAL ONE – ELECTION OF DIRECTORS

One of the purposes of the annual meeting of stockholders is to elect seven directors to hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Set forth below are the names, principal occupations, committee memberships, ages, directorships held with other companies, and other biographical data for the nominees for director, as well as the month and year each nominee was first elected to our board. Also set forth below is the beneficial ownership of our common shares as of February 20, 2008 for each nominee. For discussion of beneficial ownership, see the "Security Ownership of Management and Certain Beneficial Owners" section of this proxy statement. If any nominee becomes unable to stand for election as a director, an event we do not presently expect, the proxy will be voted for a replacement nominee if our board designates one.

The board recommends a vote FOR all nominees.

Nominees for Director

JACK BIEGLER*
President, Ellison Management, LLC

Member: Audit, Compensation and Real Estate Investment Committees

Director since June 2005
Common shares beneficially owned: 23,500
Age 64

Mr. Biegler has served as president of Ellison Management LLC since 1996 where the recent focus has been on investing in and financing commercial real estate. From 1980 until its sale in 1996, Mr. Biegler served as chief financial officer ("CFO") of Ray Ellison Industries, which was involved with the development and construction of single-family homes in San Antonio, Texas. Mr. Biegler is chairman of the community board of Wells Fargo Bank, San Antonio.

ANDREW F. JACOBS
President and Chief Executive Officer

Member: Executive Committee

Director since July 2003
Common shares beneficially owned: 229,000
Age 48

Mr. Jacobs has served as our president and chief executive officer ("CEO") since July 2003. He served as our executive vice president – finance from August 1998 to July 2003 and as secretary from April 2000 to July 2003. Mr. Jacobs has served in various other executive positions with us since 1988. Mr. Jacobs is a certified public accountant.

GARY KEISER*
Private Investments

Chairman: Audit Committee
Member: Compensation Committee

Director since January 2004
Common shares beneficially owned: 37,089
Age 64

Until retiring in November 2000, Mr. Keiser served as a partner at Ernst & Young LLP with whom he had been since 1967.

PAUL M. LOW*
Private Investments

Chairman of the Board
Chairman: Executive Committee
Member: Governance & Nomination Committee

Director since October 1990;
and April 1985 to March 1990
Common shares beneficially owned: 75,778
Age 77

Mr. Low has served as our chairman since July 2003. Mr. Low was CEO of Laureate Inc., a private software company, from March 1997 to his retirement in February 2001. From January 1992 to September 1994, Mr. Low was chairman of the board of New America Financial L.P., a mortgage banking firm he founded. Mr. Low was president of Lomas Mortgage USA, a mortgage banking firm, from July 1987 to December 1990, and he served in various other executive positions with Lomas beginning in 1957. Mr. Low served as our senior executive vice president from April 1985 to January 1988.

CHRISTOPHER W. MAHOWALD*
President, EFO Realty and RSF Partners

Chairman: Real Estate Investment Committee
Member: Governance & Nomination Committee

Director since June 2005
Common shares beneficially owned: 60,287
Age: 46

Mr. Mahowald has been president of EFO Realty and RSF Partners since 1997 and serves as managing partner of several of their real estate private equity funds. From 1990 to 1997, Mr. Mahowald was a partner with the Robert M. Bass Group where he was a founding principal in several real estate-related private equity funds, including the Brazos Fund and the Lone Star Opportunity Fund. Mr. Mahowald serves on the boards of Smith Packett and Stonegate Senior Living, both private firms, as well as the board for Stanford Graduate School of Business.

MICHAEL G. O'NEIL*
Private Investments

Chairman: Governance & Nomination Committee
Member: Audit and Executive Committees

Director since April 2000
Common shares beneficially owned: 47,556
Age 65

Until retiring in May 2001, Mr. O'Neil was a director in the investment banking division of the corporate and institutional client group at Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banking firm with whom he had been since 1972. Mr. O'Neil currently serves on the board of Massively Parallel Technologies, Inc., a private software technology company specializing in high-speed computing, and MobilePro Corp., a publicly-held provider of wireless technologies and applications.

MARK S. WHITING* *Managing Partner,* *Drawbridge Partners, LLC* Chairman: Compensation Committee Member: Real Estate Investment Committee Director since April 2000 Common shares beneficially owned: 28,800 Age 51	Mr. Whiting has been the managing partner of Drawbridge Partners, LLC, a real estate investment firm, since September 1998. Mr. Whiting served as CEO and a director of TriNet Corporate Realty Trust, Inc., a commercial real estate investment trust, from May 1996 through September 1998 and served as president, chief operating officer and a director of TriNet from May 1993 to May 1996. Mr. Whiting currently serves on the board of The Marcus & Millichap Company, a private real estate investment brokerage firm.

* Indicates an independent director in compliance with Section 303A.02 "Independence Tests" of the New York Stock Exchange ("NYSE") Listed Company Manual and our Board of Directors' Guidelines. See the "Board Member Independence" section of this proxy statement for more information.

BOARD OF DIRECTORS AND COMMITTEE INFORMATION

Our business and affairs are managed under the direction of our board. Members of our board are kept informed of our business through discussions with our chairman of the board, CEO and other officers, by reviewing materials provided to them and by participating in meetings of our board and its committees.

During the year ended December 31, 2007, our board held four regular meetings and six special meetings. In accordance with our Board Of Directors' Guidelines, directors are expected to attend all meetings of our board and meetings of committees on which they serve. Each director standing for re-election attended more than 75 percent of all meetings of our board and committees on which he served.

Attendance at Annual Meeting of Stockholders

In keeping with our Board Of Directors' Guidelines, directors are expected to attend in person our annual meeting of stockholders. All of our directors were in attendance at the 2007 annual meeting of stockholders on May 3, 2007.

Board Member Independence

Section 303A.02 "Independence Tests" of the NYSE Listed Company Manual outlines the requirements for a director to be deemed independent by the NYSE, including the mandate that our board affirmatively determine a director has no material relationship with us that would impair independence. To assist in ascertaining the independence of our board members, each board member completed a qualification questionnaire in December 2007. Board members were asked to verify their biographical information, their service on other company boards and committees of other company boards, their attendance at our board and committee meetings and affirm they meet each independence standards set forth in the NYSE Listed Company Manual and our Board of Directors' Guidelines. Board members were also asked to verify their availability and capability to serve on our board in 2008, as well as confirm they meet additional qualifications required for continued service as outlined in our Board of Directors' Guidelines. After receipt of all completed qualification questionnaires, our governance & nomination committee members were given a copy of each questionnaire, along with information regarding each board member's level of ownership in our equity securities. At the conclusion of this process, our board affirmatively determined no director, with the exception of Mr. Jacobs who is our CEO, has a material relationship with us that would impair his independence, and each director meets all of the independence requirements set forth in the NYSE Listed Company Manual and our Board of Directors' Guidelines.

Therefore, our board is comprised of a majority of independent directors, as required in Section 303A.01 "Independent Directors" of the NYSE Listed Company Manual. Our Board of Directors' Guidelines are found on our website at www.capstead.com by clicking "Investor Relations," "Accept" and "Corporate Governance." Any reference to an independent director herein infers compliance with the NYSE independence tests and our Board of Directors' Guidelines.

Charitable Contributions

At no time during the preceding three years have we made a contribution to a charitable organization where one of our independent directors serves as an executive officer.

Board Member Compensation

Compensation of our independent directors for the fiscal year ended December 31, 2007 is outlined in the following table.

Director Compensation*

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[a]	Option Awards ($)[b]	All Other Compensation ($)[c]	Total ($)
Jack Biegler	70,500	17,253	4,333	-	92,086
Gary Keiser	83,500	16,315	4,333	-	104,148
Paul M. Low	137,500	16,315	4,333	-	158,148
Christopher W. Mahowald	70,000	17,253	4,333	-	91,586
Michael G. O'Neil	78,500	16,315	4,333	-	99,148
Mark S. Whiting	75,500	16,315	4,333	-	96,148

* Columns for "Non-Equity Incentive Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" have been omitted because they are not applicable.

(a) Amounts represent the expense recognized for financial reporting purposes for stock awards. See footnote (a) in the Summary Compensation Table for discussion of how these awards are valued and related compensation costs are recognized. As of December 31, 2007, each director held in aggregate 3,500 nonvested stock awards.

(b) Amounts represent the expense recognized for financial reporting purposes for option awards. See footnote (b) in the Summary Compensation Table for discussion of how these awards are valued and related compensation costs are recognized. Each director was granted 5,000 option awards on May 7, 2007, which will vest in full on April 15, 2008 and had a fair value on the date of grant of $4,500. See Footnote 12 to the 2007 audited financial statements for discussion of valuation assumptions. As of December 31, 2007, each director held in aggregate the following number of option awards: 20,000 shares each for Messrs. Biegler, Mahowald and Whiting; 30,000 shares for Mr. Keiser; 21,494 shares for Mr. Low and 28,968 shares for Mr. O'Neil. In addition, dividend equivalent rights held in aggregate as of December 31, 2007 were as follows: 829 shares for Mr. Low and 4,464 shares Mr. O'Neil.

(c) Dividends paid on nonvested stock awards of $1,195 to each director for the 2007 fiscal year were excluded because the stock awards are valued for compensation cost purposes based on the closing market price of our stock on the date of grant, which is assumed to factor dividends into its valuation.

Narrative Disclosure to Director Compensation Table:

Independent directors receive base compensation for their representation on our board at an annualized rate of $40,000 and an annual stock award of 1,000 shares of common stock. The stock award granted on May 7, 2007 will vest in full on April 15, 2008. The chair of each of our compensation, executive, governance & nomination and real estate investment committees receives an additional $10,000 annually, and the chair of our audit committee receives an additional $15,000 annually. Mr. Low receives a monthly director fee of $7,500 for serving as our non-executive chairman of the board in lieu of base compensation and meeting fees. Independent directors other than Mr. Low receive fees of $2,500 per board meeting attended in person, $1,500 per board meeting attended by telephone and $1,000 per committee meeting. Additionally, each director was granted 5,000 option awards on May 7, 2007 at an exercise price of $10.58, which will vest in full on April 15, 2008. All directors receive reimbursement for travel costs and expenses. Employee directors do not receive compensation for serving on our board.

The board believes a portion of the director's total compensation should be paid in the form of equity awards. This element of total compensation is intended to align the director's long-term interests to those of our stockholders through the granting of (i) stock awards, (ii) option awards, and (iii) other incentive-based awards as defined in the Amended and Restated 2004 Flexible Long-Term Incentive Plan. The provisions of equity awards generally include:

Stock awards provide for vesting in equal annual installments over a period of years, as determined by our board. The director will be considered the owner of the shares and entitled to vote and receive all dividends and any other distributions declared on the shares prior to vesting, which dividends or distributions shall not exceed those available to our common stockholders. Nonvested shares cannot be sold, transferred or otherwise disposed of for any purpose whatsoever other than to us. Nonvested shares will revert to us in the event the director leaves us for any reason, including termination of directorship by reason of voluntary or involuntary discharge, disability or retirement, except in the event of a change in control, dissolution or liquidation of our company, or death, in which case all outstanding nonvested shares will automatically vest in full. Stock awards granted to directors in 2005 vest in equal annual installments over four years, and the stock award granted to directors in 2007 vests in full on April 15, 2008.

Option awards may be fully vested upon issuance or provide for vesting in equal annual installments over a period of years, as determined by our board, and expire at the earliest of (i) ten years after date of grant, (ii) six months, or the remaining term of the option if earlier, after the optionee's termination of directorship by reason of death, resignation, retirement or disability or (iii) on the date of the optionee's termination of directorship for cause. No option awards will vest after the optionee's termination of directorship for any reason, including voluntary or involuntary discharge, disability or retirement, except in the event of a change in control, dissolution or liquidation of our company, or death of the grantee, in which case all outstanding nonvested options will automatically vest in full. Outstanding option awards do not receive dividends prior to exercise and are non-voting. Presently, all outstanding director option awards are fully vested with the exception of the option award granted to directors in 2007 that vests in full on April 15, 2008.

Board Committees and Meetings

The current standing committees of our board are listed in the table below. Each of these committees has a written charter approved by our board. A copy of the charters can be found on our website at www.capstead.com by clicking "Investor Relations," "Accept" and "Corporate Governance." The members of the committees and the number of meetings held during 2007 are identified in the table below, and a description of the principal responsibilities of each committee follows.

	Audit	Compensation	Executive	Governance & Nomination	Real Estate Investment
Jack Biegler	X	X			X
Andrew F. Jacobs			X		
Gary Keiser	Chair	X			
Paul M. Low			Chair	X	
Christopher W. Mahowald				X	Chair
Michael G. O'Neil	X		X	Chair	
Mark S. Whiting		Chair			X
2007 Meetings	5	5	3	2	5

The *audit committee* is comprised of three independent directors. The committee is responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm; and it provides assistance to our board in fulfilling their oversight responsibilities to our stockholders, potential stockholders and the investment community relating to:

- The integrity of our financial statements and the financial reporting process, including the systems of internal accounting and financial control and disclosure controls and procedures;
- The independent registered public accounting firm's qualifications and independence;

- Our compliance with legal and regulatory requirements; and
- The performance of our internal audit function (outsourced to a third party service provider) and our independent registered public accounting firm.

Our board has determined that Messrs. Biegler, Keiser and O'Neil are "audit committee financial experts," as defined in the applicable rules and regulations of the Securities Exchange Act of 1934, as amended. All members of our audit committee meet the NYSE listing standards and our Board of Directors' Guidelines for independence of audit committee members, have financial management experience and are financially literate as required by the NYSE Corporate Governance Listing Standards. Our audit committee charter limits the number of audit committees on which committee members may serve to no more than two other public companies, unless our board determines such simultaneous service would not impair the ability of such member to effectively serve. No member of our audit committee currently serves on the audit committee of more than one other public company.

The *compensation committee* is comprised of three independent directors. All of our compensation programs are administered under the direction of this committee. The committee is responsible for overseeing our compensation programs including:

- The review and approval of corporate goals and objectives relevant to the CEO's compensation;
- The evaluation of the CEO's performance in light of those goals and the approval of compensation consistent with such performance;
- The approval of base salaries, annual incentives and other programs and benefits for senior management other than the CEO;
- The approval of compensation programs and benefits for other employees and board members;
- The review and coordination of succession plans for the CEO and other members of senior management; and
- The review and discussion with management of the Compensation Discussion and Analysis ("CD&A") and recommendation to our board for its inclusion in our proxy statement and annual report on Form 10-K.

Because the CEO is in the best position to determine the responsibilities of each executive officer and observe how well each performs his responsibilities, the CEO annually reviews the performance of each executive officer and makes recommendations to the committee regarding all elements of compensation for each officer, including himself. In its role as the administrator, the committee may exercise its discretion in modifying any of the recommendations and is responsible for ultimately approving all compensation arrangements for the executive officers.

Our board has determined that Messrs. Biegler, Keiser and Whiting are independent in accordance with NYSE listing standards and Item 407(a) of the SEC Regulation S-K. No member of the compensation committee had interlocks or other relationships during 2007 between our board or the committee and the board of directors or compensation committee of any other company.

The *executive committee* is comprised of three directors. During the intervals between meetings of our board, this committee has all of the powers and authority of our board in managing our business and affairs, except those powers that by law cannot be delegated by our board.

The *governance & nomination committee* is comprised of three independent directors. The committee is responsible for:

- Recommending nominees to our board for the next annual meeting of stockholders;
- Overseeing the evaluation of our board and management;
- Identifying qualified individuals to serve on our board consistent with criteria approved by our board; and
- Developing, recommending to our board, and maintaining our governance policies and guidelines.

The *real estate investment committee* is comprised of three independent directors. The committee is responsible for overseeing our investments in commercial real estate-related assets.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2007, Messrs. Biegler, Keiser and Whiting served on our compensation committee. No member of the compensation committee was at any time during the 2007 fiscal year, or at any other time, an officer or employee of Capstead, and no member had any relationship with us requiring disclosure as a related person transaction in the "Related Person Transactions" section of this proxy statement. None of our executive officers has served on the board or compensation committee of any other entity that has or had one or more executive officers who served as a member of our board or compensation committee during the 2007 fiscal year.

Meetings of Non-Management Directors

Non-management directors regularly meet without management present immediately following our quarterly board meetings. Accordingly, such directors met four times in 2007. At these meetings, the non-management directors reviewed strategic issues for consideration by our board, including future agendas, the flow of information to directors, management progression and succession, and our corporate governance guidelines. The non-management directors have determined the chair of our governance & nomination committee, currently Mr. O'Neil, will preside at such meetings. The presiding director is responsible for advising the CEO of decisions reached and suggestions made at these sessions. The presiding director may have other duties as determined by our board. Stockholders and interested parties may communicate with the presiding director or non-management directors as a group by utilizing the communication process identified in the "Interested Party and Stockholder Communication with our Board" section of this proxy statement. If non-management directors include a director who is not an independent director, at least one of the scheduled executive sessions will include only independent directors. Presently, all of our non-management directors are independent.

OUR CORPORATE GOVERNANCE PRINCIPLES

Our policies and practices reflect corporate governance initiatives that are compliant with the NYSE listing standards and the corporate governance requirements of the Sarbanes-Oxley Act of 2002. We maintain a corporate governance section on our website which includes key information about our corporate governance initiatives including our Board of Directors' Guidelines, charters for the committees of our board, our Code of Business Conduct and Ethics (applicable to all of our employees, officers and directors) and our Financial Code of Professional Conduct. The corporate governance section can be found on our website at www.capstead.com by clicking "Investor Relations," "Accept" and "Corporate Governance."

Each director should, to the best of his or her ability, perform in good faith the duties of a director and a committee member in our best interests and those of our stockholders with the care an ordinarily prudent person in a like position would use under similar circumstances. This duty of care includes the obligation to make, or cause to be made, an inquiry when the circumstances would alert a reasonable director to the need thereof. Directors are expected to attend, in person or by telephone, all meetings of our board and meetings of the committees on which they serve, as well as attend in person our annual meeting of stockholders.

Considerations for Nomination

Our governance & nomination committee considers and makes recommendations to our board concerning candidates for election and the appropriate size of our board. In considering incumbent directors, the committee reviews the directors' overall service during their terms, including the number of meetings attended, level of participation and quality of performance. Other considerations include the directors' level of ownership in our equity securities and, when applicable, the nature of and time involved in the directors' service on other boards. The committee reviews the completed qualification questionnaires submitted by incumbent directors in December (as previously described in the "Board

Member Independence" section of this proxy statement) prior to making its recommendation to the board regarding the slate of directors for election at the following year's annual meeting of stockholders.

In considering candidates to fill new positions created by expansion and/or vacancies that occur because of resignation, retirement or any other reason, the committee uses its and management's network of contacts to compile a list of potential candidates. The committee may also engage, if it deems appropriate, a professional search firm. Candidates are selected on the basis of talent and experience relevant to our business, without regard to race, religion, gender or national origin. Candidates should possess fundamental qualities of intelligence, honesty, perceptiveness, good judgment, maturity, high ethics and standards, integrity, fairness and responsibility. Candidates should also have a genuine interest in our company, recognize that he or she is accountable to our stockholders (not to interest groups) and have a background that demonstrates an understanding of business and financial affairs and the complexities of a large business organization.

No person shall be eligible to serve as a director who has been convicted of any felony criminal offense or any criminal offense involving moral turpitude, dishonesty or a breach of trust. The committee will consider candidates recommended by stockholders provided stockholders follow the procedures set forth in the "Stockholder Procedures for Director Candidate Recommendations" section of this proxy statement. The committee evaluates a candidate using the criteria set forth above regardless of who nominated the candidate.

Service on Other Boards

Our Board Of Directors' Guidelines prohibit directors from serving on more than four boards of other public companies and recommends its audit committee members serve on the audit committee of no more than two other public companies. In addition, the CEO's service is limited to two other public company boards. Presently, none of our board members serve on more than one other public company's board, and our CEO does not serve on any other public company's board.

Mandatory Resignation

Our Board of Directors' Guidelines requires a director to promptly submit a letter of resignation to our governance & nomination committee, which will in turn consider the resignation and make its recommendation to our board on whether to accept or reject the resignation, when such director (i) changes substantially his or her principal occupation or business association for any reason other than retirement or retirement planning, (ii) declares or is otherwise involved in a personal bankruptcy or bankruptcy of a business in which he or she is a principal or (iii) is named as a party in a material legal proceeding, becomes the target of a material state or federal investigation, or receives a request of a material nature for the production of records or testimony from any state or federal agency.

Our board, excluding the resigning director, will make a decision within a reasonable amount of time following receipt of the recommendation by the governance & nomination committee. If a decision is made to accept the resignation, the director's resignation shall be effective immediately. A director who has been convicted of any felony criminal offense or any criminal offense involving moral turpitude, dishonesty or a breach of trust shall resign effective immediately. An employee director must resign from our board, unless a majority of our board determines otherwise, once he or she ceases to be employed by us whether due to retirement or otherwise.

OTHER GOVERNANCE INFORMATION

Stockholder Procedures for Director Candidate Recommendations

Our governance & nomination committee will consider written director candidate recommendations made by stockholders to our secretary at 8401 North Central Expressway, Suite 800, Dallas, Texas 75225-4410. Electronic or facsimile submissions will not be accepted. For the committee to consider a candidate, submissions must include sufficient information concerning the recommended individual including biographical data such as age; employment history; a description of all businesses that employ the candidate, including the name and phone number of the businesses; and a list of board memberships the candidate holds, if any. In addition, the candidate should affirm he or she can read and understand basic financial statements and consent to stand for election if nominated by our board and serve if elected by our stockholders.

Once a reasonably complete recommendation is received by the governance & nomination committee, a questionnaire is delivered to the recommended candidate which requests additional information regarding the recommended candidate's independence, qualifications and other information to assist the committee in evaluating the recommended candidate, as well as certain information that must be disclosed about the candidate in our proxy statement, if nominated. Further, the questionnaire provides that the individual must grant consent to us to conduct a confidential background search of the individual to the extent allowable under federal, state and local legislation. The recommended candidate must return the questionnaire within the time frame as outlined in the following sentence to be considered for nomination by the committee. Recommendations for which we have received completed questionnaires by November 21, 2008 will be considered for candidacy for the 2009 annual meeting of stockholders. Completed questionnaires received after November 21, 2008 will be considered for candidacy for the 2010 annual meeting of stockholders, if not earlier withdrawn.

Interested Party and Stockholder Communication with our Board

Interested parties and stockholders who wish to contact any of our directors either individually or as a group may do so by calling toll-free (800) 358-2323, by writing to them c/o Capstead Mortgage Corporation, 8401 North Central Expressway, Suite 800, Dallas, Texas 75225-4410 or via e-mail at directors@capstead.com. Interested party and stockholder calls, letters and e-mail are screened by company personnel based on criteria established and maintained by our governance & nomination committee, which includes filtering out improper or irrelevant communications such as solicitations, advertisements, spam, surveys, junk mail, mass mailings, resumes and other forms of job inquiries.

Director Orientation and Continuing Education

Our board and senior management conduct a comprehensive orientation, through a review of background material and meetings with senior management, to familiarize new directors with our vision, strategic direction, core values, ethics, financial matters, corporate governance practices and other key policies and practices. Our board recognizes the importance of continuing education for directors and is committed to providing such education in order to improve the performance of both our board and its committees. Senior management assists in identifying and advising our directors about opportunities for continuing education, including conferences provided by independent third parties. Mr. O'Neil attended the KPMG Audit Committee Institute's Audit Committee Roundtable in June and December 2007 and has attended the KPMG Audit Committee Roundtable each year since 2004. Messrs. Biegler and Jacobs attended the Stanford University Directors' College in June 2007.

Annual Board Evaluation and Individual Director Self-Evaluations

Section 303A.09 "Corporate Governance Guidelines" of the NYSE Listed Company Manual requires listed company boards to conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. Therefore, approximately 30 days prior to our annual board meeting (generally held immediately following the annual meeting of stockholders) we provide each director a board self-evaluation questionnaire and a self-evaluation questionnaire corresponding to each committee on which he or she serves. All questionnaires are returned to us prior to our annual board meeting. Completed committee questionnaires are given to the committee chair to review and discuss during the next scheduled committee meeting, and the director who presides at the non-management director meetings receives the board self-evaluation questionnaires to review and discuss with directors at our annual board meeting.

EXECUTIVE OFFICERS

The following table shows the names and ages of our current executive officers and the positions held by each individual. A description of the business experience of each for at least the past five years follows the table.

	Age	Title
Andrew F. Jacobs	48	President and Chief Executive Officer
Phillip A. Reinsch	47	Executive Vice President, Chief Financial Officer and Secretary
Robert R. Spears, Jr.	46	Executive Vice President – Director of Residential Mortgage Investments
Anthony R. Page......................	44	Senior Vice President – Director of Commercial Mortgage Investments
Michael W. Brown	41	Senior Vice President – Asset and Liability Management and Treasurer

For a description of Mr. Jacobs' business experience, see the "Election of Directors" section of this proxy statement.

Mr. Reinsch has served as our executive vice president, CFO and secretary since July 2006. He served as our senior vice president, CFO and secretary from July 2003 to July 2006. Mr. Reinsch has served in various other executive positions with us since March 1993. Mr. Reinsch was employed by Ernst & Young LLP from July 1984 to March 1993, last serving as an audit senior manager. Mr. Reinsch is a certified public accountant.

Mr. Spears has served as our executive vice president – director of residential mortgage investments since July 2006. Prior thereto, Mr. Spears had served as our senior vice president – asset and liability management since February 1999. From April 1994 to February 1999, he served as our vice president – asset and liability management. Mr. Spears was employed by NationsBanc Mortgage Corporation from April 1990 to April 1994, last serving as vice president – secondary marketing manager.

Mr. Page has served as our senior vice president – director of commercial mortgage investments since June 2006. Since 1985, Mr. Page has worked in various executive capacities with real estate-related investment firms including Victor Capital Group, L.P. (currently known as Capital Trust, Inc.), Winthrop Financial Associates, L.P., Apollo Real Estate Advisors, L.P. and most recently as a managing director for Perimeter Investments from 2001 to 2006.

Mr. Brown has served as our senior vice president – asset and liability management and treasurer since July 2006. Prior thereto, Mr. Brown had served as our vice president – asset and liability management and treasurer since June 1999. Mr. Brown has been associated with us since July 1994.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The compensation committee of our board has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy and objectives and ensuring that the total compensation paid to the executive officers is fair, reasonable and competitive.

Compensation Philosophy and Objectives

Our compensation philosophy is to provide a competitive, performance-based compensation program to attract, motivate and retain the key individuals integral to our long-term financial success and creation of stockholder value. The committee understands the complexities of managing a large portfolio of residential mortgage securities and other real estate-related assets and has sought to design a compensation program that takes into account annual operating performance, portfolio positioning and the overall creation and retention of stockholder value. The committee recognizes that compensation decisions are complex and should only be made after careful consideration of our performance toward our stated business objectives, an executive's individual performance and contribution toward those business objectives, the amounts and form of prior compensation to an executive, and, to a lesser extent, the performance and compensation practices of our peers.

Further, it is the intent of the committee for this philosophy to be applied throughout the organization and that the types of compensation and benefits described herein provided to the executive officers be the same types as provided to all other employees.

Role of Chief Executive Officer in Compensation Decisions

Mr. Jacobs, our CEO, annually reviews the performance of each executive officer, researches and analyzes compensation paid by our peers relative to the compensation levels and types that we provide and makes recommendations to the committee regarding all elements of compensation for each officer, including himself. Mr. Jacobs typically calls and attends each of the compensation committee meetings; however, the compensation committee will generally request Mr. Jacobs to leave the meeting so that the committee can discuss Mr. Jacobs' proposal before making any final compensation decisions. The committee, in its role as the administrator, may exercise its discretion in modifying any of the recommendations and is responsible for ultimately approving all compensation arrangements for the executive officers.

During the fourth quarter of 2006, the committee directed Mr. Jacobs to report on the company's overall compensation programs and practices. Mr. Jacobs reviewed our compensation programs and practices over the previous five years, reviewed a 2000 compensation study prepared by FPL Associates, and analyzed compensation information publicly available on certain other companies operating in businesses comparable to ours. Based on this 2006 compensation study, Mr. Jacobs prepared a detailed compensation proposal and presented that proposal to the compensation committee in December 2006.

Additionally, Mr. Jacobs prepared compensation tally sheets setting forth three years of historical compensation paid to each of our named executive officers so that in making its 2007 compensation decisions the committee could review and analyze all of the elements of actual and potential future compensation for each of our named executive officers.

Analysis of Compensation Decisions

Consistent with prior years, the primary components of our executives' compensation in 2007 consisted of: (i) base salaries, (ii) annual incentives, (iii) long-term incentives, and (iv) other benefits or agreements. Each element is described in more detail below.

Base Salaries. The salaries of each executive officer (including the CEO) are recommended by the CEO and approved by the committee annually. The committee believes the CEO is in the best position to determine the responsibilities of each executive officer and observe how well each executive performs his responsibilities. Salaries are recommended and ultimately approved based on the considerations discussed in the "Compensation Philosophy and Objectives" section of this discussion and analysis.

Based on performance reviews conducted in December 2006 and the results of the compensation study performed in late 2006 as described below in the "Competitive Considerations" section of this discussion and analysis, Mr. Jacobs recommended to the committee an aggregate salary increase for the executive officers for 2007. The committee agreed with Mr. Jacobs that the company had performed well in a difficult environment in 2006, but also noted that the stockholders had suffered both stock price depreciation and reduced dividends. As a result, the committee determined that it was most appropriate to defer any decisions with respect to base salary until later in 2007, at a time when stockholders had seen a positive change.

When the committee again reviewed the issue of salaries in June 2007, Mr. Jacobs presented detailed compensation information for each of our peers, taking into account their capital under management and their respective performance, further adjusted for the cost of living in their particular region compared to ours. The peer companies included in this study were Annaly Capital Management Inc., Anworth Mortgage Asset Corporation, MFA Mortgage Investments, Inc., Opteum Inc., and Luminent Mortgage Capital, Inc., all of which are considered to be primarily passive mortgage real estate investment trusts ("REITs") that invest primarily in agency–guaranteed residential mortgage securities similar to us. After a review of the information presented by Mr. Jacobs, the compensation committee determined that because of Annaly's size and unique compensation structure, it should not be included in a peer analysis. After reviewing the revised peer information presented by Mr. Jacobs, also noting that our company's operating results and dividends were improving, the committee determined that increases in base salaries for our executive officers were appropriate to adequately compensate top management talent for their performance and to remain competitive with our peers. Although the committee believed that significant increases were appropriate, they did not agree with the full amount of increases recommended by Mr. Jacobs at the time. As a result, the committee approved base salary increases for each of our named executive officers, averaging 18%, to be effective July 1, 2007. After considering the adjustment, the annual base salary for each of our named executive officers was as follows:

Name	Annual Salary
Andrew F. Jacobs	$490,000
Phillip A. Reinsch	275,000
Robert R. Spears, Jr.	320,000
Anthony R. Page	240,000
Michael W. Brown	180,000

After considering individual performance, the committee considers the above peer analysis most relevant for targeting an individual's base salary. The committee does not apply any formula, ratio or any other methodology to determine the salary of any employee.

Annual Incentives. As a result of the compensation study completed in late 2006 as described in the "Compensation Considerations" section of this discussion and analysis, the committee adopted a new formula for incentive compensation for 2007. The committee revised the previous formula in an effort to make the incentive pool more representative of our operating performance and more comparable to the incentive compensation plans of our peers. The new formula provides for the creation of an incentive pool equal to a 10 percent participation in our earnings in excess of benchmark earnings. For purposes of the calculation, earnings are defined as net income, before incentive fees, depreciation on real estate and gains (losses) from portfolio repositioning, if any. Benchmark earnings are defined as the average daily closing 10-year U.S. Treasury rate as reported by Bloomberg News Service plus 200 basis points, multiplied by average common stockholders' equity. Average common stockholders' equity is defined as the simple average of quarter-end balances of total stockholders' equity excluding the recorded balances of preferred equity, accumulated other comprehensive income, accumulated depreciation on real estate (if any) and incentive fee accruals.

While the committee determined the specific 2007 performance target for the incentive pool and communicated such target to the executive officers, it retained complete discretion with respect to the distribution of the incentive pool, including its allocation between the executives and other employees. Additionally, the committee has the discretion to provide any other incentive compensation it deems appropriate in order to recognize and reward performance. The application of the basic formula for the creation of an incentive pool resulted in no incentive compensation to the executive officers in 2007, and the committee did not exercise any discretion in this area.

By making the adjustments to the incentive pool formula in 2007 but leaving the distribution and allocation between executives and other employees completely discretionary, the committee retained the power to act in the best interests of our stockholders in compensating the executive officers while still providing a mechanism to more closely align incentive compensation with that of our peers in an effort to retain our top executive officers and ultimately enhance long-term stockholder value. The committee believes the achievement of performance targets necessary to increase the incentive pool will be indicative of increased stockholder value, the primary objective of this element of compensation.

Long-Term Incentives. The committee believes all of our employees should have an ongoing stake in the long-term success of our business and that executive officers should have a meaningful portion of their total compensation paid in the form of equity awards. This element of the compensation program is intended to align the executive's long-term interests with those of our stockholders, while providing incentives to an executive to remain with the company, through the granting of (i) stock awards, (ii) option awards, and (iii) other incentive-based equity awards as defined in the Amended and Restated 2004 Flexible Long-Term Incentive Plan, each of which recognize the creation of value for the stockholders and promote our long-term growth and success.

Each of our executive officers is eligible to receive equity awards under our Amended and Restated 2004 Flexible Long-Term Incentive Plan. This plan was approved by our stockholders in April 2004 and is administered by the committee. The plan was designed to promote the interests of our stockholders by enabling us to attract, motivate, reward and retain executive officers, employees and directors and to encourage the holding of proprietary interests in the company by persons who occupy key positions in the company.

The CEO periodically recommends equity awards for the executive officers and other employees to the committee using the same considerations discussed in the "Compensation Philosophy and Objectives" section of this discussion and analysis. Historically, we have granted both stock and option awards, which typically vest over a period of years. Because we are a REIT and required to distribute substantially all of our earnings as dividends, our stock price is generally more reflective of anticipated dividends and less on ongoing increases in book value accomplished through retaining earnings. As a result, our option awards will typically have a lower option value than an option award for a company able to retain most or all of its earnings. For this reason, long-term incentives awarded in recent years have emphasized stock awards that provide for the payment of dividends prior to vesting, which we believe more closely aligns our executives' interests with those of our stockholders, while providing a powerful incentive to key executive officers to remain with the company for a period of years.

During 2005, Mr. Jacobs recommended to the committee a four-year grant program for issuing equity awards to the executive officers, other employees and board members. Such recommendation coincided with the final vesting of a series of stock and option awards issued in 2000 that vested over a period of three to five years. Under the proposed program, we would make both stock and option awards in 2005 and would anticipate making additional option awards over the next three years, but in amounts below the initial option awards made in 2005. While agreeing with this program in concept, the committee reserved the ability to re-evaluate conditions annually before making any future awards. Consistent with this program, the committee approved option awards in 2006 and 2007 in amounts equal to one-half of those granted in 2005 for all executives employed with us at that time, and a comparable amount for Mr. Page, who joined the company in 2006. Option awards to our executive officers in 2007, which vest over four years, were granted in the following amounts:

	Option Award	Grant Date Fair Value of Option Award
Andrew F. Jacobs	50,000	$45,000
Phillip A. Reinsch	25,000	22,500
Robert R. Spears, Jr.	25,000	22,500
Anthony R. Page	25,000	22,500
Michael W. Brown	15,000	13,500

The option awards are exercisable at the closing market price of our common stock on the date of grant, which is typically several business days later than the approval date of the option award because the approval date generally coincides with our quarterly release of earnings. It is our policy that internally-established trading blackout dates be observed before setting option exercise prices to allow for the dissemination of non-public information, which could increase or decrease the actual exercise price of the option.

As was done in 2006, the committee decided to make stock awards to executive officers and other employees in December 2007 after a review of all elements of compensation and taking into consideration that there was no incentive pool. The committee believed that even without an incentive pool the executive officers deserved recognition of their successful efforts in executing our business plan through the industry-wide liquidity crisis during the third quarter of 2007, as well as two successful equity offerings during the fourth quarter of 2007.

Accordingly the compensation committee approved granting the following stock awards to our executive officers on December 27, 2007:

	Stock Award	Grant Date Fair Value of Stock Award
Andrew F. Jacobs	35,000	$456,750
Phillip A. Reinsch	23,000	300,150
Robert R. Spears, Jr.	35,000	456,750
Anthony R. Page	6,000	78,300
Michael W. Brown	17,000	221,850

The stock awards were valued at $13.05, the closing market price of the common stock on the date of grant, and will vest straight-line over six years beginning in January 2009.

The committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting us, our financial statements, any affiliate, or changes in applicable laws, regulations or accounting principles, whenever the committee determines that such adjustments are appropriate in order to prevent reduction or enlargement of the benefits or potential benefits intended to be made available under the plan.

Other Benefits or Agreements. The executive officers are provided other benefits or agreements, including basic life and accidental death and dismemberment insurance and a tax-qualified contribution retirement plan, or 401(k) plan, each on the same terms offered to other employees. Additionally, we offer the following benefits to our executive officers:

- A non-qualified deferred compensation plan for our executive officers and any other employees whose eligible compensation exceeds $225,000 (the maximum amount of compensation able to be considered to determine contributions for our tax-qualified plan for 2007 pursuant to Internal Revenue Code Section 401(a)(17)).. The purpose of the plan is to allow employees, regardless of their respective levels of compensation, to retire with the same retirement income as a percentage of final pay as is available to all employees having the same tenure with us. Accordingly, the deferred compensation plan extends the general matching provisions of the

401(k) plan on compensation amounts that exceed the maximum amount. The aggregate cost to the company of this benefit to the executive officers was $19,665 in 2007.

- Defined severance payments determined pursuant to severance agreements, as amended, with our executive officers as well as all employees who were employed with us in December 1999. The severance agreements were entered into in connection with a shift in our operational control and the planned replacement of the majority of our directors in April 2000 and were designed to recognize meritorious and faithful service and to ease the transition that would follow a termination of employment, which the board at the time believed was necessary for retention purposes. Pursuant to these agreements, in the event a covered employee is terminated for any reason, including death or disability, other than those reasons described in the "Potential Payments Upon Termination or Change-in-Control" table of this proxy statement, that employee will receive a severance payment. Payments under these agreements will be equal to three-times base salary for Mr. Jacobs, two-times base salary for Messrs. Reinsch and Spears and one and one-half times base salary for Mr. Brown. Because Mr. Page was not employed with us in December 1999, he does not have a severance agreement.

Tax Considerations. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally precludes a publicly-held corporation from a federal income tax deduction for a taxable year for compensation in excess of $1 million paid individually to the CEO or any of the four other most highly compensated executive officers. Exceptions are made for, among other things, qualified performance-based compensation. Qualified performance-based compensation means compensation paid solely on account of attainment of objective performance goals, provided that (i) performance goals are established by a compensation committee consisting solely of two or more outside directors, (ii) the material terms of the performance-based compensation are disclosed to and approved by a separate stockholder vote prior to payment, and (iii) prior to payment, the compensation committee certifies that the performance goals were attained and other material terms were satisfied. Our compensation committee's policy on deductibility is generally to develop compensation plans that provide for the payment of compensation that is tax deductible to us, while recognizing our legitimate interests and those of our stockholders may at times be better served by compensation arrangements that are not tax deductible. In 2007, all of the compensation paid to our executives was deductible.

Competitive Considerations

During the second quarter of 2006, one of our former executive officers left the company. Mr. Jacobs and the committee believed it would be appropriate to assess the impact that compensation may have had on the former executive's decision to leave and assess the adequacy of our current compensation practices. To address these concerns, the committee asked Mr. Jacobs to (i) review a compensation analysis commissioned by us in 2000; (ii) determine what had changed since the last analysis; (iii) identify the current companies most appropriate for peer comparisons; and (iv) analyze the compensation practices at such peers.

In this 2006 compensation study, Mr. Jacobs reviewed our compensation programs and practices over the previous five years, the 2000 compensation study performed by FPL Associates, and compensation information publicly available on certain other companies operating in businesses comparable to ours. The conclusion reached by Mr. Jacobs from his study was that without changes to our executive compensation programs and practices, we would risk losing additional management talent. After completion of this compensation study in late 2006, Mr. Jacobs discussed with the committee a series of changes to aspects of the current compensation program, which the committee then recommended to the board for consideration. The board recognized that certain changes were appropriate to adequately compensate executive officers and remain competitive, but at the same time noted that the then-current environment in which our stockholders experienced both lower stock prices and reduced dividends made addressing all of the recommendations difficult at that time. As a result, the compensation committee granted restricted stock and revised the incentive pool calculation for 2007 and deferred a decision with respect to adjustments to salaries until later in 2007, each as discussed above.

Other Matters

At the recommendation of Mr. Jacobs, in December 2007 the committee discussed hiring a compensation consultant to review our current compensation practices. The committee decided that because it had been several years since a compensation consultant had made a study on the company's compensation practices, hiring a compensation consultant was appropriate. The committee stressed that the compensation consultant should concentrate on the structure and format of compensation, not just the amount of compensation.

Compensation Committee Report

The compensation committee has reviewed and discussed the above disclosure with Capstead's management, and based on this review and discussion recommended to Capstead's board that the above compensation discussion and analysis be included in this proxy statement.

COMPENSATION COMMITTEE
Mark S. Whiting, Chairman
Jack Biegler
Gary Keiser

Summary Compensation Table*

Compensation for our executive officers is administered under the direction of our compensation committee and is implemented by our CEO. The Summary Compensation Table below shows certain compensation information for our CEO, CFO and three other most highly compensated executive officers for services rendered in all capacities during the years ended December 31, 2007, 2006 and 2005.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[(a)]	Option Awards ($)[(b)]	All Other Compensation ($)[(c)(d)]	Total ($)
Andrew F. Jacobs	2007	455,000	-	170,338	41,547	35,325	702,210
President and Chief	2006	420,000	-	78,200	36,129	48,194	582,523
Executive Officer	2005	420,000	340,000	61,373	-	38,274	859,647
Phillip A. Reinsch	2007	250,000	-	100,525	20,774	20,868	392,167
Executive Vice President	2006	225,000	-	39,100	18,064	26,608	308,772
and Chief Financial Officer	2005	225,000	180,000	31,272	-	23,161	459,433
Robert R. Spears, Jr.	2007	280,000	-	131,238	20,774	22,256	454,268
Executive Vice President-Director of	2006	240,000	-	39,100	18,064	32,591	329,755
Residential Mortgage Investments	2005	240,000	270,000	31,853	-	27,111	568,964
Anthony R. Page	2007	232,500	-	64,813	22,396	18,654	338,363
Senior Vice President-Director of	2006	125,336	-	48,308	7,595	8,192	189,431
Commercial Mortgage Investments							
Michael W. Brown	2007	172,500	-	54,173	12,465	15,037	254,175
Senior Vice President-Asset	2006	150,000	-	23,460	10,840	16,969	201,269
and Liability Management	2005	135,000	110,000	18,866	-	13,905	277,771

* Columns for "Non-Equity Incentive Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" have been omitted because they were not applicable.

(a) Amounts represent the expense recognized for financial reporting purposes for stock awards. Stock awards are valued at the closing market price of our common shares on the date of grant. Related compensation cost is recognized as expense on a straightline basis over the related requisite service period.

(b) Amounts represent the expense recognized for financial reporting purposes for option awards. Option awards are valued on the date of grant using a fair value methodology proscribed under the revised Statement of Financial Standards No. 123 "Accounting for Stock-Based Compensation ("SFAS123R") adopted by us on January 1, 2006. Related compensation cost is recognized as expense on a straightline basis over the related requisite service period for each portion of an award that vests separately. No expense was recognized in years prior to adoption of SFAS123R for option awards. See Footnote 12 to the 2007 audited financial statements for discussion of valuation assumptions.

(c) For the year ended December 31, 2007, amounts include (i) matching contributions made by us pursuant to the qualified defined contribution retirement plan adopted in October 1993, as amended, of 50% of a participant's voluntary contribution of up to a maximum of 6% of a participant's compensation up to $225,000 (2007 limitation), plus discretionary contributions of 3% of a participant's compensation up to $225,000, regardless of participation in the plan, (ii) matching contributions made by us pursuant to the nonqualified deferred compensation plan adopted in July 1994, as amended, of 50% of a participant's voluntary contribution of up to a maximum of 6% of a participant's compensation in excess of $225,000, plus discretionary contributions of 3% of a participant's compensation in excess of $225,000, regardless of participation in the plan, (iii) an employee appreciation holiday gift and (iv) premiums paid by us on basic life, accidental death and dismemberment and long-term disability insurance as follows:

	Jacobs	Reinsch	Spears	Page	Brown
Qualified Defined Contribution Retirement Plan	$13,500	$13,500	$13,500	$13,500	$10,530
Nonqualified Deferred Compensation Plan	13,980	1,680	3,465	540	–
Employee Appreciation Holiday Gift	3,000	3,000	3,000	3,000	3,000
Insurance Premiums	4,845	2,688	2,291	1,614	1,507
	$35,325	$20,868	$22,256	$18,654	$15,037

(d) Amounts exclude dividends paid on nonvested stock awards which are valued for compensation cost purposes based on the closing market price of our stock on the date of grant, which is assumed to factor dividends into its valuation. Dividends paid for the 2007 fiscal year on nonvested stock awards were as follows: $30,700 to Mr. Jacobs, $19,220 to Mr. Reinsch, $27,200 to Mr. Spears, $10,240 to Mr. Page and $11,280 to Mr. Brown.

Grants of Plan-Based Awards*

Name	Grant Date	Approval Date, if Different from Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Andrew F. Jacobs	05-07-07	05-03-07[(a)]	-	50,000	10.58	45,000[(b)]
	12-27-07	-	35,000	-	13.05	456,750[(c)]
Phillip A. Reinsch	05-07-07	05-03-07[(a)]	-	25,000	10.58	22,500[(b)]
	12-27-07	-	23,000	-	13.05	300,150[(c)]
Robert R. Spears, Jr. ..	05-07-07	05-03-07[(a)]	-	25,000	10.58	22,500[(b)]
	12-27-07	-	35,000	-	13.05	456,750[(c)]
Anthony R. Page	05-07-07	05-03-07[(a)]	-	25,000	10.58	22,500[(b)]
	12-27-07	-	6,000	-	13.05	78,300[(c)]
Michael W. Brown	05-07-07	05-03-07[(a)]	-	15,000	10.58	13,500[(b)]
	12-27-07	-	17,000	-	13.05	221,850[(c)]

* Columns for "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" and "Estimated Future Payouts Under Equity Incentive Plan Awards" have been omitted because they were not applicable.

(a) The grant date of the option award is several business days later than the approval date because the approval date coincided with our quarterly release of earnings. It is our policy that internally-established trading blackout dates be observed before setting option exercise prices to allow for the dissemination of non-public information, which could increase or decrease the actual exercise price of the option.

(b) Amounts represent the fair value of the option award to be recognized as expense for financial reporting purposes. Option awards are valued on the date of grant using the fair value methodology proscribed under SFAS123R. Related compensation cost is recognized as expense on a straightline basis over the related requisite service period for each portion of an award that vests separately. See Footnote 12 to the 2007 audited financial statements for discussion of valuation assumptions.

(c) Amounts represent the fair value of the stock award to be recognized as expense for financial reporting purposes. Stock awards are valued at the closing market price of the common stock on the date of grant. Related compensation cost is recognized as expense on a straightline basis over the related requisite service period.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table:

The amount of salary and bonus compensation represents a significant portion of each executive officer's total compensation. The compensation committee seeks to provide a competitive base salary to each executive and the opportunity to participate in a formula-based incentive pool based on our performance, but may include additional amounts at the discretion of the committee. No incentive pool was accrued in 2007 based on the incentive formula and no bonus compensation was awarded.

The committee believes that the executive officers should have an ongoing stake in the long-term success of our business and should have a meaningful portion of their total compensation paid in the form of equity awards. This element of total compensation is intended to align the executive officers' long-term interests with those of our stockholders through the granting of (i) stock awards, (ii) option awards and (iii) other incentive-based awards as defined in the Amended and Restated 2004 Flexible Long-Term Incentive Plan. We issued both stock and option awards during 2007, 2006 and 2005. The provisions of equity award grants generally include the following:

> Stock awards generally provide for vesting in equal annual installments over a period of years as determined by the committee. The executive officer will be considered the owner of the shares and entitled to vote and receive all dividends and any other distributions declared on the shares prior to vesting, which dividends or distributions shall not exceed those available to our common stockholders. Nonvested shares cannot be sold, transferred or otherwise disposed of for any purpose whatsoever other than to us. Nonvested shares will revert to us in the event the executive officer leaves our company for any reason, including termination by reason of voluntary or involuntary discharge, disability or retirement or the executive officer reduces his scheduled work hours per

week (subject to management's discretion), except in the event of a change in control, dissolution or liquidation of the company, or death of the executive officer, in which case all outstanding nonvested shares will automatically vest in full.

Option awards provide for vesting in equal annual installments over a period of years, as determined by the committee, and expire at the earliest of (i) ten years after date of grant, (ii) six months, or the remaining term of the option if earlier, after the optionee's termination of employment by reason of death, resignation, retirement or disability or (iii) on the date of the optionee's termination of employment for cause. No option awards will vest after the executive officer leaves for any reason, including termination by reason of voluntary or involuntary discharge, disability or retirement, or the executive officer reduces his scheduled work hours per week (subject to management's discretion), except in the event of a change in control, dissolution or liquidation of the company, or death of the executive officer, in which case all outstanding nonvested option awards will automatically vest in full. Outstanding option awards do not receive dividends prior to exercise and are non-voting.

Outstanding Equity Awards at Fiscal Year-End*

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Andrew F. Jacobs.......	-	50,000[(a)]	10.58	05-07-17	35,000[(e)]	461,650
	12,500	37,500[(b)]	7.58	04-24-16	45,000[(f)]	593,550
	50,000	50,000[(c)]	7.82	05-13-15	20,000[(g)]	263,800
	89,707	-	30.098	01-02-08	-	-
Phillip A. Reinsch.......	-	25,000[(a)]	10.58	05-07-17	23,000[(e)]	303,370
	6,250	18,750[(b)]	7.58	04-24-16	30,000[(f)]	395,700
	25,000	25,000[(c)]	7.82	05-13-15	10,000[(g)]	131,900
	14,617	-	30.098	01-02-08	-	-
Robert R. Spears, Jr.	-	25,000[(a)]	10.58	05-07-17	35,000[(e)]	461,650
	6,250	18,750[(b)]	7.58	04-24-16	45,000[(f)]	593,550
	25,000	25,000[(c)]	7.82	05-13-15	10,000[(g)]	131,900
	15,947	-	30.098	01-02-08	-	-
Anthony R. Page........	-	25,000[(a)]	10.58	05-07-17	6,000[(e)]	79,140
	12,500	37,500[(d)]	6.82	07-24-16	15,000[(f)]	197,850
		-	-	-	10,000[(h)]	131,900
Michael W. Brown......	-	15,000[(a)]	10.58	05-07-17	17,000[(e)]	224,230
	3,750	11,250[(b)]	7.58	04-24-16	15,000[(f)]	197,850
	15,000	15,000[(c)]	7.82	05-13-15	6,000[(g)]	79,140

* Columns for Equity Incentive Plan Awards have been omitted because they were not applicable.

(a) Original vesting term of four years, with options vesting proportionally on each May 7 of 2008, 2009, 2010 and 2011.

(b) Original vesting term of four years with unexercisable options vesting proportionally on each April 24 of 2008, 2009 and 2010.

(c) Original vesting term of four years with unexercisable options vesting proportionally on each May 13 of 2008 and 2009.

(d) Original vesting term of four years with unexercisable options vesting proportionally on each July 24 of 2008, 2009, and 2010.

(e) Original vesting term of six years with shares vesting proportionally on each January 2 of 2009, 2010, 2011, 2012, 2013 and 2014.

(f) Original vesting term of four years with shares vesting proportionally on each January 2 of 2008, 2009, 2010 and 2011.

(g) Original vesting term of four years with remaining shares vesting proportionally on each May 13 of 2008 and 2009.

(h) Shares originally vested 25% upon grant with remainder vesting proportionally over three years. Remaining shares vest proportionally on each July 24 of 2008 and 2009.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[a]
Andrew F. Jacobs	-	-	10,000	105,500
Phillip A. Reinsch	-	-	5,000	52,750
Robert R. Spears, Jr.	-	-	5,000	52,750
Anthony R. Page	-	-	5,000	46,000
Michael W. Brown	-	-	3,000	31,650

(a) Amounts represent the dollar value realized upon vesting based on the closing market price of our common shares on the vesting date.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[a]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[b]
Andrew F. Jacobs	13,980	13,980	36,659	-	473,289
Phillip A. Reinsch	8,460	1,680	11,263	-	222,156
Robert R. Spears, Jr.	16,950	3,465	22,266	-	449,586
Anthony R. Page	450	540	(6)	-	984
Michael W. Brown	10,950	-	455	-	19,224

(a) Amounts included in the "Summary Compensation Table" of this proxy statement.

(b) Amounts include employer contributions made over the prior three years, as follows:

	2007	2006	2005
Andrew F. Jacobs	$13,980	$30,338	$21,128
Phillip A. Reinsch	1,680	11,100	8,363
Robert R. Spears, Jr.	3,465	17,100	12,330
Anthony R. Page	540	-	-
Michael W. Brown	-	2,400	-

Narrative Disclosure to Nonqualified Deferred Compensation Table:

The Deferred Compensation Plan is designed to allow employees, regardless of pay, to achieve the same retirement income as a percentage of final pay as is available to all employees having the same tenure. Because Internal Revenue Code Section 401(a)(17) limits the amount of compensation able to be considered to determine contributions for our tax-qualified 401(k) plan, we have established a non-qualified Deferred Compensation Plan to allow executive officers to contribute beyond this limitation for qualified plans in order to afford these employees the comparable benefit provided to other employees. In 2007, this maximum amount of income able to be considered for tax-qualified plans was $225,000. The compensation committee of our board administers the plan.

Participants in the plan may elect to defer up to 60% of base salary and 100% of bonus into a deferral account. We will contribute into each participant's deferral account a matching amount equal to 50% of 6% of the participant's deferrals, but only on the deferral of compensation that exceeds the maximum compensation able to be considered for tax-qualified plans, as discussed above. We may also, but are not required to, credit to deferral accounts a supplemental matching contribution of 3% of the participant's compensation, but only on compensation that exceeds the maximum compensation able to be considered for tax-qualified plans, as discussed above. Vesting in the amounts contributed by us into the deferral account is determined on the same service-based vesting schedule used in our 401(k) plan, which provides for annual vesting ratably over a participant's initial five years of service. Participant deferral accounts are considered a part of our general assets and participants are considered unsecured creditors.

Participants may designate the manner in which deferral accounts are invested solely among options designated by us for this purpose, currently in publicly-traded mutual funds. Participants may change their investment designations among the offered mutual funds at any time upon proper notice to the plan administrator. We may change the deemed investment options at any time, but in no event will the deemed investment options made available to participants consist of our stock or securities of an affiliate. Absent a previously established distribution schedule or unforeseeable emergency, no distributions will be made to a participant until retirement or an earlier termination of service. Distributions at retirement or termination of service are made in the form of a single lump sum payment except for any compensation for which a special distribution schedule has been established, which may provide for installments over a period of time not greater than five years.

Potential Payments Upon Termination or Change-in-Control

Name	Executive Benefits and Payments upon Termination	Voluntary or For-Cause Involuntary Termination or Retirement $	Involuntary Not-for-Cause Termination $	Termination from Dissolution, Liquidation or Change-in-Control $	Death $
Andrew F. Jacobs	Severance Payment Agreement[a]	-	1,470,000	1,470,000	1,470,000
	Vested Account Balance of Nonqualified Deferred Compensation[b]	473,289	473,289	473,289	473,289
	Previously Vested Option Awards[c]	338,625	338,625	338,625	338,625
	Acceleration of Nonvested Option Awards[d]	-	-	609,375	609,375
	Acceleration of Nonvested Stock Awards[e]	-	-	1,319,000	1,319,000
		811,914	2,281,914	4,210,289	4,210,289
Phillip A. Reinsch	Severance Payment Agreement[a]	-	550,000	550,000	550,000
	Vested Account Balance of Nonqualified Deferred Compensation[b]	222,156	222,156	222,156	222,156
	Previously Vested Option Awards[c]	169,313	169,313	169,313	169,313
	Acceleration of Nonvested Option Awards[d]	-	-	304,688	304,688
	Acceleration of Nonvested Stock Awards[e]	-	-	830,970	830,970
		391,469	941,469	2,077,127	2,077,127
Robert R. Spears, Jr. ...	Severance Payment Agreement[a]	-	640,000	640,000	640,000
	Vested Account Balance of Nonqualified Deferred Compensation[b]	449,586	449,586	449,586	449,586
	Previously Vested Option Awards[c]	169,313	169,313	169,313	169,313
	Acceleration of Nonvested Option Awards[d]	-	-	304,688	304,688
	Acceleration of Nonvested Stock Awards[e]	-	-	1,187,100	1,187,100
		618,899	1,258,899	2,750,687	2,750,687
Anthony R. Page	Vested Account Balance of Nonqualified Deferred Compensation[b]	555	555	555	555
	Previously Vested Option Awards[c]	79,625	79,625	79,625	79,625
	Acceleration of Nonvested Option Awards[d]	-	-	304,125	304,125
	Acceleration of Nonvested Stock Awards[e]	-	-	408,890	408,890
	Acceleration of Vesting on 401(k) Plan	-	-	-	18,388
	Unvested Distribution from Non-Qualified Deferred Compensation Plan	-	-	-	429
		80,180	80,180	793,195	812,012
Michael W. Brown	Severance Payment Agreement[a]	-	270,000	270,000	270,000
	Vested Account Balance of Nonqualified Deferred Compensation[b]	19,224	19,224	19,224	19,224
	Previously Vested Option Awards[c]	101,588	101,588	101,588	101,588
	Acceleration of Nonvested Option Awards[d]	-	-	182,813	182,813
	Acceleration of Nonvested Stock Awards[e]	-	-	501,220	501,220
		120,812	390,812	1,074,845	1,074,845

(a) In December 1999, we entered into a severance payment agreement with each person employed by us at that time, and we entered into an amended severance payment agreement with Mr. Jacobs, our CEO, on February 23, 2004 (together, the "covered employees"). Pursuant to these agreements, in the event a covered employee's employment with us is terminated by us for any reason other than those described below, that covered employee will receive the indicated severance payment:

Title	Severance Pay
President and CEO	Three years base annual salary
Executive Vice President	Two years base annual salary
Senior Vice President and Vice President	One and one-half years base annual salary
Assistant Vice President and all other employees	One year base annual salary

A covered employee will not be entitled to a severance payment under the severance payment agreement if (i) the covered employee voluntarily terminates his or her employment, other than because of a reduction in that covered employee's base salary or officer grade, or a relocation of that covered employee which requires travel from his or her primary residence to such new location an additional 50 or more miles each way; (ii) the covered employee fails to return to work following an approved leave of absence or (iii) we terminate the covered employee for cause.

(b) Amount represents the vested account balance of each executive officer as shown in the "Aggregate Balance at Last Fiscal Year-End" column of the Nonqualified Deferred Compensation table on page 22. The amounts are shown as a single lump sum payment regardless of election to receive payment over time.

(c) Amount represents the value to be realized assuming the exercise on December 31, 2007 of previously vested option awards.

(d) No option awards shall vest after the executive officer leaves us for any reason, including termination by reason of voluntary or involuntary discharge, disability or retirement, or the executive officer reduces his scheduled work hours per week (subject to management's discretion), except in the event of a change-in-control, dissolution or liquidation of our company, or death of the executive officer, in which case all outstanding nonvested option awards will automatically vest in full. Amount, if any, represents the value to be realized assuming the exercise of the nonvested portion of the option award on December 31, 2007.

(e) Nonvested stock awards will revert to us in the event the executive officer leaves us for any reason, including termination by reason of voluntary or involuntary discharge, disability or retirement or the executive officer reduces his scheduled work hours per week (subject to management's discretion), except in the event of a change-in-control, dissolution or liquidation of our company, or death of the executive officer, in which case all outstanding nonvested stock awards will automatically vest in full. Amount, if any, based on the closing market price of our common shares on December 31, 2007.

EQUITY COMPENSATION PLANS

The following table summarizes the total number of outstanding securities in each of our equity compensation plans and the number of securities remaining for future issuance, as well as the weighted-average exercise price of all outstanding equity awards as of December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by stockholders:			
1990 Directors' Stock Option Plan[(a)]	15,755	$ 6.12	-
1994 Flexible Long-Term Incentive Plan[(a)]	99,707	28.52	-
Amended and Restated 2004 Flexible Long-Term Incentive Plan	655,000	8.43	1,757,957
Equity compensation plans not approved by stockholders:			
1997 Flexible Long-Term Incentive Plan[(b)]	178,194	13.57	-
	948,656	11.47	1,757,957

(a) Equity awards are no longer issued from the 1990 Directors' Stock Option Plan, which expired April 25, 2001, and the 1994 Flexible Long-Term Incentive Plan, which expired April 22, 2004.

(b) The purposes of the 1997 Flexible Long-Term Incentive Plan are to enable us to attract, motivate, reward and retain employees and to encourage holding of our proprietary interests by our employees by enabling us to make equity awards that recognize the creation of long-term value for our stockholders and promote our continued growth and success. To achieve these purposes, employees may receive option awards, stock awards, stock appreciation rights, performance awards, performance stock, dividend equivalent rights or any combination thereof. Equity awards are no longer issued from the 1997 Flexible Long-Term Incentive Plan, which expired on April 18, 2007.

AUDIT COMMITTEE

Our audit committee is governed by a written charter adopted by our board and is composed of three independent directors, each of whom has been determined by our board to be financially literate and independent in accordance with the NYSE listing standards and our Board of Directors' Guidelines. The committee's charter can be found on our website at www.capstead.com by clicking "Investor Relations," "Accept" and "Corporate Governance."

The following is the committee's report in its role as the overseer of the integrity of our financial statements, our system of internal control over financial reporting, our independent registered public accounting firm's performance, including their qualification and independence, and our compliance with legal and regulatory requirements. In carrying out its oversight responsibilities, the committee is not providing any expert or special assurance as to our financial statements or any professional certification as to the outside registered public accounting firm's work. This report and written charter shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

AUDIT COMMITTEE REPORT

The audit committee has reviewed and discussed the consolidated financial statements with management and Ernst & Young LLP, Capstead's independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of Capstead's consolidated financial statements; applying appropriate accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Ernst & Young LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States, as well as expressing an opinion on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.

During the course of the year, management completed the documentation, testing and evaluation of Capstead's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management, including the internal auditors, and Ernst & Young LLP at its committee meetings. At the conclusion of the process, management provided the committee with, and the committee reviewed a report on, the effectiveness of Capstead's internal control over financial reporting. The committee also reviewed the report of management contained in Capstead's annual report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC, as well as Ernst & Young LLP's Reports of Independent Registered Public Accounting Firm included in Capstead's annual report on Form 10-K for the fiscal year ended December 31, 2007 related to its audits of (i) the consolidated financial statements, (ii) management's assessment of the effectiveness of internal control over financial reporting and (iii) the effectiveness of internal control over financial reporting. The committee continues to oversee Capstead's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2008.

The committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended or supplemented, and Public Company Accounting Oversight Board Auditing Standard No. 2. In addition, Ernst & Young LLP has provided the committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, as amended. The committee has discussed with Ernst & Young LLP their independence and has concluded they are independent from Capstead and its management.

Based on their review of the consolidated financial statements and discussions with and representations from management, including the internal auditors, and Ernst & Young LLP referred to above, the committee recommended to the board, and the board agreed, that the audited financial statements be included in Capstead's annual report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

AUDIT COMMITTEE
Gary Keiser, Chairman
Jack Biegler
Michael G. O'Neil

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

For purposes of this proxy statement a "beneficial owner" means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

(i) *Voting power*, which includes the power to vote, or to direct the voting of, common shares; and/or

(ii) *Investment power*, which includes the power to dispose, or to direct the disposition, of common shares.

A person is also deemed the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days of the annual meeting record date.

Security Ownership of Management

Listed in the following table and footnotes is certain information regarding the beneficial ownership of our common shares as of February 20, 2008, by each director, director nominee and executive officer listed in the Summary Compensation Table and by all directors, director nominees and executive officers as a group.

	Number of Common Shares Beneficially Owned[a][b]	Percent of Class
Jack Biegler	23,500	*
Andrew F. Jacobs	229,000	*
Gary Keiser	37,089[c]	*
Paul M. Low	75,778[c]	*
Christopher W. Mahowald	60,287[c]	*
Michael G. O'Neil	47,556[c]	*
Mark S. Whiting	28,800	*
Phillip A. Reinsch	112,699[c]	*
Robert R. Spears, Jr.	140,897[c]	*
Anthony R. Page	67,076	*
Michael W. Brown	71,634[c]	*
All directors, director nominees and executive officers as a group (11 persons)	894,316	1.80

* Denotes less than 1 percent.

(a) Amounts include common shares issuable as follows:

	Security Ownership	Right to Acquire	
	Series B Shares	Convertible into Common Shares	Exercisable Options
Jack Biegler	-	-	5,000
Andrew F. Jacobs	-	-	-
Gary Keiser	-	-	15,000
Paul M. Low	65,380	39,273	5,000
Christopher W. Mahowald	-	-	5,000
Michael G. O'Neil	1,350	810	23,432
Mark S. Whiting	-	-	20,000
Phillip A. Reinsch	5,500	3,303	-
Robert R. Spears, Jr.	-	-	-
Anthony R. Page	2,500	1,501	-
Michael W. Brown	-	-	-
Directors, director nominees and executive officers as a group (11 persons)	74,730	44,887	73,432

(b) Includes nonvested stock awards granted May 13, 2005, with remaining scheduled vesting over two years on each May 13 as follows: 20,000 shares for Mr. Jacobs; 2,500 shares each for Messrs. Keiser, Low, O'Neil and Whiting; 10,000 shares each for Messrs. Spears and Reinsch and 6,000 shares for Mr. Brown. Includes 2,500 nonvested stock awards granted on June 21, 2005 to Messrs. Biegler and Mahowald with remaining scheduled vesting over two years on each June 21. Includes 10,000 nonvested stock awards granted to Mr. Page on July 24, 2006 with remaining scheduled vesting over two years on each July 24. Also includes nonvested stock awards granted December 14, 2006 with remaining scheduled vesting over three years on each January 2 as follows: 33,750 shares each for Messrs. Jacobs and Spears; 22,500 shares for Mr. Reinsch and 11,250 shares each for Messrs. Brown and Page. Includes 1,000 nonvested stock awards granted on May 7, 2007 to Messrs. Biegler, Keiser, Low, Mahowald, O'Neil and Whiting, which vest in full on April 15, 2008. Includes nonvested stock awards granted on December 27, 2007 with scheduled vesting over six years beginning January 2, 2009 as follows: 35,000 shares each for Messrs. Jacobs and Spears; 23,000 shares for Mr. Reinsch; 6,000 shares for Mr. Page and 17,000 shares for Mr. Brown.

(c) Includes shares that may be pledged to secure margin accounts as follows: 18,589 common shares for Mr. Keiser; 5,622 common shares and 380 Series B shares for Mr. Low; 51,787 common shares for Mr. Mahowald; 10,199 common shares and 500 Series B shares for Mr. O'Neil; 53,896 shares for Mr. Reinsch; 62,147 shares for Mr. Spears and 37,384 shares for Mr. Brown.

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of common shares for the persons known by us to be beneficial owners of more than 5 percent of our common shares outstanding as of the close of business on February 20, 2008.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percent of Class
DePrince, Race & Zollo, Inc.[a] 250 Park Avenue South, Suite 250 Winter Park, FL 32789	4,164,616	8.41%
Trafelet & Company, LLC[a] 590 Madison Avenue, 39th Floor New York, NY 10022	2,487,600	5.02%
Wellington Management Company, LLP[b] 75 State Street Boston, MA 02109	3,855,926	7.78%

(a) The number of common shares beneficially owned is from a Schedule 13G filed by each company with the SEC on February 4, 2008. The percent of class is based on 49,531,507 common shares outstanding as of February 20, 2008.

(b) The number of common shares beneficially owned is from a Schedule 13G filed by Wellington with the SEC on February 14, 2008. The percent of class is based on 49,531,507 common shares outstanding as of February 20, 2008.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

To our knowledge based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2007, all of our directors, executive officers and beneficial owners of more than ten percent of our common shares were in compliance with the Section 16(a) filing requirements.

PROPOSAL TWO – AUTHORIZATION OF AN AMENDMENT TO OUR ARTICLES OF INCORPORATION

Our charter presently authorizes us to issue 200,000,000 shares of stock, consisting of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock. We are proposing to amend our charter to increase the number of authorized shares of our common stock from 100 million to 250 million. The number of authorized shares of our preferred stock would remain the same.

We propose that Article V, Section 1 of our Articles of Incorporation be amended to read in its entirety as follows:

> "The total number of shares of all classes which the Corporation has authority to issue is three hundred fifty million (350,000,000) shares, consisting of (a) two hundred fifty million (250,000,000) shares of Common Stock, $0.01 par value per share, and (b) one hundred million (100,000,000) shares of Preferred Stock, $0.10 par value per share. The aggregate par value of all the shares of all the classes of stock of the Corporation is twelve million, five hundred thousand dollars ($12,500,000.00). The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of stock."

At February 20, 2008, there were 49,531,507 shares of common stock issued and outstanding and 13,398,403 shares were reserved for issuance pursuant to our stock incentive plans and conversion of our outstanding convertible securities, leaving only 37,070,090 shares of common stock available for issuance. Consequently, our board believes it is in the best interests of our stockholders to increase the number of authorized shares of common stock as it would provide flexibility with respect to future transactions, including raising additional capital, acquisitions, stock splits and other reasonable corporate purposes. The additional shares will enable us to avoid the time-consuming and costly need to hold a special meeting of stockholders, which may adversely delay our ability to enter into a desirable transaction or deny us the flexibility to facilitate the effective use of our securities.

The additional common stock would be part of our current class of common stock and, if and when issued, would have the same rights and privileges as our common stock presently issued and outstanding. We may use authorized shares of common and preferred stock from time to time as appropriate and opportune situations arise.

Our stockholders will not have any preemptive rights with respect to the additional shares being authorized. No further approval by stockholders would be necessary prior to the issuance of any additional shares of common stock or preferred stock, except as may be required by law or applicable NYSE rules. In certain circumstances, generally relating to the number of shares to be issued and the identity of the recipient, the rules of the NYSE require stockholder authorization in connection with the issuance of such additional shares. Subject to law and the rules of the NYSE, our board has the sole discretion to issue additional shares of common and preferred stock on such terms and for such consideration as may be determined by our board. Our board does not intend to issue any stock except for reasons and on terms which our board deems to be in the best interests of our stockholders. The issuance of any additional shares of common or preferred stock may have the effect of diluting the percentage of stock ownership of our present stockholders. However, in any such event, stockholders wishing to maintain their interests may be able to do so through normal market purchases.

The affirmative vote of holders of a majority of all common shares entitled to vote at our annual meeting of stockholders is required for the proposed amendment to our Articles of Incorporation to be adopted. Consequently, abstentions and broker non-votes will have the same effect as votes against the proposal. Our board believes it is in our best interests and those of our stockholders to amend Article V, Section 1 of our Articles of Incorporation to give effect to this proposal.

If our stockholders approve the proposal, our Articles of Amendment will be filed with the State Department of Assessments and Taxation of Maryland and the amendment described above will be effective upon the acceptance for record of the Articles of Amendment by the State Department of Assessments and Taxation.

The board recommends a vote FOR the authorization of an amendment to our Articles of Incorporation.

PROPOSAL THREE – RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking our stockholders to ratify our audit committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Ernst & Young LLP has audited our financial statements since we commenced operations in 1985. Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our by-laws or otherwise. However, our board is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the committee will reconsider whether or not to retain them. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines such a change would be in the best interests of our stockholders.

Our audit committee is responsible for appointing, setting compensation, retaining and overseeing the work of our independent registered public accounting firm. The committee pre-approves all audit and non-audit services provided to us by our independent registered public accounting firm. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. The committee has delegated pre-approval authority to its chair when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval and the fees for the services performed to date. The committee approved all fees paid to Ernst & Young LLP during the past two years with no reliance on the de minimis exception established by the SEC for approving such services.

Services provided by Ernst & Young LLP during 2007 included the audits of (i) our annual financial statements, (ii) management's assessment of the effectiveness of internal control over financial reporting and (iii) the effectiveness of internal control over financial reporting. Services also included the limited review of unaudited quarterly financial information, review and consultation regarding filings with the SEC and the Internal Revenue Service, procedures performed on behalf of our underwriters in connection with public offerings of our common stock, assistance with management's evaluation of internal accounting controls, and consultation on financial and tax accounting and reporting matters. The committee has considered all fees provided by Ernst & Young LLP to us and concluded their involvement is compatible with maintaining their independence. Fees for fiscal years ended December 31, 2007 and 2006 were as follows:

	Fiscal Year 2007	Fiscal Year 2006
Audit fees	$330,000	$312,500
Audit-related fees	153,800	10,500
Tax fees[(a)]	15,000	17,631
All other fees	-	-
Total	$498,800	$340,631

(a) Tax Fees are comprised of an estimated (i) $6,000 for tax compliance and $9,000 for tax consulting for the fiscal year ended December 31, 2007, and (ii) $5,449 for tax compliance and $12,182 for tax consulting for the fiscal year ended December 31, 2006.

Representatives of Ernst & Young LLP will be present at the annual meeting of stockholders, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The board recommends a vote FOR ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2008.

RELATED PERSON TRANSACTIONS

We recognize that transactions involving significant relationships between us and our directors, executives or employees can present conflicts of interest and create the appearance that our decisions are based on considerations outside of our best interests and those of our stockholders. Therefore, it is our preference to avoid transactions involving such relationships. Nevertheless, we recognize there are situations where such transactions may not be inconsistent with our best interests and those of our stockholders. Therefore, we have implemented certain policies and procedures intended to allow us to assess the propriety of such transactions.

Pursuant to our Board of Directors' Guidelines, each director must discuss with our governance & nomination committee any significant transaction that may affect his independence so that the committee can report such transaction to our board, which has the authority to reject or ratify the transaction based upon our best interests and those of our stockholders. Also pursuant to our Board of Directors' Guidelines, if a proposed transaction involves a director potentially diverting a corporate opportunity from us, the director pursuing such transaction must first present the transaction to our CEO who has the authority to determine our best interests and those of our stockholders with respect to such opportunity. In addition, our Code of Business Conduct and Ethics provides that a related person transaction involving an executive officer must be promptly reported to our board, and such transactions involving an employee or non-executive officer must similarly be reported to our CEO. Our Code of Business Conduct and Ethics also provides that our officers and employees must get our CEO's authorization before they can divert a business opportunity away from us. In each of these situations our board and our CEO have the authority to determine our best interests and those of our stockholders in relation to such transaction.

For the year ended December 31, 2007 there were no related person transactions required to be reported pursuant to Item 404(a) of Regulation S-K.

STOCKHOLDER PROPOSALS

Any stockholder proposal to be presented at the 2009 annual meeting of stockholders must be received by our stockholder relations department at 8401 North Central Expressway, Suite 800, Dallas, Texas 75225-4410 no later than November 21, 2008 in order to be included in the proxy statement and form of proxy for such meeting. The proposal must comply with SEC regulations under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, regarding the inclusion of stockholder proposals in company-sponsored proxy materials. As to any proposal a stockholder intends to present to stockholders other than by inclusion in our proxy statement for the 2009 annual meeting, the proxies named in management's proxy for that meeting will be entitled to exercise their discretionary authority on that proposal unless we receive notice of the matter to be proposed not later than February 4, 2009. Even if proper notice is received on or prior to February 4, 2009, the proxies named in management's proxy for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising stockholders of such proposal and how they intend to exercise their discretion to vote on such matter, unless the stockholder(s) making the proposal solicits proxies with respect to the proposal to the extent required by Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended.

OTHER MATTERS

Our board does not intend to bring any other business before the annual meeting of stockholders, and our board is not aware of any matters to be brought before the meeting other than those described in this proxy statement. As to any other business that may properly come before the annual meeting of stockholders, our proxies intend to exercise their discretionary authority to vote on those matters.

ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the website maintained by the SEC at www.sec.gov. We make available on our website at www.capstead.com, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, investor presentations and press releases, including amendments to such documents as soon as reasonably practicable after such materials are electronically filed or furnished to the SEC or otherwise publicly released. We also make available on our website free of charge charters for the committees of our board, our Board of Directors' Guidelines, our Code of Business Conduct and Ethics, our Financial Code of Professional Conduct and other company information, including amendments to such documents and waivers, if any, to the codes. Hard copies are furnished upon written request to Capstead Mortgage Corporation, Attention: Stockholder Relations, 8401 North Central Expressway, Suite 800, Dallas, Texas 75225-4410.

You should rely only on the information contained in this proxy statement to vote on the election of directors, authorization of an amendment to our Articles of Incorporation to increase our authorized shares of common stock from 100 million shares to 250 million shares, and ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2008. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated March 21, 2008. You should not assume the information contained in this proxy statement is accurate as of any date other than such date, and neither the mailing of this proxy statement to stockholders nor the election of directors, authorization of an amendment to our Articles of Incorporation or ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm will create any implication to the contrary.

By order of the board of directors,



Phillip A. Reinsch
Secretary

March 21, 2008

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR

Inquiries concerning dividend payments, lost certificates, change of address and account information should be directed to:

Wells Fargo Shareowner Services
Post Office Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
www.wellsfargo.com/shareownerservices

SERIES A AND SERIES B PREFERRED SHARE CONVERSIONS

Holders of the Series A and Series B preferred shares may convert into common shares at any time. If conversion is requested after one or more preferred record dates and on or before the record date for payment of quarterly dividends on the common shares, the holder must return to Capstead all such preferred share dividends declared and paid for the corresponding quarter. Holders of the Series A and Series B preferred shares are advised to carefully consider whether or not it is economically advantageous to convert into common shares, considering the conversion ratio as well as the prevailing market prices and dividends of both the common and preferred shares.

AVAILABLE INFORMATION

Capstead makes available on its website at www.capstead.com, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, investor presentations, press releases, charters for the committees of the board of directors, the Board of Directors Guidelines, the Code of Business Conduct and Ethics, the Financial Code of Professional Conduct and other information, including amendments to such documents and waivers, if any, to the codes. Such information is also furnished upon written request to:

Capstead Mortgage Corporation
Attention: Stockholder Relations
8401 North Central Expressway
Suite 800
Dallas, Texas 75225-4410

ANNUAL MEETING

The annual meeting of stockholders will be held at 9:00 A.M. on Thursday, May 1, 2008 at:

The Crescent Club
200 Crescent Court, 17th Floor
Dallas, Texas

designed by curran & connors, inc. / www.curran-connors.com

END

Capstead Mortgage Corporation // 8401 North Central Expressway, Suite 800 // Dallas, Texas 75225
214.874.2323 // 800.358.2323 // www.capstead.com